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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atlas Copco

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 07 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 812

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/6/04

Atlas Copco Annual Report and Sustainability Report 2003

03

AR/S
12-31-03

04 APR -5 AM 7:21



Atlas Copco's revenues declined 6% to MSEK 44 619. Operating profit increased to MSEK 5 310 (5 261, excluding goodwill impairment charge), corresponding to a margin of 11.9% (11.1), and earnings per share increased to SEK 15.62 (13.88).

Atlas Copco

Contents

Annual Report

Sustainability Report

Shareholder Information

This year, the **Annual Report** and the **Sustainability Report** is published in one document. The Annual Report fulfills the legal requirements for information. It also includes information of specific interest to the investor community. The Sustainability Report covers environmental and social issues.



Achieve

The magazine **Achieve** presents how Atlas Copco works to reach the vision first in mind—first in choice. Strategic moves are highlighted and it gives an in-depth description of what Atlas Copco focuses on.

Forward-looking statements: Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco 2003 Summary

- Gradual improvement of business climate during the year.
- Improved positions in high-potential markets and increased sales of aftermarket products and services.
- Successful launch of innovative products and services.
- Order volume as well as revenue volume grew 2% for comparable units and prices improved. 10% negative translation effect from foreign exchange rate fluctuations.
- Improved profits, despite negative currency effects.
- Continued strong cash generation.
- The Board of Directors proposes a dividend of SEK 7.50 (5.75) per share, the 10th consecutive year with an increase.

Revenues and earnings per share


MSEK
SEK
60 000
18
50 000
15
40 000
12
30 000
9
20 000
6
10 000
3
0
0
99
00
01
02
03
Revenues
Earnings per share*

*) Excluding goodwill impairment charge 2002.

2003 in figures

MSEK	2003	2002[1]	2002[2]
Orders received	45 149	47 946	47 946
Revenues	44 619	47 562	47 562
Operating profit	5 310	5 261	–1 689
—as a percentage of revenues	*11.9*	*11.1*	*neg.*
Profit after financial items	4 913	4 481	–2 469
—as a percentage of revenues	*11.0*	*9.4*	*neg.*
Net profit	3 274	2 909	–3 889
Earnings per share, SEK	15.62	13.88	–18.55
Dividend per share, SEK	7.50[3]	5.75	5.75
Operating cash flow	5 609	5 599	5 599
Equity capital per share, SEK	101	126	97
Return on equity, %	16.0	10.9	–16.2
Return on capital employed, %	16.8	12.3	–3.2
Average number of employees	25 707	25 787	25 787

1) Excluding goodwill impairment charge of MSEK 6 950.
2) As reported in the Financial Statements.
3) Proposed by the Board of Directors.

Facts in Brief

The Atlas Copco Group is a global industrial group of companies headquartered in Stockholm, Sweden. Revenues for 2003 totaled MSEK 44 619. The Group employs about 26 000 people and manufactures products in 17 countries. The products are sold and rented under different brands through a worldwide sales-and-service network reaching some 150 countries, half of which are served by wholly or partly owned companies.

Compressor Technique



Products/Business concept

Develops, manufactures, markets, and distributes
- Oil-free and oil-injected air compressors
- Portable air compressors
- Gas and process compressors
- Turbo expanders
- Electrical power generators
- Quality Air Solution™ products
- Air management systems
- Condensate management systems
- A wide range of aftermarket products
- Specialty rental services

Brands

Atlas Copco, Ceccato, Masons Power Generation, Puska, Worthington Creyssensac, Mauguière, Liutech, Rand-Air, Chicago Pneumatic, Grassair, Kmark Compressors, Abird, Irmer+Elze

Rental Service



Through approximately 500 stores in the United States, Canada, and Mexico, Rental Service satisfies customer needs for
- Construction equipment rental
- Industrial and energy equipment rentals
- Used equipment sales
- Tools and supplies

Brands

Rental Service Prime Industrial, Rental Service Prime Energy, Rental Service RSC

Industrial Technique



Develops, manufactures, markets, and distributes
- Industrial power tools and systems for bolted joints and for material removal
- Professional electric power tools and accessories for light construction and building installations
- A wide range of aftermarket products

Brands

Atlas Copco, Chicago Pneumatic, Milwaukee, Desoutter, AEG Power Tools, Georges Renault

Construction and Mining Technique



Develops, manufactures, markets, and distributes
- Rock drills
- Rock drilling tools
- *Tunneling and mining equipment*
- Surface drilling equipment
- Construction and demolition tools
- Equipment for exploration drilling and ground engineering applications
- A wide range of aftermarket products
- Specialty rental services

Brands

Atlas Copco, Chicago Pneumatic, Shenyang

Revenues by business area



Compressor Technique 36%
Rental Service 23%
Industrial Technique 23%
Construction and Mining Technique 18%

Revenues by customer category



Construction 35%
Manufacturing 26%
Process 13%
Mining 10%
Service 6%
Other 10%

Revenues by geographic area



North America 42%
South America 3%
Europe 35%
Africa/Middle East 6%
Asia/Australia 14%

Characteristics	Customers	Markets

- Global industry leader
- Continuous research and development in compressor/Quality Air Solutions technology and in fields related to energy savings and environmental care
- Assembly facilities and the manufacturing capability for production of compressor elements and other core components
- All major operations ISO 9001 and ISO 14001 certified
- Development, manufacturing, and assembly are located in Belgium, with units situated in Brazil, China, France, Germany, Great Britain, India, Italy, the Netherlands, and the United States



Other
Construction
Service
Mining
Process
Manufacturing



North America
Asia/Australia
South America
Africa/ Middle East
Europe

- Second largest equipment rental company in North America
- High-quality products and services mainly to the construction and manufacturing industries
- Superior service concepts, like 24/7 Customer Care, short- or long-term rentals, customized rental programs, national account programs, equipment delivery and pick up, used equipment, small tools and supplies for sale
- Efficient information systems
- Economies of scale



Other
Service
Process
Construction
Manufacturing



North America

- World leader in industrial tools and assembly systems for safety-critical joints
- Among the top five manufacturers worldwide of professional electric tools
- Intensive research and development
- Innovative products with extraordinary performance
- Ability to serve customers on a global basis
- Unique distribution system
- Manufacturing plants in the Czech Republic, France, Germany, Great Britain, Mexico, Sweden, and the United States



Other
Process
Construction
Manufacturing



Asia/Australia
Africa/Middle East
North America
Europe
South America

- Global supplier of state-of-the-art products and services for the construction and mining industries
- Aims to safeguard its position as a market leader by offering high productivity at low operating costs
- Focus on a safe and ergonomic working environment
- Manufacturing plants are located in Austria, Canada, Chile, China, Germany, India, South Africa, Sweden, and the United States



Other
Construction
Mining



Asia/Australia
North America
South America
Africa/ Middle East
Europe

First in Mind—First in Choice


North America, 42%
Europe, 35%
Africa/Middle East, 6%
Asia/Australia, 14%
South America, 3%
Distribution of revenues
by business area and region
Compressor Technique
Rental Service
Industrial Technique
Construction and Mining Technique

Atlas Copco has a vision to become and remain first in mind—first in choice of its customers and other key stakeholders. This means to be the leader; to lead in the share of mind and in the share of business; to be seen as an innovator who sets the standards and exceeds expectations.

The Group seeks global leadership in the market, and aims to be number one in customer share and market share in every product market, product application, and geographic segment where the Group competes. Atlas Copco strives to be the preferred employer and the preferred company for shareholders to invest in. The Group aims to create, and continuously increase, shareholder value.

Atlas Copco's ambition is to be the best associate for business partners, and to be their preferred customer who they prioritize. The Group strives to be a good and reliable corporate citizen and to support sustainable development.

Strategic directions

The Atlas Copco Group strives for and develops a global presence, whenever possible utilizing its established sales and distribution network. Strategic directions are; organic and acquired growth, use-of-products, and innovations and continuous improvements.

The growth is primarily organic, supported by selected acquisitions. Market penetration and expansion will be achieved by offering new products developed from core technologies, by finding new applications in new markets, and by increasing the scope of supply, but also by increasing and/or acquiring businesses that offer complementary products and/or services.

To grow the aftermarket revenues generated during the time the product is in use, *the use-of-products,* is the second strategic direction. Use-of-products comprises accessories, consumables, spare parts, service, maintenance, training, and rental. Use-of-products offers the Group a stable revenue stream, high growth potential, high profit potential, optimized business processes, enhanced product development, and closer relations with end-users. By being close to customers, Atlas Copco is more able to understand and meet the needs and wishes of the users of the products. This enables the Group to develop better products—and at the same time to ensure they are used in the most efficient manner.

Innovations and continuous improvements is the third strategic direction. There is always a better way to do things, and the innovative spirit should be reflected in everything the Group does. The objective is to provide innovative, high-quality products at a price level that reflects a premium offer from a market leader. Break-through innovations are a means of staying ahead of the competition and maximizing performance in the long run. The Group continually makes substantial investment in research and development, and supports specific projects to foster innovation in technology, concepts, and methods. Continuous improvements in manufacturing, products, marketing, organization, and business flows are intended to provide customers with better service and to safeguard short-term profitability.

Financial targets

The overall objective is to grow and to achieve a return on capital employed that will always exceed the Group's average total cost of capital.

The financial targets are:

- to have an annual revenue growth of 8%,
- to reach an operating margin of 15%, and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

In the past five years, compound annual growth averaged 5.7%. The Group's operating margin averaged 12.2% for the past five years. In 2003, the operating margin was 11.9% (11.1).

Development process

The foundation for reaching the objectives will follow the proven development process applicable to all operational units in the Group; stability first, then profitability, and finally growth.

ROCE


%
25
20
15
10
5
0
99
00
01
02
03
Weighted average cost of capital (pretax)
Return on capital employed*

Revenue growth


%
40
30
20
10
0
-10
99
00
01
02
03
Average 99–03
Target
Growth from previous year

Operating margin


%
15
12
9
6
3
0
99
00
01
02
03
Average 99–03
Target
Operating margin*

*) Excluding goodwill impairment charge 2002.

Dear Shareholders



In the beginning of 2003, most industrial markets and segments were characterized by slow activity and low investment levels. A number of countries in Asia, however, had strong growth, China in particular. In Atlas Copco's field of activity, the overall market demand improved gradually during the year and in the latter part of the year the signs of a recovery became clearer.

The U.S. dollar weakened sharply during the year in relation to the Euro and the Swedish currency. This weakening had a significant negative impact on Atlas Copco's results. In spite of these unfavorable conditions Atlas Copco managed to increase its profit after financial items compared to the year before. The earnings per share amounted to SEK 15.62.

Following the Group's improved performance and strong financial position the Board of Directors recently revised the dividend policy. It has decided that the proposed dividend shall reflect the company's profit and cash flow development, as well as future growth potential and should correspond to 40–50% of profit per share, up from the previous 30–40%.

It is my pleasure to inform you that the Board of Directors has decided to propose to the Annual General Meeting that a dividend of SEK 7.50 per share be paid for last year. This represents an increase of 30% compared to the dividend for 2002.

Targets and Shareholder value

Atlas Copco has established ambitious financial targets for its various activities in order to enhance shareholder value. The current Group targets are directed towards continuous profitable growth, aiming at annual revenue growth of 8% and reaching an operating margin of 15%.

Achieving these targets will require a continued and strong management focus on improving Atlas Copco's global market positions by developing and selling innovative and high performance products, systems and services. The company's vision First in mind—first in choice is a good guiding principle. It will also require further improvement in internal processes, productivity, and capital efficiency.

It is my opinion that Atlas Copco has highly competent and motivated people and that the needed financial resources are in place to develop the Group in all these respects, thereby improving our financial performance and increasing shareholder value.

People and culture

During my first year as the Chairman of the Board, I have deepened my knowledge about our company, our people, and its technology and various businesses.

Atlas Copco's internal procedures and practices are generally well documented in the internal database *The Way We Do Things,* and there is a strong company culture with shared values such as innovation, commitment, and interaction.

Education and training for all managers and employees in Atlas Copco is an important step in achieving world-class performance and creating a strong and positive spirit in the Group. It requires an organization based on sound principles and high ethics. It is my perception that Atlas Copco has a good tradition in this field and that these issues' importance is well recognized.

On behalf of the Board, I would like to thank the members of Group management for their excellent performance in 2003. I would also like to thank every employee in the Atlas Copco Group for their contribution to the results and the success of the Group.



Sune Carlsson, Chairman of the Board
Stockholm, Sweden, February 2, 2004

Solid Achievements

The past year proved to be another challenge for Atlas Copco. The economic recovery in our main markets was not as strong as we hoped for, and the continued decline of the U.S. dollar put additional pressure on sales and profits.

In spite of these adverse conditions, the Group managed to deliver a solid performance. We had volume increases in both orders received and orders invoiced. The operating profit margin increased from 11.1 % to 11.9 % and the profit after financial items increased by 10% to reach BSEK 4.9. The major reasons to this positive development were the many new product introductions, an increase in aftermarket business, and overall productivity improvements.

Focus on profitable growth

During the year, *Compressor Technique* introduced a strong and continuous flow of new machines and aftermarket products and services. The business area performed well and their presence in key markets improved. Asia, particularly China, and Eastern Europe developed positively. Aftermarket products and services grew in all major markets, and the proportion of revenues increased. The acquisition of Puska Pneumatic S.A., a Spanish compressor company, is in line with the Group's strategy to increase its presence in focused markets.

The *Industrial Technique* business area successfully launched a number of new industrial tools and systems, including new DC tools for the motor vehicle industry, and professional electric tools. The industrial tools business improved its presence and gained market share in many segments, while volume for professional electric tools were down on a weak market. The business area has been working on a number of restructuring projects, including several moves of production to new locations. These projects are almost finalized, and we will benefit from their relocations during the coming year.
In line with the use-of-products strategy, Industrial technique acquired DreBo Werkzeugfabrik GmbH, a German manufacturer of carbide-tipped masonry drilling products.

The *Construction and Mining Technique* business area had a strong growth in the mining sector, both for equipment and for the aftermarket business. The transfer of loader production, from the United States to Sweden, was successful and the synergies will begin to materialize during 2004. To further strengthen its position in the fast-growing Chinese market, the business area acquired Shenyang Rock Drilling Machinery Co. Ltd. In South Africa, the acquisition of two companies in the exploration-drilling field, Professional Diamond Drilling Equipment Pty and Mining Drilling Services Pty, will strengthen our position in the region.

The *Rental Service* business area experienced yet another year with low activity levels in the market, particularly in the non-residential building sector. With no help from the economy, the business area has focused their activities on building internal efficiency and on increasing rental rates. One important step has been to decentralize the organization and to re-organize the rental districts; this will establish a clear management structure and provide a better customer support. These actions contributed to the substantial improvement in the financial performance of our Rental Service business area.



Looking into 2004

The economy picked up slightly towards the end of 2003, and demand for our products and services increased. We believe that this recent positive demand development for Atlas Copco's products and services will continue in the near term.

There are still opportunities in the Group to reduce costs, to improve internal efficiency, and to increase prices. At the same time, we must further increase the resources devoted to product innovations and to service development, to meet and exceed our customers' current and future demand. This is the major way to achieve profitable growth, which must also be seen as a priority for those who have invested in the Group.

With our plans and ambitions and with the commitment and the competence we have in the Atlas Copco Group we are well positioned to meet the challenges of 2004.

Thank you for your support!



Gunnar Brock, President and Chief Executive Officer
Stockholm, Sweden, February 2, 2004

Board of Directors' Report on 2003 Operations

MSEK unless otherwise indicated, numbers in parentheses represent comparative figures for the preceding year.

Market Review

The market demand in the first half of 2003 was largely unchanged compared with the previous year, but a gradual improvement could be noted during the second part, benefiting overall demand. New products and increased market presence gave further support to demand for Atlas Copco's products and services.



Revenues and orders received
MSEK
55 000
44 000
33 000
22 000
11 000
0
99
00
01
02
03
Revenues
Orders received



Revenues
MSEK
55 000
44 000
33 000
22 000
11 000
0
I II III IV I II III IV I II III IV
01
02
03
12-month figures
3-month figures

The demand varied by region and customer segment; with strong demand throughout the year from the mining industry, a gradual improvement from the manufacturing and process industries and a relatively weak demand from the construction industry. Orders received increased by 2% in volume for comparable units, while price increases and structural changes added 1 percentage point each. A large negative currency translation effect of –10%, primarily because of the substantial USD decline, resulted in a drop of 6% for total orders received to MSEK 45 149 (47 946).

North America

The demand for the Group's products and services in North America, which accounted for 42% (48) of Group sales, was relatively weak for most of the year. It improved at the end of the period, primarily due to increased demand from some manufacturing and process industries. Capacity utilization in the manufacturing sector remained low, however, affecting demand for larger investment-related equipment as well as for rental equipment. Non-residential building activity, the most important segment for the equipment rental business, declined for the third consecutive year, while activity in residential building increased to a historically high level. Infrastructure activity was also favorable. The mining industry in the region showed a healthy development. In total, orders received declined about 1% in local currency.

South America

In South America, 3% (3) of Group sales, overall demand improved compared with the weak market situation of the previous year. Mining applications had a positive development and the demand from industrial customers also improved. Orders received increased 12% in local currency.

Orders and revenues

	2003	2002	Total Change, %	Volume Change, %	Structural Change, %	Price Change, %	Currency Change, %
Orders received							
Compressor Technique	16 480	16 334	+1	+6	+1	+1	–7
Rental Service	10 414	12 829	–19	–5	0	+2	–16
Industrial Technique	10 528	11 502	–8	0	+2	0	–10
Construction and Mining Technique	7 980	7 633	+5	+7	+3	+2	–7
Eliminations	–253	–352					
Atlas Copco Group	45 149	47 946	–6	+2	+1	+1	–10
Order backlog, Dec. 31	4 095	3 934					
Orders invoiced							
Atlas Copco Group	44 619	47 562	–6	+2	+1	+1	–10

For more details and comments, see also the business area sections on pages 20–27.

Europe

The demand in Europe, 35% (32) of Group sales, improved gradually during the year and was, overall, somewhat better than during the previous year. Eastern Europe, Russia in particular, experienced strong growth in demand and some important markets in Western Europe, notably Great Britain and Spain, recorded above average development. Demand was unchanged in the Nordic region together with France and Germany for the period as a whole, but had an improvement in the latter months. Italy was weak throughout the year. In Western Europe, demand from the construction industry remained on a low level while the manufacturing and process industries improved. Customers continued to demand more aftermarket products and services. In the region, orders received increased almost 7% in local currency, of which about 2 percentage points were attributable to acquisitions.

Africa/Middle East

In the Africa/Middle East region, 6% (5) of Group sales, the positive development in demand from the mining industry in Southern Africa continued. Demand in Northern Africa and in most markets in the Middle East was relatively good, although temporarily affected by the war in Iraq. Orders received increased 4% in local currency.

Asia/Australia

The demand in Asia/Australia, 14% (12) of Group sales, strengthened further compared with a strong 2002, with China showing a very strong development. Most other markets and segments in the region also recorded improved business conditions, and Japan stabilized after some years of weakness. Orders received increased by approximately 20% in local currency.

Geographic distribution of orders received, %

	Compressor Technique	Rental Service	Industrial Technique	Construction and Mining Technique	Group
North America	13	100	50	16	42
South America	4		1	8	3
Europe	51		40	42	35
Africa/Middle East	6		3	15	6
Asia/Australia	26		6	19	14
Total	100	100	100	100	100

Distribution of orders received by customer segment, %

	Compressor Technique	Rental Service	Industrial Technique	Construction and Mining Technique	Group
Construction	13	63	38	45	35
Manufacturing	40	6	45		26
Process	28	12	2		13
Mining	3			46	10
Service	7	12			6
Other	9	7	15	9	10
Total	100	100	100	100	100

Financial Summary and Analysis

	2003	2002*	2002
Revenues	44 619	47 562	47 562
Operating profit/loss	5 310	5 261	−1 689
Operating margin, %	11.9	11.1	−3.6
Profit/loss after financial items	4 913	4 481	−2 469
Profit margin, %	11.0	9.4	−5.2
Earnings/loss per share, SEK	15.62	13.88	−18.55
Return on capital employed, %	16.8	12.3	−3.2
Return on equity, %	16.0	10.9	−16.2

*) Excluding goodwill impairment charge.

The Group's revenues decreased 6% to MSEK 44 619 (47 562), affected by a 10% negative translation effect from foreign exchange rate fluctuations. Volume increased 2% for comparable units, mainly due to the Compressor Technique (+5%) and Construction and Mining Technique (+6%) business areas, but partly offset by volume decrease in Rental Service (−5%) and a flat development in Industrial Technique. Prices increased 1% and structural changes (acquisitions and divestments) added 1% to the revenues. See also business area sections and note 2.

In the third quarter 2002, Atlas Copco recorded an impairment charge of goodwill related to acquisitions in the Rental Service business area of MSEK 6 950. The impairment charge is included in the reported operating profit for 2002, but has been excluded from the analysis of earnings and return in this section in order to enhance comparability.

Earnings

Operating profit increased 1%, to MSEK 5 310 (5 261), and the operating profit margin increased to 11.9% (11.1). Profit was

Key figures by business area

	Revenues		Operating profit		Restructuring costs		Return on capital employed, %		Investments in Fixed assets, incl. rental fleet	
	2003	2002	2003	2002*	2003	2002	2003	2002*	2003	2002
Compressor Technique	16 045	15 993	2 962	3 005	-	-	67	68	467	387
Rental Service	10 414	12 829	837	686	-	-	5	3	2 171	2 019
Industrial Technique	10 526	11 481	1 051	1 050	-	−48	15	14	247	296
Construction and Mining Technique	7 894	7 618	675	680	−54	−68	18	20	538	434
Eliminations/Common Group functions	−260	−359	−215	−160					−18	−27
Total Group	44 619	47 562	5 310	5 261	−54	−116	17	12	3 405	3 109

*) Excluding goodwill impairment charge.

affected by restructuring costs of MSEK 54, in the Construction and Mining Technique business area. The preceding year included restructuring costs of MSEK 68 and MSEK 48 in the Construction and Mining Technique and Industrial Technique business areas, respectively. Goodwill amortization was MSEK 131 lower in 2003 as compared to 2002 due to the impairment charge recorded in the third quarter 2002 which reduced the overall base for amortization. Excluding all these items, operating profit was MSEK 5 233 (5 377), corresponding to a margin of 11.7% (11.3). The negative impact from foreign exchange rate fluctuations, particularly the weakening of USD, was MSEK –1 120, and about 1 percentage point on the operating margin. Higher revenue volume, a favorable sales mix, efficiency improvements and price increases managed to offset the large negative currency effect.

Depreciation and amortization totaled MSEK 3 313 (3 956), of which rental equipment accounted for MSEK 1 960 (2 333), property and machinery MSEK 805 (943), and amortization of intangible assets MSEK 548 (680). The Group applies amortization periods of 40 years for goodwill arising from the acquisitions of the U.S. companies Milwaukee Electric Tool (acquired in 1995), Prime Service (1997), and Rental Service Corporation (1999) and up to 20 years for other acquisitions. See also note 12.

Return on capital employed increased to 16.8% (12.3) and the return on shareholders' equity to 16.0% (10.9). The Group uses a weighted average cost of capital (WACC) of 8.7%, corresponding to a pre-tax cost of capital of approximately 13%, as the minimum return requirement for investments.

Operating profit for the *Compressor Technique* business area decreased by MSEK 43 to MSEK 2 962 (3 005), corresponding to a margin of 18.5% (18.8). Operating profit and margin were heavily affected by negative currency effects, about 2 percentage points on the margin, but this was to a large extent compensated for by higher revenue volume and price and efficiency measures. The return on capital employed remained at a high level, 67% (68).

Operating profit for the *Rental Service* business area, including ordinary goodwill amortization, improved to MSEK 837 (686) in spite of the large negative impact of currency translation.

Return and capital turnover


%
ratio
28
1.40
24
1.20
20
1.00
16
0.80
12
0.60
8
0.40
4
0.20
0
0
99 00 01 02 03

- Capital turnover, ratio*
- Return on capital employed*, %
- Return on equity*, %
- Weighted average cost of capital after tax, %

Profit margin


%
14
12
10
8
6
4
2
0
99 00 01 02 03

- Operating profit margin*
- Profit margin after financial items*

*) Excluding goodwill impairment charge 2002.

The profit margin was 8.0% (5.3). Successful management of rental rates, improved fleet utilization and a reduction of operating costs had a positive effect on the operating margin, while the decline in rental revenue volumes and higher costs for employee benefits and insurances had negative effects. The impairment charge in the third quarter of 2002 led to MSEK 131 lower goodwill amortization in 2003. The profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 27.6% (26.5). Return on capital employed was 5% (3) and 10% (6) on operating capital (excluding goodwill).

Operating profit for the *Industrial Technique* business area was unchanged at MSEK 1 051 (1 050). The operating margin improved to 10.0% (9.1). The improvement in the margin was primarily a result of a favorable sales mix between industrial tools and professional electric tools and product cost reductions, which more than offset a negative currency effect of about 0.5 percentage points. The previous year's result included restructuring costs for the Atlas Copco Electric Tools division of MSEK 48, mainly related to the relocation of certain assembly operations from Germany to the Czech Republic. Return on capital employed improved to 15% (14).

Operating profit for the *Construction and Mining Technique* business area was MSEK 675 (680), corresponding to a margin of 8.6% (8.9). The weakening of the USD had a strong negative impact on profit, affecting the operating margin by more than 2 percentage points. This offset the improvements resulting from higher invoicing volumes and price increases. Restructuring costs for the transfer of the loading business from Portland, the United States to Örebro, Sweden, amounted to MSEK 54 (68). Return on capital employed, including the restructuring costs, was 18% (20).

The Group's net financial items totaled MSEK –397 (–780), of which net interest items were MSEK –386 (–722). Interest expense declined considerably because of strong operating cash flow, the weaker USD and lower effective interest rates. Financial foreign exchange differences were MSEK –11 (–62), and other financial income was MSEK 0 (4).

Atlas Copco Group profit after financial items increased MSEK 432 to MSEK 4 913 (4 481), corresponding to a profit margin of 11.0% (9.4). The total negative effect of foreign exchange rate fluctuations was MSEK 1 020.

Taxes for the year totaled MSEK 1 619 (1 513), corresponding to 33.0% (33.8) of profit after financial items, see also note 9.

Net profit for the year amounted to MSEK 3 274 (2 909). Earnings per share was SEK 15.62 (13.88), up 13%.

Balance sheet

	2003	2002	2002*
Total assets	45 862	48 668	54 684
Net indebtedness	7 613	13 694	13 694
Debt/equity ratio, %	36.1	67.3	51.9
Equity/assets ratio	45.9	41.8	48.2

*) Excluding goodwill impairment charge.

The Group's total assets decreased 6% to MSEK 45 862 (48 668). Total assets excluding liquid funds decreased 12%, primarily a result of the foreign exchange translation effects caused by the strengthening of the Swedish krona (approximately 11%). The decrease was also influenced by a decrease in fixed assets and by a reduction in working capital. Cash and bank increased to

Inventories


MSEK
%
6 000
24
5 000
20
4 000
16
3 000
12
2 000
8
1 000
4
0
0
99 00 01 02 03
Inventories as % of revenues
Inventories, MSEK

Trade receivables


MSEK
%
12 000
24
10 000
20
8 000
16
6 000
12
4 000
8
2 000
4
0
0
99 00 01 02 03
Trade receivables as % of revenues
Trade receivables, MSEK

MSEK 4 178 (1 356) as a consequence of the strong cash flow.

The capital turnover ratio increased to 0.95 (0.83). The improved ratio for 2003, reflecting a lower average capital, was partly due to the effects of the goodwill impairment in Q3 2002.

Investments

Gross investment in rental equipment was MSEK 2 681 (2 144), while sales of used equipment totaled MSEK 1 506 (1 402). Thus, net investments in rental equipment increased to MSEK 1 175 (742), reflecting a return to a more normal replacement investment level.

Investments in property and machinery totaled MSEK 724 (965), just below the annual depreciation. Investments in new equipment were made at several production plants. Major investments were made in Compressor Technique's main plant in Antwerp, Belgium, Milwaukee Electric Tool's plants in the United States, Construction & Mining's plant in Örebro, Sweden and in the Rental Service operations in the United States.

Investments in other, financial and intangible, fixed assets amounted to MSEK 324 (349), mainly related to capitalization of certain development costs.

Inventories and trade receivables

The value of inventories as a proportion of revenues decreased to 12.1% (12.2). Excluding Rental Service, the proportion was 14.7% (15.0).

Trade receivables in relation to revenues were 17.5% (18.0). This decrease resulted primarily from improved control of receivables in all business areas.

Cash flow and net indebtedness

At year-end, liquid funds amounted to MSEK 4 178 (1 356), equal to 9% (3) of revenues, an increase from a strong cash flow and limited possibilities to efficiently exercise payment of long-term interest bearing liabilities.

The operating cash surplus after tax (defined as revenues less operating expenses after the reversal of non-cash items, such as depreciation and amortization, and after taxes) totaled MSEK 6 799 (6 992), equal to 15% (15) of Group revenues.

Working capital decreased MSEK 863 (377). This was mainly an effect of increased payables, reflecting more replacement investments in the rental fleet with payment terms up to 180 days and successful asset management. Net investment in tangible and other fixed assets totaled MSEK 2 053 (1 700), mainly due to increased investments in rental equipment. Operating cash flow before acquisitions and dividends amounted to MSEK 5 609 (5 599), equal to 13% (12) of Group revenues. Net payments for company acquisitions and divestments were MSEK 770 (712), the majority related to the acquisition of DreBo in the Industrial Technique business area.

Net cash flow, before change in interest-bearing liabilities, but after dividends paid of MSEK 1 219 (1 165) was MSEK 3 620 (3 722).

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid funds) amounted to MSEK 7 613 (13 694), of which MSEK 1 792 (1 778) was attributable to pension provisions. This was affected by the strong cashflow as well as currency translation effects of MSEK 2 461. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 36% (67).

Summary cash-flow analysis

	2003	2002
Operating cash surplus after tax	6 799	6 922*
of which depreciation added back	*3 313*	*3 956**
Change in working capital	863	377
Cash flow from operations	7 662	7 299
Investments in tangible fixed assets	–3 405	–3 109
Sale of tangible fixed assets	1 676	1 758
Company acquisitions/divestments	–770	–712
Other investments, net	–324	–349
Cash flow from investments	–2 823	–2 412
Dividends paid	–1 219	–1 165
Net cash flow	3 620	3 722

*) Excluding goodwill impairment charge.

Shareholders' equity

As of December 31, 2003, Group shareholders' equity including minority interests totaled MSEK 21 068 (20 354). Shareholders' equity per share was SEK 101 (97). Equity accounted for 46% (42) of total assets. Atlas Copco's total market capitalization on the Stockholmsbörsen at year-end was MSEK 52 369 (34 552), or 249% (171) of net book value.

Changes in shareholders' equity (excl. minority interest)

	2003	2002
Opening balance	20 194	27 568
Dividend to shareholders	–1 205	–1 153
Provision/reversal of valuation of employee stock option program	138	–138
Translation differences for the period	–1 386	–2 194
Net profit for the period	3 274	–3 889
Closing balance	21 015	20 194

Asbestos cases in the United States

As of December 31, 2003, Atlas Copco has a total number of 192 asbestos cases filed with a total of 26 198 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. Atlas Copco is only one of the defendents in these cases in which the average number of defendents per case totals 151. The Group has not deemed it necessary to book any provisions related to these pending cases.

Product Development

	2003		2002	
Research and development costs				
—expensed during the year	878		900	
—capitalized during the year (net of amortization)	287	(216)	302	(284)
Total (net of amortization)	1 165	(1 094)	1 202	(1 184)
*—as a percentage of revenues**	*3.4*		*3.5*	

*) Excluding Rental Service business area.

Continuous research and development to secure innovative products is critical for maintaining the competitiveness of Atlas Copco's divisions. The amount spent on these activities, including capitalized costs, was MSEK 1 165 (1 202), corresponding to 3.4% (3.5) of revenues. For further information, see the description under each business area. In accordance with Swedish accounting standards (RR 15) effective January 1, 2002, certain development costs have been capitalized if the product is technically and commercially feasible. The capitalized costs are amortized over the estimated useful life of the product.

Environmental Impact

Atlas Copco strives to conduct business in a manner that does not put the environment at risk, and complies with environmental legislation in its operations and processes. The Group conducts operations requiring permission based on Swedish environmental regulations in five Swedish companies. These operations mostly involve machining and assembly of components, and the permits refer to, for example, emissions to water and air, including noise pollution.

To support environmental efforts, Atlas Copco has a Group-wide environmental policy. The Group has established an Environmental Council with representatives from each business area to promote this policy internally and ensure that the required processes, as well as reporting procedures, are in place.

The policy states that all divisions in the Atlas Copco Group must implement an Environmental Management System (EMS) and major manufacturing sites should be certified in accordance with the international standard, ISO 14001.

During the year, three sites achieved ISO 14001 certification, and an acquisition added one more environmental ISO 14001 certified unit to the Group. Overall, the manufacturing sites with an ISO 14001 certification totaled 81% (80).

Environmental and ergonomic aspects have been integrated into Atlas Copco's product development process for many years. During the year, a new range of grinders, recyclable to 95%, were developed. For most products the environmental impact during the time they are in use is greater than the impact of their manufacture. A good example of how the product developers try to reduce this impact on the environment is the range of compressors with variable speed drives, which consume up to 35% less energy than standard compressors.

See also Sustainability Report, pages 61–72.

Corporate Governance

Within the Atlas Copco Group, the term Corporate Governance means the structure and processes for corporate direction, management, and control.

Activities of the Board of Directors of Atlas Copco AB in 2003

At the Annual General Meeting held in April 2003, nine Board members were elected, one of which is the President and Chief Executive Officer. In addition there are two members, with two personal deputies, appointed by the unions.

During 2003, there were six board meetings. One meeting was held outside Sweden and one was a per capsulam meeting. Each meeting was governed by an approved agenda. Members of the Executive Group Management were frequently present at the Board meetings. In between meetings, there were regular contacts between the Chairman and the President and CEO. Each Board member received a written update from the President and CEO on major events and business development in those months when there was no Board meeting.

The Board has adopted written rules of procedure for its internal work. This document provides rules on:

- the minimum number of Board meetings and when they shall take place during the year,
- the issues that normally shall be included in each Board agenda,
- when the Board documentation shall be available prior to each meeting,
- the allocation of tasks to the Chairman, the Remuneration Committee and the Audit Committee, and,
- the circulation of press releases and confidentiality.

The Board has also adopted written instructions regarding:

- the operational and legal structure,
- the allocation of task areas between the Board and the President and CEO,
- reporting in compliance with the internal set of instructions available in *The Way We Do Things*, Atlas Copco Group's set of principles, guidelines, and instructions,
- the issues that always require Board decision,
- the order in which the Senior Executive Vice Presidents shall serve in the absence of the President, and
- the reporting by external auditors to the Board.

Major issues that the Board dealt with during the year include a number of acquisitions, a strategic review of the Company and each one of the four business areas and a revised Group strategy document.

Group processes and internal control

Atlas Copco has implemented high standards and efficient processes aimed at creating profitable growth. Atlas Copco's set of policies, principles, guidelines, and instructions, found in *The Way We Do Things*, an internal database accessible to all employees through the Atlas Copco intranet. Management at different levels is responsible for the implementation of the processes in their respective areas of responsibility. The processes include internal control routines as well as transparency in financial reporting.

Atlas Copco has a long tradition of providing a safe and healthy working environment, and in developing products with ergonomic features and a minimized environmental impact. Policies related to business ethics and social and environmental performances are summarized in the Atlas Copco Group Business Code of Practice. The Code is applicable throughout the Atlas Copco Group.

Group structure

Shareholders

Board member nomination group

Board of Directors
Audit Committee and Remuneration Committee

President and CEO

Executive Group Management and Corporate Functions
Global functions:
Finance and Business Control
Organizational Development and Management Resources
Legal
Communications and Branding

Compressor Technique
Airtec
Industrial Air
Oil-free Air
Portable Air
Gas and Process

Rental Service
Rental Service Corporation

Industrial Technique
Milwaukee Electric Tool
Atlas Copco Electric Tools
Atlas Copco Tools and Assembly Systems
Chicago Pneumatic

Construction and Mining Technique
Underground Rock Excavation
Surface Drilling Equipment
Rocktec
Secoroc
Construction Tools
Craelius

Board Member Nomination Process

At the Annual General Meeting in April 2003, the following process regarding the nomination of the Board members who will be proposed for election at the Annual General Meeting in 2004, was decided;

In November 2003 the Chairman of the Board, Sune Carlsson, announced the names of the representatives of four of the largest shareholders, who under his leadership worked out a proposal for a Board of Directors, to be submitted to the Annual General Meeting 2004 for decision. Besides the chairman, the representatives were Marcus Wallenberg, Investor, Björn C. Andersson, SHB/SPP, Harry Klagsbrun, SEB, and Björn Franzon, Fjärde AP-fonden. All of these owners are based in Sweden.

The Chairman made an evaluation of the work of the Board and its members during the year, and presented his assessment of the need for special Board competence and compared such needs with available resources in the Board for this committee.

Remuneration Committee

Compensation for the Chairman and the Board members is paid in accordance with the resolution adopted by the Annual General Meeting.

In 1999, the Board established a Remuneration Committee, which in 2003 had Chairman Sune Carlsson, Jacob Wallenberg, and Kurt Hellström as members. The committee proposes compensation to the President and CEO for approval by the Board. The Committee also supports the President and CEO in determining the compensation for the other members of Group Management.

In 2003, the committee approved a Remuneration Policy for the President and CEO and for other members of Group Management. The policy, which is aimed at ensuring that remuneration is made in a fair and consistent way covers; remuneration (base salary, variable compensation, long-term incentive plan), benefits (pension premiums, sickness benefits and company car), and termination (retirement, notice period and severance pay). The base salary is determined by position and general performance and the variable compensation is for achievement of specific results. The principle of having a long-term incentive plan is to align management with owner interest and for this purpose stock option/share appreciation rights plans are in place.

Principles and remuneration and other fees for the President and CEO and other members of the Group Management, as well as options/share appreciation rights, grants and holdings are found in note 4.

Audit Committee

The Audit Committee was formed in 2002, and had the Chairman Sune Carlsson, Ulla Litzén, and Thomas Leysen as members in 2003.

This committee acts as a qualified advisory body to the Board regarding auditor selection and review of the audit process. Within its scope of responsibility, the audit committee has authority to conduct or authorize investigations into any matter.

During 2003, the committee met 3 times, and the external auditor participated at all occasions. The focus of the work was the result of the hard close audit as of September and the follow up of issues arising at year-end. During the year, the committee adopted written rules of procedure.

External auditing

At the 2002 Annual General Meeting the audit firm KPMG Bohlins AB, Sweden, was elected auditor, with the Authorized Public Accountant Stefan Holmström as the main responsible for the audit, for the period until the Annual General Meeting in 2006.

The company's external auditor reported his observations from the annual audit in person and presented his views on the quality of internal control in the Group at the February 2003 and 2004 Board meetings.

Board Composition

Name	Born	Nationality	Function	Director since	Audit committee	Remuneration committee
Sune Carlsson	1941	Swedish	Chairman	1997	Chairman	Chairman
Jacob Wallenberg	1956	Swedish	Vice Chairman	1998		Member
Gunnar Brock	1950	Swedish	President and CEO	2002		
Kurt Hellström	1943	Swedish		1999		Member
Ulla Litzén	1956	Swedish		1999	Member	
Thomas Leysen	1960	Belgian		2001	Member	
Charles E. Long	1940	American		2002		
Anders Ullberg	1946	Swedish		2003		
Staffan Bohman	1949	Swedish		2003		
Bengt Lindgren	1957	Swedish	Employee representative	1990		
Håkan Hagerius	1942	Swedish	Employee representative	1994		

More information about the Board members is found on page 76–77.

Implementation of International Financial Reporting Standards

The European Commission adopted a regulation in September 2003 endorsing International Accounting Standards (IAS) and confirmed the requirement for their compulsory use from 2005 under the terms of the general IAS Regulation adopted by the European Parliament and the Council in 2002. This IAS Regulation requires all companies listed within the European Union to prepare their consolidated accounts in accordance with the standards issued by the International Accounting Standards Board.

Group Management monitor developments in accounting —Swedish accounting principles in particular, but also those prescribed under IAS—on an ongoing basis. During recent years, Swedish standards as prescribed by the Swedish Financial Accounting Standards Council have generally been aligned with International Financial Reporting Standards (IFRS). This alignment has decreased the differences between the accounting standards currently applied by the Group and those required under IFRS. However, the Group has a project underway to review all accounting principles currently applied to assure compliance with the regulation in 2005. A project team will, if required, draft revised accounting instructions for group reporting and also consider training requirements for personnel throughout the Group who are working with accounting and reporting matters.

Based on the status of the project, two current standards related to the accounting for retirement benefits provided under defined benefit plans and financial instruments including hedging will affect the financial results and position of the company. Additionally, the accounting for goodwill would be affected by amendments currently being considered under IFRS. These are described more fully in the following sections.

Employee benefits

The Group has a number of defined benefit plans and post-retirement health care benefits that have previously been reported in accordance with the accounting standards applicable in the respective country. As reported under future changes in accounting principles, the Group will be implementing the Swedish standard RR 29, Employee Benefits, as of January 1, 2004. The Swedish standard corresponds to IAS 19, Employee Benefits, in all material respects.

The one-time negative effect of this change will be charged directly to shareholders' equity in accordance with RR 5, Accounting for changes in accounting principles, and has no cash flow effect. The one-time effect on equity, net of taxes, will be approximately MSEK 450.

This is purely an accounting change and the Group's obligations related to pension benefits and other employee benefits are consequently not affected.

Financial instruments, including hedging

IAS 39 requires that all derivatives be recognized as either assets or liabilities in the financial statements and that the derivatives be measured at fair value. The standard also requires that other non-derivative assets and liabilities be measured at fair value. Under certain circumstances hedge accounting is allowed which can mitigate the effects on earning of changes in fair value. It is currently estimated that the most significant effects of applying IAS 39 will be the fair value adjustments for the derivatives and loans related to funding activities.

Accounting for goodwill

An exposure draft, issued by the International Accounting Standards Board in December 2002, would require that goodwill is not amortized but tested for impairment on at least an annual basis or more frequently if circumstances indicate that goodwill might be impaired. The annual amount of amortization of goodwill is detailed in note 12.

Personnel

	2003	2002
Average number of employees, total	25 707	25 787
Sweden	2 622	2 578
Outside Sweden	23 085	23 209
Business areas		
Compressor Technique	8 888	8 625
Rental Service	5 378	6 094
Industrial Technique	5 652	5 798
Construction and Mining Technique	5 183	4 706
Common Group functions	606	564

In 2003, the average number of employees in the Atlas Copco Group decreased by 80, to 25 707 (25 787). See also note 4. At year-end, the number of employees was 25 958 (25 705). For comparable units, the number of employees decreased by 416 from December 31, 2002, while 669 employees were added through acquisition.

Share value-based incentive programs

From 1997 to 1999 a number of Group executives were granted call options on Atlas Copco shares as a part of the compensation package. The options were issued by a third party. They have a term of 5 years from grant date. The call options may be transferred and are not dependant on continuous employment with the Atlas Copco Group.

Summary of Call Option programs

Grant year	1997	1998	1999
Initial number of employees	27	26	26
Expiration date	Feb. 14, 2003	Feb. 13, 2004	Feb. 11, 2005
Exercise price/Grant value (SEK)	285*	250*	257
Type of share	A	A	A
Number, Jan. 1, 2003	54 191	61 135	60 812
Exercised 2003, Number	0	6 063	6 646
Expired 2003, Number	54 191	-	-
Number, Dec. 31, 2003	0	55 072	54 166

*) Adjusted for 1999 new issue.

In 2000 the Board of directors resolved to implement a worldwide incentive plan aimed at key employees in the Group. The plan mainly includes personnel stock options, which entitle holders to acquire Atlas Copco A shares at a pre-determined exercise price. In some countries (the United States, Belgium, Canada, India, Malaysia and the Philippines) Share Appreciation Rights (rights) were granted instead due to legal and tax reasons. Rights do not entitle the holder to acquire shares, but only to receive the difference between the price of the A share at exercise and a fixed price (grant value). The grant value corresponds to the exercise price of the stock options. Stock option/right grants have been offered each year during the period of 2000–2003.

Employees, average


30 000
25 000
20 000
15 000
10 000
5 000
0
99
00
01
02
03
Sweden
Outside Sweden

The terms of the stock options/share appreciation rights are mainly the following: They have a term of six years from grant date and are issued with a limited right to be exercised during the first three years; vest in rates of one third per year. Stock options/share appreciation rights expire if employment is terminated, and vested options and rights are exercisable within one month (grant year 2000 and 2001) or three months (grant year 2002 and 2003) after termination of employment, expires after 12 months in case of retirement. They are granted as a part of the compensation package and are not transferable. The exercise price/grant value is equal to 110% of the average share price during a limited period before the grant date.

In 2003 stock options corresponding to 447 768 shares and 386 960 share appreciation rights were granted. Total market value as at December 31, 2003, has been estimated at MSEK 51. This value has been calculated using the Black & Scholes pricing model. Based on a historical analysis of the volatility of the Atlas Copco share price as well as for comparable companies the expected volatility has been estimated at 35%. As the options/rights are not transferable the value has been reduced, based on assumptions on expected personnel turnover and probability of exercise before final expiration date. The estimated option/rights value has consequently been reduced by 30% compared to the full value calculated according to the Black & Scholes model.

The purpose of the incentive plans is to retain key employees and align their performance with shareholders' interest. The employees to whom stock options and rights are granted are chosen on a wholly discretionary basis from year to year. The selection criteria are position, performance, and contribution.

Summary of Stock Option and Share Appreciation Rights programs

	Personnel Options				Share Appreciation Rights			
Grant year	2000	2001	2002	2003	2000	2001	2002	2003
Initial number of employees	120	142	145	138	28	118	125	127
Expiration date	April 26, 2006	May 13, 2007	May 12, 2008	May 11, 2009	April 26, 2006	May 13, 2007	May 12, 2008	May 11, 2009
Exercise price/Grant value (SEK)	230	243	273	216	230	243	273	216
Type of share	A	A	A	A	A	A	A	A
Number Jan. 1, 2003	377 745	432 105	456 060	0	77 392	306 804	381 432	0
Granted 2003 Number				447 768				386 960
Exercised 2003 Number	41 768	11 408	0	0	8 292	20 267	0	0
Expired 2003 Number	23 955	29 481	18 426	2 764	8 292	12 897	13 820	8 292
Number Dec. 31, 2003	312 022	391 216	437 634	445 004	60 808	273 640	367 612	378 668

Costs for option programs

The call option programs 1997–1999 have been issued by a third party and are neither expected to result in any future costs for Atlas Copco nor any dilution of the holdings of the current shareholders.

In order to carry out delivery of shares referring to stock options, to pay for cash settlement of share appreciation rights and to cover the social security liabilities that may arise in connection with the programs, agreements have been contracted with third party banks. Under these agreements Atlas Copco must reimburse the bank in those cases where the market value at the end of the option/right period is less than the agreed value. The agreements also require that Atlas Copco pay the bank finance costs during the term of the stock options/rights.

In accordance with the terms of agreement for stock options/rights granted 2003, Atlas Copco is liable for the difference between the share price on the expiry date in May 2009 and the acquisition value of SEK 196. For options granted for 2002, 2001 and 2000 the corresponding acquisition value was SEK 248, 220 and 209 respectively. As of December 31, 2003, there was no negative variance between the share price and the acquisition values for any one of the years 2000–2003.

All expense and revenue of the program have been accounted for in the income statement. Net finance and administration expense for 2003 for all granted stock option/rights programs amounted to MSEK 5 (15).

Parent Company

Earnings

Profit after financial items totaled MSEK 2 454 (1 365), of which earnings from shares in subsidiaries equaled MSEK 2 433 (1 763). Net profit after appropriations and taxes amounted to MSEK 2 049 (899). Undistributed earnings totaled MSEK 5 783 (4 801). Previous year the parent company wrote down its holding in Atlas Copco North America Inc. by MSEK 710 following the impairment charge of goodwill.

Financing

The total assets of the parent company decreased MSEK 2 777, to MSEK 26 901. At year-end 2003, cash, bank deposits, and short-term investments amounted to MSEK 2 435 (37) and interest-bearing liabilities to MSEK 12 124 (15 894). Shareholders' equity, including the equity portion of untaxed reserves, represents 51% (43) of total assets.

Personnel

The average number of employees in the parent company was 72 (65). Fees and other remuneration paid to the Board of Directors, the President, and other members of Group management, as well as diversity statistics, are specified in note 4.

Absence due to illness, %	Jul. 1, 2003–Dec. 31, 2003
Total	1.2
for men	1.3
for women	1.1
long-term absence due to illness, in percent of total absence	39.0
Absence due to illness, men	
employees under 30 years old	0.3
employees 30 – 49 years old	0.5
employees 50 and above	*
Absence due to illness, women	
employees under 30 years old	1.0
employees 30 – 49 years old	*
employees 50 and above	0.2

*) Not disclosed as groups are to small.

Distribution of shares

At year-end, Atlas Copco had share capital totaling MSEK 1 048 (1 048). Each share has a par value of SEK 5. For further information, see page 73.

Appropriation of Profit

The Atlas Copco Group's non-restricted shareholders' equity equals MSEK 10 538 (9 363). Of total retained earnings, MSEK 41 will be transferred to restricted reserves.

The Board of Directors and the President propose a dividend of SEK 7.50 (5.75) per share and the balance of retained earnings after the dividend be retained in the business as described on page 56.

Compressor Technique

- Volume growth of 6%.
- Continuous flow of new machines and new aftermarket products and services.
- Improved presence in key markets.
- Acquisition of Puska Pneumatic in Spain.

The Compressor Technique business area develops, manufactures, markets, distributes, and services oil-free and oil-injected stationary air compressors, portable air compressors, gas and process compressors, turbo expanders, electric power generators, compressed air treatment equipment (such as compressed air dryers, coolers, and filters) and air management systems. The business area also has in-house resources for basic development in its core technologies. In addition, the business area offers specialty rental services based on compressors and generators. Development, manufacturing, and assembly are concentrated in Belgium, with other units situated in the Brazil, China, France, Germany, Great Britain, India, Italy, and the United States.

The multi-brand concept is important for the business area, which owns a number of brands in addition to the Atlas Copco brand. The brands all focus on specific customer segments and/or geographic regions.

The business area's strategy is to further develop its leading position in the field of compressed air by capitalizing on its strong market presence worldwide, improving market penetration in Asia, North America, the Middle East, and Eastern Europe, and continuously developing products and services to satisfy increasing demands from customers. The strategy also includes developing the generator business for portable and temporary power generation and integral gear compressors for process gas applications.

Customers and product mix

Compressor Technique has a diversified customer base. The largest customer segments are the manufacturing and process industries, which together represent more than two thirds of revenues. The construction industry is also an important segment, primarily for portable compressors and generators. Customers are also found among utility companies and in the service sector.

The products are intended for a wide spectrum of applications in which compressed air is either used as a source of power in manufacturing or the construction industry or as active air in industrial processes. Clean, dry, oil-free quality air is preferred for applications in which compressed air comes into direct contact with the end-product. In those applications added accessories and services are becoming increasingly important. Portable compressors and diesel-driven electric power generators are reliable power sources for machines and tools in the construction sector as well as in numerous industrial applications. Gas and process compressors are supplied to various process industries, such as air separation plants, and to power utilities.

Stationary industrial compressors and associated air-treatment products and aftermarket activities represent about 75% of sales. The balance is represented by portable compressors, generators, specialty rental, and gas- and process compressors.

Competition

Compressor Technique's largest competitor in the market for air compressors is Ingersoll-Rand. Other competitors are Kaeser, CompAir, Gardner-Denver, Sullair, Hitachi, Kobelco, and regional or local competitors. In the market for compressors for process gas applications, the main competitors are Siemens and MAN Turbo.

Market review

Overall demand for stationary industrial compressors improved during the year. Asia, particularly China, and Eastern Europe showed the best development. North America and Western Europe continued to be affected by low capacity utilization, which hampered demand for machines. Customers continued to favor compressors with lower energy consumption, lower noise levels and integrated air treatment capabilities. These features improve the workplace and the environment and result in lower costs of operation. Demand for aftermarket products and services improved.

Portable compressors and generators, serving primarily construction-related customers through rental companies and distributors, saw continued weak construction activity in most markets. In spite of this, demand improved somewhat in the latter part of the year. Demand for specialty rental of oil-free compressors and generators improved.

Business development

Investments in market- and product development continued at a high level. Compressor Technique strengthened its position as world leader in the compressed air business.

The stationary industrial compressor business benefited from better demand, but also from the effects of improved market presence, a good product portfolio and newly introduced products. Order intake grew both for machines and aftermarket products and services. Volume growth was particularly strong in China and Russia, and aftermarket grew in most markets.

Sales of Variable Speed Drive (VSD) compressors—both for oil-free and oil-injected compressors—as well as other energy saving products and services and workplace compressors with low noise levels kept growing.

The weak construction market affected sales to construction-related customers and sales of portable compressors and generators was initially lower than the previous year. Sales improved in the second half, enhanced by strong demand in some regions in Europe and supported by some bulk orders. Revenues from specialty rental business improved.

Interaction with primary business partners via the Internet continued favorably.

In August, the Spanish compressor company Puska Pneumatic S.A. was acquired. The company sells oil-injected screw and piston compressors, vane compressors and refrigeration dryers and has a well-established sales and service organization, covering the industrial and automotive markets in Spain. It is part of the Industrial Air division and continues to operate under its established brand. The acquisition is in line with the strategy to increase presence in focused markets in order to reach more customers.

	2003	2002	2001
Orders received	16 480	16 334	16 633
Revenues	16 045	15 993	16 873
Operating profit	*2 962*	*3 005*	*3 202*
Operating margin, %	18.5	18.8	19.0
Return on capital employed, %	67	68	69
Investments	467	387	536
Average number of employees	8 888	8 625	8 577

Orders received increased 6% in volume for comparable units, reflecting a gradually improved market situation. Volume growth, a price increase of 1% and acquisitions of 1% more than compensated for the large negative currency effect of 7%.

Revenues totaled MSEK 16 045 (15 993), up 5% in volume. Operating profit decreased to MSEK 2 962 (3 005), corresponding to a margin of 18.5% (18.8). The return on capital employed reached 67% (68).

Product development

The business area develops new products, machines, and aftermarket products and services, that provide considerable savings on energy costs for the customer and reduce environmental impacts. New products were continuously launched.

The range of oil-free compressors was complemented with a new water-injected screw compressor with 55 kW VSD, particularly suitable for applications with high pressures. Also, both portable and stationary oil-injected compressors with very low noise levels were introduced. Additionally, more compressed air treatment, and aftermarket products and services, to optimize the compressed air installation and minimize the energy use were introduced. Examples are the Air Optimizer® software for optimized energy use and Air Scan® for auditing compressor installations.

Competence development

Competence mapping and development has continued throughout the business area and resulted in more training and mobility of employees. Development of additional aftermarket products and services and computerized air treatment equipment also requires more training of sales and service personnel. As an example, a focused aftermarket training initiative was launched in China.


Bengt Kvarnbäck


Oscar Duprix


Luc Hendrickx


Ronnie Leten


Filip Vandenberghe


André Schmitz


■ Share of Group revenues 36%

Business area management

Business Area Executive: Bengt Kvarnbäck

Compressor Technique's divisions are:

- *Portable Air*
  President Oscar Duprix
- Oil-free Air
  President Luc Hendrickx
- Industrial Air
  President Ronnie Leten
- Airtec
  President Filip Vandenberghe
- Gas and Process
  President André Schmitz

Revenues


MSEK
20 000
16 000
12 000
8 000
4 000
0
99
00
01
02
03

Earnings and return


MSEK
%
3 500
100
2 800
80
2 100
60
1 400
40
700
20
0
0
99
00
01
02
03

▬ Return on capital employed, %

☐ Operating profit, MSEK

Revenue split


■ North America 13%
■ South America 4%
☐ Europe 51%
☐ Africa/Middle East 6%
Asia/Australia 26%

Rental Service

- Market demand stabilized at a low level.
- Efficiency improvements and higher rental rates.
- Improved operating margin and strong cash flow.
- Decentralized responsibilities to improve customer service and internal processes.

The Rental Service business area, with 483 rental stores throughout the United States, Canada, and Mexico, provides equipment rental and related services to more than 330 000 customers in the construction, industrial manufacturing, and homeowner segments. Sales of used equipment, spare parts, accessories, and merchandise support the business.

The strategy of the business area is to be the first choice for customers who rent equipment by offering a comprehensive range of products, performing at optimum efficiency, and providing services with proven benefits to customers. Availability, proximity, customer service, and value are the key factors for success. To defend and expand its strong market position, the business area applies a supply and service concept by means of a hub and satellite structure.

The business area operates with three well-respected brands. RSC serves mainly the non-residential construction market, Prime Industrial focuses on the industrial and petrochemical rental segments and Prime Energy promotes the quality air, power generation, and temperature control businesses.

Customers and product mix

Rental Service has a diverse customer base in North America. The largest customer segment is construction, representing approximately 65% of revenues. Non-residential construction is the most important area, representing about 50% of revenues; followed by activities associated with residential building, home improvement, and non-building construction.

The industrial segment accounts for the remaining 35% of total revenues. The business area has a solid presence in the chemical, petrochemical, and oil and gas industries. Other key customer groups in the industrial segment are industrial manufacturing, commercial services, public services and utilities.

Rental revenue represents about 75% of the business area's revenues. The largest product groups in the rental fleet are aerial work platforms, forklifts, air compressors, excavators, loaders, backhoes, compaction equipment, and generators. These products account for approximately 85% of rental revenues. Less than 10% of the rental fleet consists of Atlas Copco products.

Sales of used rental equipment, which is an integral part of the business, account for approximately 10% of the business area's revenues. Accessories, merchandise, equipment and spare parts sold by the rental stores account for about 15% of total revenues.

Competition

The principal competitor in the North American equipment rental market is United Rentals. Other large rental companies include Hertz, Caterpillar (Cat Rental Stores), NationsRent, Neff, National Equipment Services, and Sunbelt. The equipment rental market is fragmented and numerous local and regional rental companies make up a large portion of the market.

Market review

The important non-residential construction activity, which deteriorated sharply during 2001 and 2002, continued to be weak throughout the year. The activity measured as dollars spent was relatively stable during the second half of the year, but was on average some 6–7% below the previous year, with more negative comparisons in the beginning of the year. Low capacity utilization characterized the industrial sector and demand continued to be low.

Business development

The weak demand levels affected both construction and industrial rental activity. Rental volume declined more than 5% in volume in the early part of the year, partly due to a later than normal seasonal pick-up in activity. In the latter part of the year, rental volume was almost flat in spite of a negative impact from a reduced number of stores. Rental Service improved its market position and achieved same-store rental volume growth of about 3% for the second half of the year and 1% for the full year. In addition, successful rental rate management resulted in improved average rental rates.

The business area continued to market renting as the right choice. Campaigns were executed to win new customers by promoting rental equipment services and providing information about the significant benefits of rental compared with ownership. Sales of new equipment were de-emphasized to increase the focus on rental and associated services. The business area continued to decentralize responsibilities to the regions to further improve customer service and internal processes. Benchmarking was actively used to set objectives and to follow up achievements.

Many actions to lower cost and improve capital efficiency were taken during the year. The business area reduced the total number of employees by 442 and the number of stores decreased by 23 to reach 483 at year-end. The utilization rate of the rental fleet, defined as the share of the total fleet by cost that is on rent, reached an unprecedented 63% (60). This was achieved through improved availability of the rental fleet by reducing the share of the rental fleet that is not available for rent, that is in service or in transit. The non-available fleet was reduced by about 20% and represented 16% of the rental fleet at year-end. This enabled the business area to further decrease the size of the rental fleet and to reduce capital tied up, without affecting customer service. Cost savings were achieved in payroll expense and depreciation, but those were partially offset by rising health-care and insurance costs. Cash generation was strong and the business area contributed a significant part of Group's operating cash flow.

	2003	2002	2001
Revenues	10 414	12 829	15 469
Operating profit	837	686*	1 255
Operating margin, %	8.0	5.3*	8.1
Return on capital employed, %	5	3*	4
Investments	2 171	2 019	2 467
Average number of employees	5 378	6 094	6 637

Rental Service revenues decreased 19% to MSEK 10 414 (12 829), primarily due to a negative currency translation effect of 16%. Rental revenues, accounting for 75% (74) of revenues, decreased 1% in USD, consisting of an increase in rental rates of 3% and a decline in volume of 4%. Sales of new equipment, parts and related merchandise, 14% (17) of revenues, decreased 22% in USD, primarily because of lower sales of new equipment. Sales of used equipment, 11% (9) of revenues, increased 21% in USD.

Operating profit was MSEK 837 (686*), including goodwill amortization. The operating margin was 8.0% (5.3*). The return on capital employed was 5% (3*), and the return on operating capital was 10% (6).

*) Excluding goodwill impairment charge of MSEK 6 950 in Q3 2002.

Development of services

Further investments were made into sales, service and proprietary rental management systems; Total Control and e-facts. In addition there were improvements to on-line rental applications aimed at enhancing the customer's rental experience. In 2003, 40% more customers were provided access to these applications, which helps build customer loyalty and retention while requiring less time from company personnel for routine support requirements. The multi-lingual, 24/7 customer telephone and online chat support provides improved service to customers and is a unique service in the industry. Additionally, an out-bound call service was established to proactively contact customers to determine customer satisfaction levels and customer share statistics.

Competence development

Internally, the business area continued to invest in its people development and training programs at all levels. Key training activities included: business tactics, interviewing and selection, price and profit management, sales tactics and sales management. Additionally, human resource and product and safety training was performed with the ambition to maintain the business area's excellent safety record. Benchmarking is actively used to follow up the development. An initiative was launched to identify and create a competency model for all levels of management at Rental Service that will improve hiring accuracy and also align Rental Service people programs with Atlas Copco strategies.



Freek Nijdam



■ Share of Group revenues 23%

Business area management

Business Area Executive:
Freek Nijdam

Rental Service has one division:

- Rental Service Corporation
  President Freek Nijdam

Revenues



MSEK
18 000
15 000
12 000
9 000
6 000
3 000
0
99 00 01 02 03

Earnings and return



MSEK
%
2 100
30
1 750
25
1 400
20
1 050
15
700
10
350
5
0
0
99 00 01 02 03

▬ Return on capital employed*, %
☐ Operating profit*, MSEK

*) Including goodwill for acquisitions, but excluding goodwill impairment charge 2002.

Revenue split



■ North America 100%

Industrial Technique

- Improved operating margin.
- Growth in industrial tools and increased market shares.
- Acquisition of accessory business for electric tools.
- Strengthened manufacturing and supply-chain structure.

Industrial Technique's business concept is to develop, manufacture, and market industrial power tools and assembly systems, as well as professional electric power tools. It serves the needs of advanced industrial manufacturing like the automotive and the aerospace industry, industrial maintenance, light construction, and building installations.

Industrial Technique is the world leader in industrial tools and assembly systems for safety-critical joints, and has a leading position in the area of industrial tools for assembly operations and material removal. The business area is one of the leaders in North America and has a good position in Europe in professional electric tools. The strategy for industrial tools and assembly systems is to retain and improve its leading position among customers in the motor vehicle industry and in targeted areas in general industry. In professional electric tools, the objective is to become the first choice among professional users. Industrial Technique seeks to increase revenues by expanding service, accessory and system offerings and by geographical expansion.

The brands used by Industrial Technique are among the most recognized in the industry: Atlas Copco and Chicago Pneumatic for industrial power tools and assembly systems, and Milwaukee and AEG for professional electric tools. Each division has customer centers in all relevant markets. Industrial Technique operates plants in the Czech Republic, France, Germany, Great Britain, Mexico, Sweden, and the United States.

Customer and product mix

Industrial power tools, systems, and service account for about half of the business area's revenues. Half of these tools and systems are sold to the motor vehicle industry including sub-suppliers. The biggest market is Europe followed by the United States.

Professional electric tools are sold by industrial distributors, specialty trade outlets, and at home improvement stores. The end users are tradesmen engaged in construction and building installations. About two thirds of revenues is generated in North America.

Competition

Industrial Technique's competitors in the industrial tools business include Ingersoll Rand, Cooper Industries, and several local or regional competitors from the United States, Europe, and Japan. Main competitors for professional electric tools are Robert Bosch GmbH and Black & Decker Corporation (DeWalt).

Market review

Demand for industrial tools, systems, and service improved somewhat in most parts of the world compared to a weak market in 2002. Overall investments from the motor vehicle industry increased in China, Eastern Europe and the Middle East. Demand for sophisticated DC-electric tools with control units continued to outperform demand for pneumatic industrial tools.

Market demand for professional electric tools weakened in the latter part of 2002 and remained weak in the first half of 2003.The latter part of 2003 showed some recovery. Demand deteriorated in Europe for the third consecutive year especially in Germany and in the Nordic region. Demand for cordless battery tools improved in relation to the demand for corded tools.

Business development

The industrial tools business experienced some growth in demand and overall order volumes increased in all geographical areas, but growth was modest in North America and Europe. Atlas Copco improved its presence and gained market share in most segments of the market.

Atlas Copco Tools and Assembly Systems division extended the plant in Tierp, Sweden, with a new and very efficient work flow. The Chicago Pneumatic division consolidated its manufacturing of industrial air tools to its plant in the Great Britain, a move that will be completed in the second quarter of 2004.

For professional electric tools volumes were down in North America but Milwaukee increased its market penetration. The electric tools market in Western Europe decreased in size for the third consecutive year. However, the Milwaukee branded tools that were introduced in Europe in 2002 gained market share in important countries like Germany and France. Accessory sales increased in both Europe and North America. The relatively small sales volumes outside Europe and North America dropped significantly mainly due to heavy price competition as a result of the weakening of the US-dollar and related currencies.

DreBo Werkzeugfabrik GmbH, a German manufacturer of carbide tipped masonry drilling products with annual revenues of about MSEK 230 and 160 employees, was acquired in April. DreBo had strong development in 2003 and the acquisition further enhanced the aftermarket for electric tools.

Tool production at Milwaukee Electric Tool has moved from Wisconsin to Mississippi, in the United States. The Jackson Mississippi plant is now the main facility, surrounded by three assembly plants. Accessory manufacturing will be concentrated to Greenwood, Mississippi during 2004. Manufacturing capacity and technology will be upgraded as a result of a MSEK 100 investment program. Certain assembly operations will start up in Mexico in the beginning of 2004.

At the end of 2003 Atlas Copco Electric Tools inaugurated its new assembly plant in the Czech Republic. The plant is a greenfield start-up and incorporates the most modern and efficient assembly methods, layout, and logistics in the industry.

	2003	2002	2001
Orders received	10 528	11 502	12 068
Revenues	10 526	11 481	12 126
Operating profit	1 051	1 050	1 123
Operating margin, %	10.0	9.1	9.3
Return on capital employed, %	15	14	13
Investments	247	296	340
Average number of employees	5 652	5 798	5 986

Orders received decreased by 8% mainly as a consequence of negative currency translation effect of 10%. Volumes for comparable units were unchanged and acquisitions contributed 2%.

Revenues totaled MSEK 10 526 (11 481), corresponding to flat volumes. Operating profit was MSEK 1 051 (1 050), corresponding to an operating profit margin of 10.0% (9.1). The operating profit for 2002 included MSEK 48 in restructuring costs. Return on capital employed was 15% (14).

Product development

The business area continuously invests in product and process development in order to offer its customers a constant flow of innovative products and services.

The industrial tool divisions launched a number of new tools and systems, most notably a new generation of Tensor DC-electric nutrunners, a low-weight, high-power DC-electric grinding machine, DC-electric screwdrivers, and new pneumatic screwdrivers.

The professional electric tools divisions extended the range of both corded and cordless tools. A cordless impact wrench and a series of cordless drills were introduced as well as a corded reciprocating saw with a pivoting handle and a metal-cutting circular saw.

Competence development

Each manager has a mission statement to ensure that the strategic content of his or her assignment is defined and understood. Every employee gets an annual performance appraisal during a meeting with his or her manager. At this meeting a competence review takes place and the development plan for the employee is assessed and discussed.

Training plans are worked out based on the needs of the employee or group of employees Training hours per employee averaged 40 hours. The divisions emphasized value-based sales training, leadership skills for shop floor supervisors, quality-function deployment programs and product training programs. A large part of the training consists of remote learning, interactive computer-based training, that can easily be adapted to the needs and skill level of each participant.


Göran Gezelius


Dan Perry


Fredrik Möller


Charlie Robison


Åke Sundby


■ Share of Group revenues 23%

Business area management

Business Area Executive: Göran Gezelius

Industrial Technique's divisions are:

- Milwaukee Electric Tool
  President Dan Perry
- Atlas Copco Industrial Tools and Assembly Systems
  President Fredrik Möller (from March 1, 2003)
- Chicago Pneumatic
  President Charlie Robison
- Atlas Copco Electric Tools
  President Åke Sundby

Revenues


MSEK
15 000
12 500
10 000
7 500
5 000
2 500
0
99 00 01 02 03

Earnings and return


MSEK
%
1 500
1 250
1 000
750
500
250
0
30
25
20
15
10
5
0
99 00 01 02 03

▬ Return on capital employed, %
☐ Operating profit, MSEK

Revenue split



■ North America 50%
■ South America 1%
☐ Europe 40%
☐ Africa/Middle East 3%
Asia/Australia 6%

Construction and Mining Technique

- Strong demand from mining industry and sustained volume growth.
- Acquisition of businesses in China and South Africa.
- Transfer of loader/truck business to Örebro, Sweden.
- New divisional structure for better customer service.

The Construction and Mining Technique business area develops, manufactures, and markets rock drilling tools, tunneling and mining equipment, surface drilling rigs, loading equipment, exploration drilling equipment, and construction tools.

The products are sold, rented, and serviced for building and construction companies, large infrastructure projects, quarries, and mining companies around the world. The business area has its principal product development and manufacturing units in Sweden, with other units in Austria, Canada, China, Germany, India, South Africa, and the United States.

The business area aims to be first in mind—first in choice as supplier of equipment and aftermarket services for rock excavation and demolition applications to the mining and construction industries. The strategy is to maintain and reinforce its leading market position as a global supplier for drilling and loading applications for the mining and construction industries, to develop its positions in exploration drilling and light construction equipment and to increase revenues from use-of-products by offering more aftermarket services to customers. This shall be accomplished through continuous development of products and services that enhance productivity, improved market penetration, and acquisitions of complementary operations.

Customers and product mix

A key customer segment is the mining sector, representing about half of revenues, which includes production and development work for both underground and surface mining. This segment requires rock-drilling equipment, rock tools, loading and haulage equipment, and exploration drilling equipment.

The other key customer segment is construction, also accounting for about half of revenues. General and civil engineering contractors, often involved in infrastructure projects like tunneling or dam construction, demand rock-drilling equipment and rock tools, while special trade contractors and rental companies are important customers for construction tools.

Both mining and contracting customers are vital groups for use-of-products, such as consumables, maintenance contracts, service, parts, and rental. This part of revenues is steadily increasing.

Competition

Construction and Mining Technique's principal competitor is Sandvik. Other competitors include Ingersoll-Rand and Furukawa in the market for drilling rigs and construction tools; Boart Longyear for exploration drilling equipment and rock drilling tools; and Caterpillar Elphinstone for loading equipment.

Market review

In the mining sector, demand for equipment improved, reflecting increased investments in rock drilling and loading equipment as well as exploration equipment. Improved productivity and higher metal prices influenced investments positively. Ore production remained stable and the trend to outsource non-core activities continued, benefiting demand for services, consumables and spare parts. The improved demand was evident in all geographic regions and especially strong in the Southern Africa.

Underground construction activity was at a favorable level and benefited demand for rock drilling equipment. Late in the year, however, some weakness was noted as some major projects were delayed. In tunneling projects, the trend towards renting equipment rather than buying was strong. Demand for drilling rigs for surface applications was healthy, and strongest in North America and Europe. Demand for aftermarket products and services improved. The demand for light construction equipment continued to be affected by weak general construction activity, especially in the European Union, in the beginning of 2003, but demand stabilized in the second half of the year.

Business development

Order intake for both surface and underground rock drilling equipment, loaders, exploration equipment, associated consumables and spare parts, and rental and service revenues increased with the demand development. Market share gains were achieved in some areas, most notably for surface drilling equipment and for aftermarket products. Sales of light construction equipment were largely unchanged compared with the previous year for comparable units, but increased in total thanks to the acquisition of Krupp Berco Bautechnik.

The focus on aftermarket business increased further by integrating aftermarket as a responsibility within the operational units. New aftermarket products and services were also introduced. The share of revenues that comes from use-of-products, or aftermarket, was 57% (56).

In early October, the business conducted by two companies,

Professional Diamond Drilling Equipment (Pty) Ltd and Mining Drilling Services (Pty) Ltd, Johannesburg, South Africa, was acquired. The combined annual revenue is approximately MSEK 90 and there are 60 employees. Both companies serve the African market with exploration drilling equipment and are part of the Craelius division.

Later in October, trademarks, design, and sales channels were acquired from the Chinese company Shenyang Rock Drilling Machinery Co. Ltd. The acquired business has annual sales of approximately MSEK 110 and employs some 220 people and offers a good presence in the Chinese market as well as a complementary product range. The company is part of the Construction Tools division.

At the end of 2002, the business area announced the decision to integrate its loader/truck business with the drilling rig business in Örebro. The transfer was largely completed in 2003 and some positive synergy effects in manufacturing, purchasing, logistics, and administration could already be noted towards the end of the year. As part of the transition, increased resources are allocated for product development in the loader/truck business. Effective January 1, 2004, the business area improved its structure in Örebro to better serve its world-wide customer base within the mining and construction industries, and three new divisions were formed.

	2003	2002	2001
Orders received	7 980	7 633	7 282
Revenues	7 894	7 618	7 253
Operating profit	675	680	736
Operating margin, %	8.6	8.9	10.1
Return on capital employed, %	18	20	23
Investments	538	434	454
Average number of employees	5 183	4 706	4 540

Orders received increased by 7% in volume for comparable units which offset a negative currency effect of 7%. Structural changes contributed 3% and prices 2%, resulting in a 5% increase in SEK.

Revenues totaled MSEK 7 894 (7 618), up 6% in volume. Operating profit ended at MSEK 675 (680) and operating profit margin was 8.6% (8.9). The operating profit includes costs of MSEK 54 (68) related to restructuring of the loader production. Return on capital employed, including restructuring costs, was 18% (20).

Product development

Customer productivity remained in focus for development of new products and services. The business area launched a number of new and improved products and developed service concepts. A surface drilling rig with radio remote control and exceptional rough-terrain capabilities was successfully introduced. An upgraded 10-ton loader with much improved operator comfort, safety, and serviceability was brought to market, as well as a petrol driven drill and breaker and a range of aftermarket products and services.

Competence development

During the year, the business area held a variety of training activities involving products and business skills. The development of computer-based training advanced, and the business area continued to develop software systems to support its customers. These training activities were carried out for customers and employees and are also available on the Internet.


Björn Rosengren


Lars Engström


John Noordwijk


Johan Halling


Claes Ahrengart


Patrik Nolåker


■ Share of Group revenues 18%

Business area management

Business Area Executive: Björn Rosengren

Construction and Mining Technique's divisions are:

- Rock Drilling Equipment
  President Lars Engström
- Wagner, President John Noordwijk
- Secoroc, President Johan Halling
- Construction Tools, President Claes Ahrengart
- Craelius, President Patrik Nolåker

As of January 1, 2004, the two divisions Atlas Copco Rock Drilling Equipment and Atlas Copco Wagner were split into three divisions:

- Underground Rock Excavation
  President Lars Engström
- Surface Drilling Equipment
  President Stephan Kuhn
- Rocktec, President Roger Sandström

Revenues


MSEK
9 000
7 500
6 000
4 500
3 000
1 500
0
99
00
01
02
03

Earnings and return


MSEK
%
900
30
750
25
600
20
450
15
300
10
150
5
0
0
99
00
01
02
03
Return on capital employed, %
Operating profit, MSEK

Revenue split


North America 18%
South America 8%
Europe 41%
Africa/Middle East 14%
Asia/Australia 19%

Consolidated Income Statement

Amounts in MSEK		2003	2002
Revenues	Note 3	44 619	47 562
Cost of goods sold		–30 640	–32 803
Gross profit		13 979	14 759
Marketing expenses		–4 764	–4 980
Administrative expenses		–2 787	–3 179
Research and development costs		–878	–900
Goodwill amortization	Note 3, 5, 12	–463	–650
Goodwill impairment	Note 12	-	–6 950
Other income and expenses from operations	Note 6	223	211
Operating profit/loss		5 310	–1 689
Financial income and expenses	Note 7	–397	–780
Profit/loss after financial items		4 913	–2 469
Taxes	Note 9	–1 619	–1 361
Minority interest	Note 10	–20	–59
Profit/loss for the year		3 274	–3 889
Earnings/loss per share, SEK	Note 11	15.62	–18.55

Consolidated Balance Sheet

Amounts in MSEK			Dec. 31, 2003		Dec. 31, 2002	
Assets						
Fixed assets	Intangible assets	Note 12	11 276		12 956	
	Tangible assets					
	Rental equipment	Note 13	9 127		11 294	
	Other tangible assets	Note 13	3 971		4 447	
	Financial assets					
	Deferred tax receivables	Note 22	1 434		1 916	
	Other financial assets	Note 14	336	26 144	363	30 976
Current assets	Inventories	Note 16	5 412		5 782	
	Income tax receivables		172		283	
	Current receivables	Note 17	9 956		10 271	
	Investments	Note 18	531		277	
	Cash and bank	Note 18	3 647	19 718	1 079	17 692
Total assets				45 862		48 668
Shareholders' equity and liabilities						
Shareholders' equity	**Restricted equity**	Page 30				
	Share capital		1 048		1 048	
	Restricted reserves		9 429		9 783	
	Non-restricted equity	Page 30				
	Retained earnings		7 264		13 252	
	Profit/loss for the year		3 274	21 015	–3 889	20 194
Minority interest		Note 10		53		160
Provisions	**Interest-bearing provisions**					
	Pensions and similar commitments	Note 21	1 792		1 778	
	Non-interest-bearing provisions					
	Deferred tax liabilities	Note 22	3 075		3 466	
	Other provisions	Note 23	1 100	5 967	1 235	6 479
Long-term liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 24	6 957		10 822	
	Non-interest-bearing liabilities					
	Other liabilities		191	7 148	202	11 024
Current liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 25	3 042		2 450	
	Non-interest-bearing liabilities					
	Income tax liabilities		562		376	
	Operating liabilities	Note 26	8 075	11 679	7 985	10 811
Total shareholders' equity and liabilities				45 862		48 668
Assets pledged		Note 27		10		6
Contingent liabilities		Note 27		1 897		1 797

Consolidated Statement of Changes in Shareholders' Equity

MSEK unless otherwise stated	Number of shares	Share capital	Restricted reserves	Retained earnings	Total
Opening balance, Jan. 1, 2002	209 602 184	1 048	11 512	15 008	27 568
Dividend to shareholders				–1 153	–1 153
Provision for valuation of employee stock option program				–138	–138
Transfers between restricted equity and retained earnings			–1 729	1 729	-
Translation differences for the year				–2 194	–2 194
Loss for the year				–3 889	–3 889
Closing balance, Dec. 31, 2002	209 602 184	1 048	9 783	9 363	20 194
Dividend to shareholders				–1 205	–1 205
Reversal of provision for valuation of employee stock option program				138	138
Transfers between restricted equity and retained earnings			–354	354	-
Translation differences for the year				–1 386	–1 386
Profit for the year				3 274	3 274
Closing balance, Dec. 31, 2003	209 602 184	1 048	9 429	10 538	21 015

Please see note 19 for additional information.

Consolidated Cash Flow Statement

Amounts in MSEK		2003	2002
Operations			
Operating profit/loss		5 310	–1 689
Depreciation and amortization		3 313	3 956
Goodwill impairment		-	6 950
Capital gain/loss and other non-cash items		–332	–447
Operating cash surplus		8 291	8 770
Net financial income/expense		–397	–782
Dividends from associated companies		1	2
Cash flow from other items		211	187
Taxes paid		–1 307	–1 255
Cash flow before change in working capital		6 799	6 922
Change in			
Inventories		66	–57
Operating receivables		84	289
Operating liabilities		713	145
Change in working capital		863	377
Cash flow from operations		7 662	7 299
Investments			
Investments in rental equipment		–2 681	–2 144
Investments in property and machinery		–724	–965
Sale of rental equipment		1 506	1 402
Sale of property and machinery		170	356
Investments in intangible assets		–313	–313
Sale of intangible assets		2	1
Acquisition of subsidiaries	Note 2	–770	–706
Divestment of subsidiaries	Note 2	-	–6
Other investments, net		–13	–37
Cash flow from investments		–2 823	–2 412
Financing			
Dividends paid		–1 219	–1 165
Change in interest-bearing liabilities		–676	–3 568
Cash flow from financing		–1 895	–4 733
Cash flow after financing		2 944	154
Liquid funds			
Liquid funds at beginning of year		1 356	1 343
Cash flow after financing		2 944	154
Exchange-rate difference in liquid funds		–122	–141
Liquid funds at year end		4 178	1 356

Parent Company

Income Statement

Amounts in MSEK	Note	2003	2002
Administrative expenses		–204	–206
Research and development costs		–2	–2
Other income and expenses from operations	6	69	65
Operating loss		–137	–143
Financial income and expenses	7	2 591	1 508
Profit after financial items		2 454	1 365
Appropriations	8	–136	–113
Profit before taxes		2 318	1 252
Taxes	9	–269	–353
Profit for the year		2 049	899

Cash Flow Statement

Amounts in MSEK	2003	2002
Operations		
Operating loss	–137	–143
Depreciation and amortization	3	3
Capital gain/loss and other non-cash items	–38	–2
Operating cash surplus	–172	–142
Net financial income/expense	2 555	2 232
Taxes paid	–276	–438
Cash flow before change in working capital	2 107	1 652
Change in		
Operating receivables	–357	–526
Operating liabilities	23	–1 174
Change in working capital	–334	–1 700
Cash flow from operations	1 773	–48
Investments		
Investments in tangible fixed assets	–2	–4
Acquisition of subsidiaries	–182	–105
Divestment of subsidiaries	98	-
Other investments, net	7	3
Cash flow from investments	–79	–106
Financing		
Dividends paid	–1 205	–1 153
Change in interest-bearing liabilities	1 909	1 335
Cash flow from financing	704	182
Cash flow after financing	2 398	28
Liquid funds		
Liquid funds at beginning of year	37	9
Cash flow after financing	2 398	28
Liquid funds at year end	2 435	37

Balance Sheet

Amounts in MSEK	Note	Dec. 31, 2003		Dec. 31, 2002	
Assets					
Fixed assets					
Tangible assets	13	10		14	
Financial assets					
Deferred tax receivables	22	7		7	
Other financial assets	14	14 743	14 760	14 026	14 047
Current assets					
Income tax receivables		25		17	
Current receivables	17	9 681		15 577	
Investments	18	199		-	
Cash and bank	18	2 236	12 141	37	15 631
Total assets			26 901		29 678
Shareholders' equity and liabilities					
Shareholders' equity					
Restricted equity	19				
Share capital		1 048		1 048	
Share premium reserve		3 994		3 994	
Legal reserve		1 737		1 737	
Non-restricted equity	19				
Retained earnings		3 734		3 902	
Profit for the year		2 049	12 562	899	11 580
Untaxed reserves	20		1 788		1 652
Provisions					
Pensions and similar commitments	21	38		38	
Other provisions	23	6	44	138	176
Long-term liabilities					
Interest-bearing liabilities	24	6 878		10 686	
Non-interest-bearing liabilities		26	6 904	46	10 732
Current liabilities					
Interest-bearing liabilities	25	5 208		5 170	
Operating liabilities	26	395	5 603	368	5 538
Total shareholders' equity and liabilities			26 901		29 678
Assets pledged			-		-
Contingent liabilities	27		226		261

Statement of changes in shareholders' equity

	Number of shares	Share capital	Share premium reserve	Legal reserve	Retained earnings	Total
Opening balance, Jan. 1, 2002	209 602 184	1 048	3 994	1 737	5 193	11 972
Dividend to shareholders					–1 153	–1 153
Provision for valuation of employee stock option program					–138	–138
Profit for the year					899	899
Closing balance, Dec. 31, 2002	209 602 184	1 048	3 994	1 737	4 801	11 580
Dividend to shareholders					–1 205	–1 205
Reversal of provision for valuation of employee stock option program					138	138
Profit for the year					2 049	2 049
Closing balance, Dec. 31, 2003	209 602 184	1 048	3 994	1 737	5 783	12 562

Please see Note 19 for additional information.

Notes

MSEK unless otherwise stated

1 Accounting principles

Atlas Copco AB (Atlas Copco or the Group) is a company headquartered in Stockholm, Sweden. The consolidated financial statements of Atlas Copco have been prepared in accordance with the Swedish Annual Accounts Act and standards, hereafter referred to as "RR", issued by the Swedish Financial Accounting Standards Council as well as interpretations issued by the Swedish Accounting Emerging Issues Task Force. The financial statements are presented in Swedish kronor, rounded to the nearest million. They are prepared on the historical cost basis except for those items disclosed in the following accounting principles.

Change in accounting principles

The following accounting standards issued by the Swedish Financial Accounting Standards Council became effective January 1, 2003: RR2:02 Inventory; RR 22 Presentation of Financial Statements; RR 25 Segment Reporting; RR 26 Events After the Balance Sheet Date; RR 27 Financial Instruments—Disclosure and Presentation, and RR 28 Government Grants. Standards RR 2:02 Inventory and RR 28 Government Grants deal with the accounting for the respective areas while the other standards prescribe the format and disclosure of information in the financial statements. The adoption of these accounting and reporting principles did not have a significant impact on the Group's earnings or financial position.

Classification

Fixed assets, long-term liabilities and provisions are comprised primarily of amounts that are expected to be realized or paid in periods more than 12 months after the balance sheet date. Current assets and current liabilities are comprised primarily of amounts expected to be settled whithin 12 months of the balance sheet date.

Consolidation

The Consolidated Income Statement and Balance Sheet of the Atlas Copco Group include all companies in which the Parent Company, directly or indirectly exercises control.

The consolidated financial statements have been prepared in accordance with the purchase method whereby assets and liabilities of acquired companies are reported at fair value at the time of acquisition. Any excess of the purchase price over the fair value is accounted for as goodwill.

Earnings of companies acquired during the year are reported in the Consolidated Income Statement from the date of acquisition. The gain or loss on companies divested during the year is calculated on the basis of the Group's reported net assets in such companies including earnings to the date of divestment.

Intra-group balances and transactions, and any unrealized gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Associated companies

Companies in which the Atlas Copco Group controls between 20 and 50% of the voting rights, and in which it has a substantial ownership involvement, are reported as associated companies.

Holdings in associated companies are reported in the Consolidated Income Statement and Balance Sheet in accordance with the equity method.

Atlas Copco's share of income after net financial items in associated companies is reported in the Income Statement, under the heading Other income and expenses from operations. Atlas Copco's portion of taxes in associated companies is reported in the consolidated tax expense.

The related acquisition costs are reported under financial assets in the Balance Sheet, after adjustments for shares of income, less dividend received. Undistributed income in these companies is reported among restricted reserves in consolidated shareholders' equity.

Unrealized gains arising from transactions with associates are eliminated to the extent of the Group's interest.

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Receivables and liabilities denominated in foreign currencies are translated using the foreign exchange rate at the balance sheet date. Exchange rates for major currencies used in the year-end accounts are shown in note 28.

Translation of accounts of foreign subsidiaries

Atlas Copco applies the current-rate method in translating the accounts of foreign subsidiaries, in accordance with the standards of RR. In applying this method, the subsidiaries are primarily reported as independent units with operations conducted in foreign currencies and in which the Parent Company has a net investment. The exceptions to this approach are those subsidiaries, which are located in high-inflation countries, and those referred to as integrated companies. The accounts of such subsidiaries are translated according to the monetary method.

In accordance with the current-rate method, all assets and liabilities in the balance sheets of subsidiaries are translated at year-end rates, and all items in the income statements at the average exchange rate for the year. Translation differences that arise are reported directly as a component of shareholders' equity and are not included in current earnings.

When divesting of subsidiaries considered to be independent, the accumulated translation differences less the effects of hedges of the net investment are recognized as a capital gain or loss.

For those subsidiaries' financial statements that are translated in accordance with the monetary method, all non-monetary items such as real estate (land and buildings), machinery and equipment, inventories and shareholders' equity are translated at the historical acquisition date exchange rates. Monetary items are translated at year-end rates. The income statement has been translated at the average rate for the year except for cost of goods sold and depreciation, which have been translated at the historical rate. Differences arising from the translation of the accounts for these companies have been included in the Income Statement.

Intangible fixed assets

Goodwill

Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable

Note 1, to be continued.

assets acquired. Goodwill is stated at cost less accumulated amortization and impairment losses.

Goodwill is amortized over its estimated useful life. Goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the business to which the goodwill relates.

Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge is expensed in current earnings as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products or processes, is capitalized if the product or process is technically or commercially feasible. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Other intangible assets

Expenditure on acquired patents, trademarks, rental rights and licenses is capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years. Computer software is capitalized and amortized over their estimated useful life normally not to exceed 4 years.

Tangible assets

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Rental equipment

The rental fleet includes a broad selection of equipment ranging from small items such as pumps, generators and electric hand tools to larger equipment such as air compressors, dirt equipment, aerial manlifts, skid-steer loaders, and backhoes. Rental equipment is recorded at cost and is depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is 1 to 12 years. Rental equipment is depreciated to a salvage value of 0–10% of cost. Ordinary repair and maintenance costs are included in current operations as incurred.

Depreciation and amortization

Depreciation and amortization is calculated based on the original cost using the straight-line method over the estimated useful life of the asset.

The following economic lives are normally used for depreciation and amortization:

	Years
Goodwill and other intangible assets	
strategic acquisitions	20–40
other acquisitions	5–10
product development	3–5
other intangible assets	3–20
Buildings	25–50
Machinery, technical plant and equipment	3–10
Vehicles	4–5
Computer hardware and software	3–5
Rental equipment	1–12

Impairment

The carrying amount of the Group's assets excluding inventories and deferred taxes are reviewed regularly to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized whenever the carrying amount of the asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Leased assets

Leases are classified in the consolidated financial statement as either finance leases or operating leases. A finance lease entails the transfer to the lessee, to a material extent, of the economic risks and benefits associated with ownership. If this is not the case, the lease is accounted for as an operating lease. Accounting for finance leases implies that the fixed asset in question is reported as an asset in the balance sheet and that a corresponding liability is recorded. Fixed assets under financial leases are depreciated over their estimated useful lives, while the lease payments are reported as interest and amortization of the lease liability. An operating lease implies that there is no asset or liability to report in the Balance Sheet. In the Income Statement, the costs of operating leases are distributed over the term of the lease.

Inventories

Inventories are valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price less the estimated costs of completion and selling expenses. Inventories are based on the first-in first-out principle and include the costs in acquiring them and bringing them to the existing location and condition. Manufactured inventories and work in progress include an appropriate share of overheads. Inventories are reported net of deductions for obsolescence and internal profits arising in connection with deliveries from the production companies to the sales companies.

Trade receivables

Trade receivables are carried at the original inovice amount to customers less an estimate made for doubtful receivables based on regular reviews of the uncollectible amounts.

Financial investments and cash and bank

Financial and other investments that are to be held to maturity are valued at amortized cost. Investments intended for trading are valued at the lower of cost or market.

Cash and bank include cash balances and short term highly liquid investments that are readily convertible to known amounts of cash.

Provisions

A provision is recognized in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

A provision for warranties is charged as cost of goods sold at the time the products are sold based on the estimated cost using historical data for level of repairs and replacements.

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at cost, less attributable transaction costs. Subsequent to intial recognition, interest-bearing borrowings are stated at amortized cost.

Employee benefits

Obligations for contribution to defined contribution plans are recognized as an expense in the income statement as incurred. The Group also has a number of defined benefit plans related to pensions and post-retirement health care benefits, which are reported in accordance with the accounting principles for the respective country.

In connection with the employee option and share appreciation right programs, Atlas Copco has entered into an agreement with banks. The agreement hedges the risk of increases in the share price but requires Atlas Copco to reimburse the bank in case the share price is less than the acquisition cost at the end of the option program. The effects of the declines in the price of Atlas Copco shares are recorded as a provision with a corresponding amount being recorded directly to equity. Subsequent reversals of provisions are also recorded directly to equity. All other costs for the employee option/share appreciation right programs are included in current earnings.

Revenue Recognition

Revenues are recorded net of sales taxes, discounts and other similar deductions. Exchange rate variances for sales in foreign countries are accounted for as other income and expenses.

Goods sold and services rendered

Revenue from sale of goods is recognized when delivery has occurred and the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services is recognized in current earnings in proportion to the stage of completion of the transaction at the balance sheet dates providing that a reliable profit estimate can be made.

Rental operations

Revenues are derived and recognized from the rental of equipment on a daily, weekly or monthly basis, as well as from sales of parts, supplies, and new and used equipment. Customers vary widely by location and consist of the following general categories: construction, industrial, public sector and homeowners.

Government Grants

A government grant is recognized in the balance sheet when there is reasonable assurance that it will be received and the Group will comply with the conditions attaching to it. Government grants that compensate the Group for expenses incurred are recognized in the income statement on a systematic basis in the same periods in which expenses are incurred. Grants that compensate the Group for the cost of an asset are recognized in the income statement on a systematic basis over the useful life of the assets.

Borrowings and borrowing costs

Interest-bearing liabilities are initially recognized at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

Borrowing costs are recognized as an expense in the period in which they are incurred regardless of how the borrowings are applied.

Related party transactions

The Group sells various products and purchases goods through certain non-consolidated affiliates. These transactions are generally made on commercial terms that are similar to those prevailing with unrelated parties. See note 15 for additional information.

Derivative financial instruments and hedging

Derivative instruments

The Group uses a number of different derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. Derivative instruments that are not held for hedge accounting are classified as being held for trading purposes and accounted for at the lower of cost or fair value on a portfolio basis.

Adjustments for derivative instruments with positive fair value are reported in the balance sheet as "Current receivables" while adjustments to derivatives with negative fair value are reported as "Current operating liabilities". Financial assets and liabilities including derivative financial instruments are generally not reported net since there is no legally enforceable right for set-off and there is no intent to settle on a net basis or settle the asset and the liability at the same time.

Hedging

Forward contracts and foreign exchange options

The Group enters into hedges whereby forward contracts or foreign exchange options are used to hedge certain future transactions based on forecasted cash flows. Gains and losses on these instruments are deferred and recognized in the income statement in the same period that the hedged transaction is recognized.

Interest rate and cross currency interest rate swaps

When a loan in a foreign currency has been converted to a different currency through the use of a swap agreement, the loan is translated using the foreign exchange rate at the balance sheet date. The related swap agreement is also adjusted to year-end exchange rate for the instrument as of the balance sheet date. The adjustments are recorded separately in the financial statements but the net effect is to value the loan to the year-end exchange rate for the swapped currency. Adjustments to fair value related to changes in interest rates are deferred.

Net investments in foreign subsidiaries

Group policy stipulates that derivative instruments such as forward contracts, swaps or options shall not be used to hedge the net assets of a foreign subsidiary as these derivative instruments can result in cash flow risks at rollover dates.

Income taxes

Income taxes include both current and deferred taxes in the consolidated accounts. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year. The calculation of deferred taxes is based on the differences between the values reported in the balance sheet and

Note 1, to be continued.

Note 1, continued.

their respective values for taxation which are referred to as temporary differences. The liability method is applied in the calculation of deferred taxes including the use of the enacted tax rate for the individual tax jurisdiction. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income taxes—Parent Company

In accordance with the Swedish Accounting Standard RR 9, deferred taxes have been recorded on temporary differences between the values reported on the balance sheet and those reported for taxation. Also in accordance with this standard, allocations to untaxed reserves continue to be reported on a gross basis in the parent company accounts. In the consolidation, these reserves are allocated to deferred taxes and restricted equity with changes in the reserves being recorded as deferred taxes in current earnings.

Group and shareholders contributions—Parent Company

Group contributions are accounted for according to their economic substance. Group contributions that are the equivalent of dividends are accounted for similarly and contributions received as well as the related tax effect are included in earnings.

Shareholder's contributions are capitalized as an investment in shares and participations except in those cases where the investment as impaired in which case the investment is written down to its fair value.

New accounting principles 2004

As of January 1, 2004, the Group will be implementing the Swedish standard RR 29 Employee Benefits that agrees in all material aspects with IAS 19. The Group has a number of defined benefit plans and post-retirement health care benefits that have previously been reported in accordance with the accounting standards in the respective country. The adoption of this standard will increase the respective liabilities by approximately 700. In accordance with RR 5 Accounting for Changes in Accounting Principles, the increase in liabilities will be charged to stockholders' equity and will total approximately 450, net of applicable taxes.

2 Acquisitions and divestments of subsidiaries

The following table summarizes the significant acquisitions and divestments during the years 2002 and 2003:

Date	Acquisitions	Divestments	Business area	Revenues*	Number of employees*
2003 Oct. 31	Shenyang Rock Drilling Machinery		Construction and Mining Technique	110	220
2003 Oct. 1	Professional Diamond Drilling Equipment + Mining Drilling Services		Construction and Mining Technique	90	60
2003 Aug. 8	Puska Pneumatic		Compressor Technique	100	25
2003 April 4	DreBo Werkzeugfabrik		Industrial Technique	230	160
2002 Aug. 22		Revathi Equipment	Industrial Technique	100	114
2002 June 3	Krupp Berco Bautechnik		Construction and Mining Technique	600	420
2002 April 18	Liuzhou Tech Machinery Co		Compressor Technique	100	190
2002 April 17	MAI-Ankertechnik		Construction and Mining Technique	70	15

*) Annual revenues and number of employees at time of acquisition/divestment.

The Group acquired 100 % of the voting shares for the acquisitions listed above and were accounted for using the purchase method of consolidation.

The fair value of assets and liabilities from companies acquired/divested during the year.

	Acquisitions		Divestments	
	2003	2002	2003	2002
Fixed assets	673	715		–10
Inventories	131	214		–12
Receivables	163	194		–27
Liquid funds	59	21		–82
Interest-bearing liabilities	–5	–150		1
Other liabilities and provisions	–197	–417		90
Capital gain/loss				–35
Purchase price	824	577		–75
Liquid funds in acquired/divested companies	–59	–21		82
Interest-bearing liabilities in acquired/divested companies	5	150		–1
	770	706	-	6

Interest-bearing liabilities in acquired/divested companies are included in the cash flow statement under Change in interest-bearing liabilities.

3 Segment information

Atlas Copco's operations are managed on a worldwide basis in four business areas: Compressor Technique, Rental Service, Industrial Technique, and Construction and Mining Technique. These business areas coincide with the definition for business segment reporting in that they offer different products and services to different customer groups. These business segments are also the basis for the Group's management and internal reporting structure.

The Group comprises the following main business areas:

- The Compressor Technique business area develops, manufactures, markets, distributes, and services oil-free and oil-injected stationary air compressors, portable air compressors, gas and process compressors, turbo expanders, electrical power generators, air treatment equipment (such as compressed air dryers, coolers, and filters) and air management systems.
- The Rental Service business area provides equipment rental and related services to the construction and industrial markets via stores located throughout the United States, Canada, and Mexico.
- Industrial Technique's business concept is to develop, manufacture, and market industrial power tools and assembly systems, as well as professional electric power tools.
- The Construction and Mining Technique business area develops, manufactures, and markets rock drilling tools, tunneling and mining equipment, surface drilling rigs, loading equipment, exploration drilling equipment, and construction tools.

Common Group Functions includes those operations, which serve all business areas or the group as a whole. The accounting policies of the segments are the same as those described in note 1. Atlas Copco's intersegment pricing is determined on a commercial basis.

2003	Compressor Technique	Rental Service	Industrial Technique	Construction and Mining Technique	Common Group Functions	Eliminations	Group
Revenue from external customers	15 891	10 410	10 477	7 841			44 619
Inter-segment revenue	154	4	49	53		–260	-
Total revenue	16 045	10 414	10 526	7 894		–260	44 619
Operating profit	2 962	837	1 051	675	–234	19	5 310
—whereof income from associated companies			*5*				*5*
Non-cash expenses							
Depreciation/amortization	433	1 832	310	283	18	–26	2 850
Goodwill amortization	47	210	147	54	5		463
Other non-cash expenses	101	–32	–56	38	–10	-	41
Segment assets	7 993	17 260	8 097	5 242	2 131	–738	39 985
—whereof goodwill	*345*	*6 531*	*3 066*	*679*	*51*		*10 672*
Investment in associated companies			49	13	1		63
Unallocated assets							5814
Total assets							45 862
Segment liabilities	3 597	1 503	1 738	1 440	1 921	–833	9 366
Unallocated liabilities							15 428
Total liabilities							24 794
Capital expenditure (excluding acquisitions)							
Tangible fixed assets	467	2 171	247	538	10	–28	3 405
Intangible fixed assets	168		99	46			313
Goodwill	41		344	89	61		535
Total capital expenditure	676	2 171	690	673	71	–28	4 253

Note 3, to be continued.

Note 3, continued.

2002	Compressor Technique	Rental Service	Industrial Technique	Construction and Mining Technique	Common Group Functions	Elimi-nations	Group
Revenue from external customers	15 831	12 813	11 349	7 569			47 562
Inter-segment revenue	162	16	132	49		–359	-
Total revenue	15 993	12 829	11 481	7 618		–359	47 562
Operating profit	3 005	–6 264	1 050	680	–198	38	–1 689
—whereof income from associated companies			*2*				*2*
Non-cash expenses							
Goodwill impairment		6 950					6 950
Depreciation/amortization	370	2 339	331	274	18	–26	3 306
Goodwill amortization	43	407	157	42	1		650
Other non-cash expenses	1	–80	49	39	-	1	10
Segment assets	7 815	22 039	8 991	5 250	1 484	–568	45 011
—whereof goodwill	*367*	*8 137*	*3 440*	*654*	*2*		*12 600*
Investment in associated companies			52		23		75
Unallocated assets							3 582
Total assets							48 668
Segment liabilities	3 410	1 285	1 872	1 471	1 814	–430	9 422
Unallocated liabilities							18 892
Total liabilities							28 314
Capital expenditure (excluding acquisition)							
Tangible fixed assets	387	2 019	296	434	11	–38	3 109
Intangible fixed assets	206		55	52			313
Goodwill	75			521			596
Total capital expenditure	668	2 019	351	1 007	11	–38	4 018

Segment assets comprise the sum of tangible and intangible fixed assets, other long-term receivables, inventories, and current receivables. Segment liabilities comprise the sum of non-interest bearing liabilities such as other provisions, other long-term liabilities, and operating liabilities. Capital expenditure includes tangible, intangible fixed assets as well as goodwill but excludes the effect of acquisitions.

	2003	Group 2002
Revenues from external customers are comprised of the following categories:		
Equipment sales	22 835	23 959
Use-of-products	21 784	23 603
Total Revenues	44 619	47 562

Use-of-products comprises accessories, consumables, spare parts, service, maintenance, training, and rental.

Revenues and operating profit per quarter are shown on page 59.

All business areas are managed on a worldwide basis with its own sales operation and strive to maintain close and long-term relations with its customers. The revenues presented for the geographical segments are based on the location of the customers while assets are based on the geographical location of the assets.

	2003	Group 2002
Revenues by geographic area		
North America	18 879	22 750
South America	1 424	1 606
Europe	15 839	15 187
of which Sweden	*847*	*846*
of which EU	*12 718*	*12 404*
Africa/Middle East	2 620	2 294
Asia/Australia	5 857	5 725
	44 619	47 562
Segment assets by geographic area		
North America	23 310	29 544
South America	506	518
Europe	13 318	12 504
of which Sweden	*3 756*	*3 168*
of which EU	*12 802*	*11 988*
Africa/Middle East	655	614
Asia/Australia	2 196	1 831
	39 985	45 011
Capital expenditure by geographic area		
North America	2 386	2 232
South America	60	58
Europe	1 374	1 517
of which Sweden	*342*	*326*
of which EU	*1 085*	*1 482*
Africa/Middle East	139	57
Asia/Australia	294	154
	4 253	4 018

4 Employees and personnel expenses

Average number of employees

	Women	Men	2003 Total	2002 Total
Parent Company				
Sweden	33	39	72	65
Subsidiaries				
North America	1 662	7 325	8 987	9 725
South America	158	973	1 131	1 056
Europe	1 891	9 549	11 440	11 241
of which Sweden	*401*	*2 149*	*2 550*	*2 513*
of which EU	*1 775*	*8 919*	*10 694*	*10 426*
Africa/Middle East	221	885	1 106	955
Asia/Australia	447	2 524	2 971	2 745
Total in subsidiaries	4 379	21 256	25 635	25 722
Grand total	4 412	21 295	25 707	25 787

Women in Atlas Copco Board and Management, %

	2003	2002
Parent Company		
Board of Directors excl. union representatives	11	10
Group Management	22	22
Group		
Board of Directors	5	5
Executive management	9	9

Salaries and other remuneration

	2003 Board & Presidents	2003 Other employees	2002 Board & Presidents	2002 Other employees
Parent Company				
Sweden	18	41	24	35
of which bonuses	*4*		*6*	
Subsidiaries				
North America	32	3 374	36	4 308
South America	10	162	10	168
Europe	116	4 101	119	3 993
of which Sweden	*10*	*838*	*11*	*828*
of which EU	*105*	*3 877*	*105*	*3 773*
Africa/Middle East	10	206	6	106
Asia/Australia	20	447	21	449
Total in subsidiaries	188	8 290	192	9 024
of which bonuses	*24*		*20*	
Grand total	206	8 331	216	9 059

	Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Salaries and other remuneration	8 537	9 275	59	59
Contractual pension benefits for Board members and Presidents	20	14	4	2
Contractual pension benefits for other employees	659	699	26	22
Other social costs	1 732	1 690	19	20
Total	10 948	11 678	108	103
Capitalized pension obligations to Board members and Presidents	44	46	20	21

Remuneration and other fees for members of the Board, the President and CEO, and other members of the Group Management

Principles

The Chairman of the Board and the Board Members are remunerated in accordance with the decision taken at the Annual General Meeting.

The remuneration to the President and CEO, and other members of Group Management (eight positions) consists of an annual base salary, variable compensation, other benefits, retirement benefits and stock option/share appreciation rights entitlements. The variable compensation plan is limited to a maximum percentage of the base salary. No fees are paid for Board memberships in Group companies or any other compensation for other duties that they may perform outside the immediate scope of their positions.

Board of Directors

In 2003, the Chairman of the Board received a board fee of SEK 1 000 000 (whereof Anders Scharp 250 000 for three months and Sune Carlsson 750 000 for nine months). The Vice Chairman (Jacob Wallenberg) received SEK 350 000. The Board members Sune Carlsson, Lennart Jeansson and Michael Treschow received SEK 68 750 each for the first three months, while Anders Ullberg and Staffan Boman received SEK 206 250 for nine months. Kurt Hellström, Thomas Leysen, Charles Long, and Ulla Litzén received SEK 275 000 each. Charles Long also received SEK 323 160 for Board Membership of Atlas Copco North America Inc. Employee representatives received a total amount of SEK 24 000. Additionally, members of the audit committee, Sune Carlsson, Thomas Leysen, and Ulla Litzén, received SEK 70 000 each, and members of the remuneration committe, Sune Carlsson, Jacob Wallenberg, and Kurt Hellström, received SEK 30 000 each.

President and CEO

The President and Chief Executive Officer (CEO), Gunnar Brock, had a base annual salary of SEK 6 500 000. The variable compensation is calculated as 1 per mille of the Profit after financial items of the Atlas Copco Group, exceeding MSEK 2 000. The variable compensation can give maximum 70% of the base salary paid. Total cost for remuneration and other benefits to Gunnar Brock amounted to SEK 12 751 355 in 2003. No variable compensation was paid in 2003 as the Atlas Copco Group reported a loss for 2002.

The CEO is a member of Atlas Copco Group Pension Policy for Swedish Executives, which is a defined contribution plan. He is entitled to retire at the age of 60. The contribution is age related and is 35% of the base salary, and includes provisions for survivor's pension. The variable compensation is not pension-entitled. In addition he is entitled to a disability pension of 50% of his base salary. The cost for the disability pension in 2003 was SEK 288 688. These pension plans are vested. Pension payments are planned to be for life time.

Other members of the Group Management (eight positions)

As a principle, base salary is for position and general performance, whereas variable compensation is for a combination of the financial performance of the Group and individual results. The variable compensation can amount to maximum 40 or

Note 4, to be continued.

Note 4, continued.

50% of the base salary. In 2003, the total cost for remuneration and other benefits to other Group Management members amounted to SEK 29 143 860 of which SEK 17 491 842 was base salaries and SEK 3 372 968 variable compensation.

All Swedish members of the Group Management have a defined contribution pension plan, with contribution ranging from 25% to 35% of base salary percentage varying according to age. Also, the executives not based in Sweden have a defined contribution plan and one of them has in addition a defined benefit plan in his home country. These pension plans are vested. Pension payments are planned to be for life time.

The retirement age is 65 with the exception of one of the executives who is entitled to retire at the age of 60, with an early retirement pension payable from the early retirement date to the age of 65. The amount of pension depends on when the agreement is invoked, but is maximized to 60% of the pensionable salary. After age 65 this payment ceases and the pension, as per the defined contribution plan, takes over. As a prerequisite, maximum 20% of full time unpaid consultancy work for the company between early retirement and age of 65 is required.

Termination of employment

The principle for termination of the CEO's employment is that, if either party intends to terminate the Contract, a notice time of six months is stipulated. The CEO is entitled to a severance pay of 12 months if the Company terminates the employment and a further 12 months if other employment is not available.

Other members of the Group Management are entitled to severance pay, if the Company terminates their employment. The amount of severance pay is depending on the length of employment with the company and the age of the executive, but is never less than 12 months and never more than 24 months.

Any income that the executive receives from employment or other business activity, whilst severance pay is being paid, will reduce the amount of severance pay accordingly.

Both for CEO and for other members of Group Management the basis for the severance pay is the base salary only. No one of them has any possibility to release any severance pay.

Remuneration committee

In 2003 Sune Carlsson, Jacob Wallenberg, and Kurt Hellström were members of the remuneration committee. The committee proposed compensation to the President and CEO for approval by the Board. The committe also supported the President and CEO in determining the compensation for the other members of Group Management.

The number of options/share appreciation rights granted in 2003, as well as holdings at December 31, are detailed below. Board members, except CEO, have not been granted any options/share appreciation rights.

Options/share appreciation rights[1], grants and holdings for Group Management

	Call options holdings as at Dec. 31, 2003		Stock options/Share appreciation rights holdings as at Dec. 31, 2003		
Grant year	1998	1999	2000	2001	2002
CEO	0	0	0	0	22 112
Other members of Group Management	8 459	12 651	49 752	57 122	66 336

	Holdings as at Dec. 31, 2003			
	Stock options		Share appreciation rights	
Granted 2003	Number	Value, SEK[2]	Number	Value, SEK[2]
CEO	22 112	663 360	0	0
Other members of Group Management	44 224	1 326 720	22 112	663 360

1) Terms for the stock option/share appreciation rights program are detailed on page 18.

2) Total estimated market value at grant date. The value has been calculated by using the Black & Scholes model with interest rates prevailing at the grant date and a volatility of 35% as the significant assumptions. Since the options/rights are non-transferable, the theoretical values according to the Black & Scholes model were reduced by 30%. The value of the stock option/right at the grant date has been calculated to SEK 30.

Remuneration to auditors

Audit fees and consultancy fees to auditors, for advice or assistance other than audit, were as follows:

	Group		Parent Company	
	2003	2002	2003	2002
KPMG				
Audit fee	22	24	2	2
Other	18	17	1	1
Other audit firms				
Audit fee	2	3	-	-
	42	44	3	3

Remuneration and other benefits (annual amounts)

SEK	Fee/ base salary	Variable compensation[1]	Other benefits[2]	Pension fees[1]	Options/share appr. rights[3]	Other fees[4]	Total
Chairman of the board	1 000 000					100 000	1 100 000
Vice chairman	350 000					30 000	380 000
Board member Charles Long	598 160						598 160
Other members of the board	1 467 750					170 000	1 637 750
President and CEO	6 500 000	2 913 000	176 451	2 498 544	663 360		12 751 355
Other members of Group Management	17 491 842	3 372 968	704 168	5 617 320	1 990 080		29 176 378
Total	27 407 752	6 285 968	880 619	8 115 864	2 653 440	300 000	45 643 643

1) Refers to cost accounted for in 2003.

2) Refers to vacation pay, company car and medical care insurance for executives in Sweden.

3) Total estimated market value at grant date. The value has been calculated by using the Black & Scholes model with interest rates prevailing at the grant date and a volatility of 35% as the significant assumptions. Since the options/rights are non-transferable, the theoretical values according to the Black & Scholes model were reduced by 30%. The value of the stock option/right at the grant date has been calculated to SEK 30.

4) Refers to fees for membership in audit- and remuneration committees.

For 2002 and 2003, KPMG are the auditors of the Group, appointed for four years at the Annual General Meeting 2002. Other fees to KPMG are comprised primarily of consultancy on tax and accounting matters.

5 Amortization and depreciation

	Group		Parent Company	
	2003	2002	2003	2002
Goodwill	463	650	-	-
Product development	71	18	-	-
Other intangible assets	14	12	-	-
Buildings	113	145	-	-
Machinery and other technical plant	478	553	-	-
Equipment, etc.	214	245	3	3
Rental equipment	1 960	2 333	-	-
	3 313	3 956	3	3

Amortization of intangible assets excluding goodwill are recognized in the following line items in the income statement:

	Group	
	2003	2002
Cost of goods sold	6	3
Marketing expenses	3	4
Administrative expenses	5	5
Development costs	71	18
	85	30

6 Other income and expenses from operations

	Group		Parent Company	
	2003	2002	2003	2002
Restructuring costs	–54	–116	-	-
Other operating income	281	329	85	69
Other operating expenses	–4	–2	–16	–4
	223	211	69	65

Restructuring for 2003 is comprised of costs of 54 in the Construction and Mining Technique Business Area. For 2002 these items include costs of 68 in the Construction and Mining Technique Business Area and 48 in the Industrial Technique Business Area.

Other operating income includes profits from insurance operations 87 (57), capital gains on the sale of fixed assets totaling 35 (137), commissions received of 9 (27), capital gain on sale of companies 0 (28), and exchange-rate gains attributable to operations of 126 (69).

Other operating income for the parent company consists primarily of commissions received totaling 66 (55).

7 Financial income and expenses

	Group		Parent Company	
	2003	2002	2003	2002
Profit from shares in Group companies				
Dividends received			1 336	703
Group contributions			1 097	1 060
Capital gain on divestment of shares			24	-
Write-downs			-	–724
			2 457	1 039
Profit from financial fixed assets				
Dividends received	-	2	-	-
Interest income				
Group companies			494	370
Others	15	14	-	-
Capital gains	-	2	-	2
	15	18	494	372
Other interest income				
Interest income				
Group companies			198	810
Others	344	293	307	259
	344	293	505	1 069
Interest and similar expenses				
Interest expense				
Group companies			–80	–96
Others	–745	–1 029	–579	–862
Foreign exchange differences	–11	–62	–206	–14
	–756	–1 091	–865	–972
Financial income and expenses	–397	–780	2 591	1 508

The interest portion of provision for pensions is not classified as operating expense but is shown as interest expense for both Swedish and foreign companies. The amount is based on the average of the opening and closing pension provisions. For Swedish companies, interest has been calculated at 5.3% (6.3). The interest portion for 2003 amounted to 81 (81), of which Swedish companies accounted for 7 (7). In the parent company, the corresponding amount was 2 (2).

8 Appropriations—Parent Company

Tax legislation in Sweden and in certain other countries allows companies to retain untaxed earnings through tax-deductible allocations to untaxed reserves. By utilizing these regulations, companies can appropriate and retain earnings within the business without being taxed. The untaxed reserves created in this manner cannot be distributed as dividends.

The untaxed reserves are subject to tax only when they are utilized. If the company reports a loss, certain untaxed reserves can be utilized to cover the loss without being taxed.

	Parent Company	
	2003	2002
Appropriation to tax allocation reserve, net	–177	–155
Dissolution of foreign exchange reserve	41	42
	–136	–113

If the parent company reported deferred tax on appropriations as reported in the consolidated accounts, deferred tax expense would have amounted to –38 (–32).

9 Taxes

	Group		Parent Company	
	2003	2002	2003	2002
Current taxes				
Sweden	–269	–353	–269	–353
Other countries	–1 038	–902		
Deferred taxes	–310	–103	0	0
Taxes in associated companies	–2	–3		
	–1 619	–1 361	–269	–353

The following is a reconciliation of the companies' weighted average tax based on the national tax for the country as compared to the actual tax charge:

	Group	
	2003	2002
Profit/loss after financial items	4 913	–2 469
Weighted average tax based on national rates	–1 583	1 237
—In %	*32.2*	*50.1*
Tax effect of:		
Goodwill amortization/impairment	–138	–2 660
Non-deductible expenses	–130	–149
Withholding tax on dividends	–25	–24
Tax-exempt income	183	243
Adjustments from prior years	54	–54
Effects of tax losses/credits utilized	26	18
Change in tax rate	–2	41
Tax losses not available for utilization	–1	–2
Other items	–3	–11
	–1 619	–1 361
—Effective tax in %	*33.0*	*–55.1*

Excluding the goodwill impairment charge in 2002, the weighted average tax rate based on national rates was 33.7% and the effective tax rate was 33.8%.

The Group's total tax expense, compared to Swedish corporate tax rate, is affected by its strong position in countries with higher tax rates, including Belgium, France, Germany, and the United States. Non-deductible goodwill depreciation also has an adverse effect on the tax ratio.

The tax adjustments in prior years include current taxes of 8 (–1).

The Swedish corporate tax rate is 28%. The parent company's effective tax rate of 11.6% (28.1) is primarily affected by non-taxable dividends from subsidiaries that were offset in 2002 by non-deductible write down of shares in subsidiaries.

See note 22 for additional information.

10 Minority interest in subsidiaries' equity and earnings

Minority interest in profit after financial items amounted to 21 (84). The income statement reports minority shares in the Group's profit after tax of 20 (59). These minority interests relate primarily to Atlas Copco India, Atlas Copco Malaysia and subsidiaries in China.

	Group
Minority interest, Jan. 1	160
Minority acquired	–102
Dividends	–14
Translation differences	–11
Profit for the year	20
Minority interest, Dec. 31	53

11 Earnings per share

	2003	2002
Profit/loss for the year	3 274	–3 889
Average number of shares	209 602 184	209 602 184
Basic and diluted earnings/loss per share, SEK	15.62	–18.55

The Group has no agreements or programs, which have a dilutive effect on the outstanding shares. Shares, which may be purchased under the share value-based incentive programs, will not result in any dilution of earnings per share. The Group has entered into share swap agreements with a third party whereby any shares provided to management at the exercise of the option will be made from shares already outstanding.

Earnings per share excluding the impairment charge of goodwill for 2002 were SEK 13.88.

12 Intangible assets

	Goodwill	Product development	Other intangible assets	Total
Accumulated cost				
Opening balance, Jan. 1	22 452	333	132	22 917
Investments	-	287	26	313
Acquisition of subsidiaries	535	-	41	576
Disposals	–13	–12	–5	–30
Translation differences for the year	–3 608	–10	–6	–3 624
Closing balance, Dec. 31	19 366	598	188	20 152
Accumulated amortization				
Opening balance, Jan. 1	3 698	45	64	3 807
Amortization for the year	463	71	14	548
Acquisition of subsidiaries	-	-	4	4
Disposals	–13	–9	–3	–25
Translation differences for the year	–542	-	–4	–546
Closing balance, Dec. 31	3 606	107	75	3 788
Accumulated impairment charge				
Opening balance, Jan. 1	6 154			6 154
Translation differences for the year	–1 066			–1 066
Closing balance, Dec. 31	5 088			5 088
Net book value, Dec. 31	10 672	491	113	11 276
Net book value, Jan. 1	12 600	288	68	12 956

Other intangible assets include computer software, acquired trademarks and patents.

Impairment

Decreased economic activity, particularly in non-residential building, caused the Group to assess the recoverability of goodwill related to the North American Rental Service operations in 2002. Based on the assessment of the recoverable amount, goodwill was written down by 6 950 based on the value in use calculations. These calculations were based on management's detailed assumptions for the operations, five-year forecasted cash flows and a steady rate of growth for the remaining useful life. A pre-tax rate of 10.8% was used in discounting cash flows. Similar tests performed in 2003 did not indicate further impairment.

Amortization of goodwill

The Atlas Copco Group generally focuses on organic growth, however, acquisitions that complement this growth are also a natural part of the Group's growth strategy. Goodwill on acquisitions that are considered strategic with a considerable long-term intangible value has been assigned an estimated useful life in excess of 20 years. Acquisitions are considered strategic when they provide the group with a significant new geographic and/or product market. The Group uses estimated useful lives in excess of 20 year for three strategic acquisitions as described more fully in the following paragraphs.

Milwaukee Electric Tool

The acquisition of these operations in 1995 was part of the Group's strategy to be a leader in the market for professional electric tools that are used for light construction and building installations in the industrial, commercial and residential constructions markets. The Milwaukee Electric Tool company has a history dating back to the 1920's and is one of the best-known brand names in the United States. The acquisition provided the Group direct and instaneous access to the critical United States market as well as introducing a new product line and customer segment into the Industrial Technique Business Area. The valuable brand name and market position of Milwaukee Electric Tool has been developed considerably during its 80-year history and Group management considers that these investments will provide returns far into the future.

As part of the brand development and the long-term strategy for the operations, the Milwaukee Electric Tool brand was recently successfully introduced in Europe and Australia in an extensive and broad campaign.

Rental Service

The trend in several key markets around the world indicates a tendency for customers to rent certain equipment rather than buy. In response to this trend and to increase the Group's revenues in the after-sales market, acquisitions of two companies (Prime Service in 1997 and Rental Service Corp. in 1999) were made in the rental business in the United States. The operations of the two acquisitions were merged and a totally new Business Area within the Atlas Copco Group was created. The rental operation is currently the second largest equipment rental company in the United States after the market leader, United Rentals. The strong position of the acquired companies with certain key customer groups such as the oil and petrochemical industries is an important base for future profit and cash generation. Additionally, the acquisitions provided the Group a new distribution channel in the United States for existing products.

Accounting for goodwill

Both companies have and continue to generate large operating cash flows as well as deriving other ongoing benefits from strong brand names and extensive customer lists. These factors together with the information presented above are strong indica-

Note 12, to be continued.

Note 12, continued.

tors of an estimated useful life in excess of 20 years. Past and current Swedish standards, however, assume that goodwill has a definitive useful life and guidance was drawn from standards in effect in the United States at the time of the acquisitions in determining the period of 40 years which management estimated to best approximate the useful lives.

There has been an almost continuous review of the accounting for business combinations, including amortization of goodwill, since the acquisition of Milwaukee Electric Tool. The current Swedish standard states that in rare cases, there may be persuasive evidence that the useful life of goodwill will be a specific period longer than 20 years. In December 2002, the International Accounting Standards Board (IASB) issued an exposure draft dealing with business combinations. The exposure draft proposes that goodwill is not amortized but tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The exposure draft is similar to the standard which was issued by the United States Financial Accounting Standards Board, SFAS 142 Goodwill and Other Intangible Assets, and became effective January 1, 2002. The final standard requiring that goodwill not be amortized is expected to be issued during the first quarter of 2004 and become effective January 1, 2005. This standard will also be adopted in Sweden.

Based on the information presented above, Atlas Copco has decided to continue to amortize goodwill from these strategic acquisitions over a period of 40 years in the 2003 financial statements. In light of the changes that will take place in the accounting for goodwill, management maintains that the continued amortization of goodwill over 40 years provides the best comparability and continuity in presenting the financial results of the Group.

Swedish Panel for Supervising Financial Reporting

During April 2003, the Swedish association for the development of generally accepted accounting principles established an independent panel to monitor financial reporting for companies which have shares listed on Stockholmsbörsen to ensure that they prepare their financial reports in accordance with the standards issued by the Swedish Financial Accounting Standards Council. In February 2004, the Panel criticized Atlas Copco for not having adequately described the reasons for using an estimated useful life longer than 20 years for goodwill resulting from the acquisitions described above in its Annual Report 2002. Atlas Copco has considered this and will provide expanded information in this respect in the future.

The following section is included in order to clearly illustrate the effect of amortization, a non-cash item, on current earnings, earnings per share and equity/assets ratio of using an estimated useful life of 20 years as compared to 40 years.

Condensed income statement 2003

Amortization period	20 years	40 years
Revenues	44 619	44 619
Operating expense	–39 907	–39 309
Operating profit	4 712	5 310
—as % of revenues	*10.6*	*11.9*
Profit after financial items	4 315	4 913
—as % of revenues	*9.7*	*11.0*
Profit for the year	2 676	3 274
Profit per share, SEK	14.19	15.62
Equity/assets ratio, %	44.8	45.9

Amortization of goodwill was distributed as follows:

	2003	2002
Goodwill amortization over 40 years	299	495
Goodwill amortization over 20 years	101	101
Goodwill amortization within 10 years	63	54
	463	650

Amortization of goodwill and net book value by business area are shown in note 3.

	Accumulated cost	Accumulated amortization	Impairment	Net book value	No. of years remaining
Goodwill amortized over 40 years					
Rental Service	12 946	1 590	4 825	6 531	36
Milwaukee Electric Tool Corp.	3 194	672		2 522	32
	16 140	2 262	4 825	9 053	
Goodwill amortized over 20 years					
Desoutter Ltd.	695	510		185	7
Atlas Copco Construction Tools GmbH	414	33		381	18
Atlas Copco Wagner Inc.	357	280		77	6
DreBo Werkzeugfabrik GmbH	333	12		321	19
Rental Service Companies	294	39	255	-	-
Chicago Pneumatic Tool Company	177	155		22	4
Atlas Copco Crépelle S.A.S.	134	46		88	14
Others	97	24		73	
	2 501	1 099	255	1 147	
Goodwill amortized within 10 years					
Atlas Copco MAI GmbH	94	16		78	8
Compresseurs Worthington Creyssensac S.A.S.	87	87		-	-
Ceccato Aria Compressa S.p.A.	73	46		27	4
Atlas Copco (India) Ltd.	58	7		51	9
Others	413	89	8	316	
	725	245	8	472	
Total	19 366	3 606	5 088	10 672	

13 Tangible assets

	Buildings and land	Machinery and equipment	Construction and advances	Total	Rental equipment
Accumulated cost					
Opening balance, Jan. 1	2 925	8 311	275	11 511	17 671
Investments	79	623	22	724	2 681
Acquisition of subsidiaries	26	200	-	226	20
Disposals	–117	–597	-	–714	–2 533
Reclassified items	-	–29	–14	–43	–25
Translation differences for the year	–193	–566	–29	–788	–2 790
Closing balance, Dec. 31	2 720	7 942	254	10 916	15 024
Accumulated depreciation					
Opening balance, Jan. 1	1 158	5 906		7 064	6 377
Depreciation for the year	113	692		805	1 960
Acquisition of subsidiaries	4	123		127	5
Disposals	–56	–519		–575	–1 361
Reclassified items	–1	–17		–18	–50
Translation differences for the year	–70	–388		–458	–1 034
Closing balance, Dec. 31	1 148	5 797		6 945	5 897
Net book value, Dec. 31	1 572	2 145	254	3 971	9 127
Net book value, Jan. 1	1 767	2 405	275	4 447	11 294
Assets owned under finance leases					
Net book value Dec. 31	22	28		50	8
Net book value Jan. 1	15	26		41	18

	Group		Parent Company	
	2003	2002	2003	2002
Net book value				
Buildings and land	1 572	1 767	3	6
Machinery and other technical plant	1 702	1 900	-	-
Equipment, etc.	443	505	7	8
Construction in progress and advances	254	275	-	-
Other tangible assets	3 971	4 447	10	14
Rental equipment	9 127	11 294	-	-
	13 098	15 741	10	14
Tax assessment value, buildings and land	147	154	-	11

The tax assessment values reported for the Group pertain exclusively to buildings and land in Sweden. The net book value of these is 167 (164).

The leasing costs for assets under operating leases, such as rented premises, machinery, and major computer and office equipment are reported among operating expenses and amounted to 840 (996). Future payments for non-cancelable leasing contracts amounted to 2 345 (2 845). Future payments for non-cancelable operating leasing contracts fall due as follows:

2004	607
2005–2008	1 455
2009 or later	283
Total	2 345

Financial leases are discussed in note 24.

Parent Company	Buildings and land	Equipment, etc.	Total
Accumulated cost			
Opening balance, Jan. 1	7	20	27
Investments	-	2	2
Disposals	–3	-	–3
Closing balance, Dec. 31	4	22	26
Accumulated depreciation			
Opening balance, Jan. 1	1	12	13
Depreciation for the year	-	3	3
Closing balance, Dec. 31	1	15	16
Net book value, Dec. 31	3	7	10
Net book value, Jan. 1	6	8	14

14 Other financial assets

		Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Shares in Group companies	Page 54			7 190	3 983
Receivables from Group companies				7 500	9 982
Shares and participations in associated companies	Note 15	63	75	-	-
Other long-term securities		30	28	23	23
Other long-term receivables		243	260	30	38
		336	363	14 743	14 026

Shares in Group companies

	Parent Company
Accumulated cost	
Opening balance, Jan. 1	4 515
Investments	3 288
Capital redemption	–81
Closing balance, Dec. 31	7 722
Accumulated write-ups	
Opening and closing balances	764
Accumulated write-downs	
Opening and closing balances	–1 296
Book value, Dec. 31	7 190

15 Shares and participations in associated companies

	Number of shares	Percentage of capital	Adjusted equity
Owned by Parent Company			
AVC Intressenter AB, 556506-8789, Gothenburg, Sweden	6 750 250	50	1
Owned by subsidiaries			
Atlas Copco Changchun Electric Power Tool Ltd., Changchun, China		25	0
NEAC Compressor Service USA Inc., Franklin, PA, the United States		50	0
Pneumatic Equipment Corp, Makati City, Philippines		30	0
Shenyang Rui Feng Machinery Ltd., China		25	13
Shenzhen Nectar Engineering & Equipment Co. Ltd., Shenzhen, China		25	0
Toku-Hanbai KK, Fukuoka, Japan		50	49
			63

	Group	Parent Company
Accumulated capital participation/purchase cost		
Opening balance, Jan. 1	75	72
Acquisitions	14	
Acquisition of minority interest	–22	
Dividends	–1	
Profit for the year	3	
Translation differences for the year	–6	
Closing balance, Dec. 31	63	72
Accumulated write-downs		
Opening and closing balances		–72
Book value, Dec. 31	63	0

As from Jan. 1, 2003 the outstanding minority of Atlas Copco Diethelm Ltd, Thailand was acquired and the company is included in the consolidated financial statements of the Atlas Copco Group. Dividends from associated companies totaled 1 (2) while the Group's share of profit after tax totalled 3 (–1). The Group's share in the shareholders' equity of associated companies equaled 63 (75) at year end.

Transactions with non-consolidated affiliates

The Group sold various products and purchased goods through certain non-consolidated affiliates on terms generally similar to those prevailing with unrelated parties. The following table summarizes the Group's related party transactions with its non-consolidated affiliates:

	2003	2002
Sales	4	318
Purchases	127	147
Receivables, Dec. 31	1	41
Payables, Dec. 31	56	41

16 Inventories

	Group 2003	Group 2002
Raw materials	181	188
Work in progress	860	870
Semi-finished goods	1 405	1 542
Finished goods	2 939	3 161
Advances to suppliers	27	21
	5 412	5 782

Inventories stated at net realizable value totaled 418 as of December 31, 2003. Reversals of write-downs, which were recognized in earnings during 2003, totaled 16.

17 Current receivables

	Group		Parent Company	
	2003	2002	2003	2002
Trade receivables	7 810	8 577	-	9
Receivables from Group companies			8 745	14 934
Other receivables	877	799	20	50
Prepaid expenses and accrued income	1 269	895	916	584
	9 956	10 271	9 681	15 577

Prepaid expenses and accrued income include items such as rent, insurance premiums, and commissions.

18 Investments, cash and bank

	Group		Parent Company	
	2003	2002	2003	2002
Government bonds	332	277	-	-
Corporate bonds	199	-	199	-
Investments	531	277	199	-
Cash and bank	3 647	1 079	2 236	37
Total liquid funds	4 178	1 356	2 435	37

The Parent Company's guaranteed, but unutilized, credit lines equaled 3 630. Subsidiaries had been granted but had not utilized overdraft facilities equaling 238.

19 Shareholders' equity

Atlas Copco's share capital amounted to SEK 1 048 010 920 distributed among 209 602 184 shares, each with a par value of SEK 5 as of year-end 2003 and 2002.

Consolidated Equity

Restricted reserves are those which are not available for the payment of dividends as prescribed by law or other restrictions.

The Atlas Copco Group's retained earnings are defined as follows: Parent Company's retained earnings plus the Group's share in each subsidiary's retained earnings, to the extent that they can be distributed without writing down the shares in the subsidiary. This amount has been reduced by deducting the Group's share in the accumulated losses and other reductions of capital in subsidiaries to the extent that these amounts have not affected share values in the Parent Company's accounts. Of the Group's retained earnings, 41 will be transferred to restricted reserves based on the proposals of the board of directors in each company.

In connection with the granting of employee stock options and share appreciation rights, the Group has entered into an agreement with banks. The agreement hedges the risk of increases in the share price but requires Atlas Copco to reimburse the bank in case the share price is less than the acquisition cost at the end of the option program. At December 31, 2002, a provision of 138 was recorded against shareholders' equity, as the Atlas Copco share price at that time was lower than the exercise prices of the Atlas Copco employee option plan contracts. Due to the development of the share price during 2003, the provision was reversed in full as of December 31, 2003.

Group shareholders' equity has been affected by translation differences arising from the application of the current-rate method. The accumulated translation difference in equity since beginning of 1992 amounts to 282 (1 668). The decrease is primarily due to the weaker USD exchange rate against the Swedish krona during 2003.

Accumulated foreign currency translation differences	2003	2002
Opening balance, Jan. 1	1 668	3 862
Translation differences for the year	–1 381	–2 201
Realized on divestment of subsidiaries	–5	7
Total translation difference for the year	–1 386	–2 194
Closing balance, Dec. 31	282	1 668

Parent Company Equity

Share premium reserve represents the excess of the proceeds received on issuance of shares over par value and legal reserves are those required under Swedish law, which are not available for dividends. Share premium and legal reserve are classified as restricted reserves in the consolidated accounts.

Appropriation of profit

The Board of Directors and the President propose a dividend of SEK 7.50 totalling SEK 1 572 016 380.

20 Untaxed reserves—Parent Company

The breakdown of untaxed reserves reported in the parent company Balance Sheet is shown below. Untaxed reserves are eliminated in the consolidated accounts as described in Accounting principles, note 1, Taxes Parent Company. Of the parent company's total untaxed reserves of 1 788 (1 652), deferred tax of 501 (463) is reported in the consolidated accounts.

	Parent Company	
	2003	2002
Additional tax depreciation equipment, etc.	1	1
Tax allocation reserve	1 787	1 610
Foreign exchange reserve	-	41
	1 788	1 652

Provisions have been made to the tax allocation reserve as shown below:

	2003
1998	175
1999	154
2000	325
2001	393
2002	419
2003	321
	1 787

21 Provisions for pensions and similar commitments

	Group		Parent Company	
	2003	2002	2003	2002
Swedish companies				
FPG/PRI-pensions	115	89	8	6
Other pensions	39	39	30	32
Companies outside Sweden	1 638	1 650		
	1 792	1 778	38	38

Pension liabilities and pension expenses for the year are calculated by Atlas Copco Group companies according to local rules and regulations. To the extent these rules and regulations allow irrevocable pension obligations not to be reported as costs as pension rights accrue, adjustments have been made in the consolidated accounts. A certain portion of the pension costs for the year is reported as an interest expense, note 7. Accordingly, the item Provision for pensions is reported among interest-bearing provisions.

The majority of the Group's pension obligations are in Sweden, Germany, the United States, and Belgium. In addition to the statutory pension fees paid to government authorities, there are also costs for supplementary pension benefits based on individual or collective agreements between employer and employee representatives.

In Sweden, salaried employees' pension plans are administered by the Pensions Registration Institute (FPG/PRI).

The amount for foreign companies includes 228 (268) for health care benefits in the United States. The Atlas Copco Group applies U.S. standards in accordance with FAS 106 (Employer's accounting for post-retirement benefits other than pensions) for medical care costs for retired employees, resulting in the present value of future health care benefits reported as a provision in the balance sheet.

22 Deferred tax assets and liabilities

The deferred tax assets and liabilities recognized in the balance sheet are attributable to the following:

			2003			2002
Group	Assets	Liabilities	Net balance	Assets	Liabilities	Net balance
Intangible fixed assets	3	181	–178	52	87	–35
Tangible fixed assets	111	2 231	–2 120	117	2 587	–2 470
Financial fixed assets	3	5	–2	4	17	–13
Inventories	220	60	160	199	69	130
Current receivables	62	12	50	82	12	70
Operating liabilities/provisions	411	42	369	448	45	403
Pensions and similar commitments	177	1	176	194	1	193
Loss/credit carry forwards	985	-	985	1 371	-	1 371
Other items	48	1 012	–964	2	1 071	–1 069
Valuation allowance	–117		–117	–130		–130
Deferred tax assets/liabilities	1 903	3 544	–1 641	2 339	3 889	–1 550
Netting of assets/liabilities	–469	–469	-	–423	–423	-
Net deferred tax balances	1 434	3 075	–1 641	1 916	3 466	–1 550

Other items primarily include tax deductions (tax allocation reserve etc.) which are not related to specific balance sheet items.

At December 31, 2003 the Group had tax loss carry-forwards of approximately 2 524, of which 2 143 was recognized in calculating deferred taxes. Tax losses of 381 are available to reduce tax expense in future years but have not been recognized as it is not considered probable that future taxable profit will be available from which the Group can utilize the benefits. Of the tax loss carry-forwards, approximately 54 expire within five years.

The following reconciles the net liability balance of deferred taxes at the beginning of the year to that at the end of the year:

Group	2003	2002
Net balance, Jan. 1	–1 550	–1 702
Acquisition of subsidiaries	–28	–2
Divestment of subsidiaries	-	–2
Charges to profit of the year	–310	–103
Translation differences	247	259
Net balance, Dec. 31	–1 641	–1 550

Changes in temporary differences during the year that are recognized in the income statement are attributable to the following:

Group	2003	2002
Intangible fixed assets	–137	4
Tangible fixed assets	–17	–207
Financial fixed assets	11	11
Inventories	26	–8
Current receivables	–11	8
Operating liabilities/provisions	19	–50
Pensions and similar commitments	13	–2
Loss/Credit carry forwards	–178	161
Other items	–33	–24
Valuation allowance	–3	4
Total Group	–310	–103

Deferred tax receivable in the Parent Company of 7 (7) relates to temporary differences on pension obligations.

Deferred taxes relating to temporary difference between book value and tax base of directly held shares in subsidiaries and associated companies have not been recognized. For group companies the Parent Company controls the realization of the deferred tax provisions/asset, and realization is not in the foreseeable future.

See note 9 for additional information.

23 Other provisions

	Group		Parent Company	
	2003	2002	2003	2002
Product warranty	449	374	-	-
Other	651	861	6	138
	1 100	1 235	6	138

Group	Product warranty	Restructuring	Service contracts	Other	Total provisions
Opening balance, Jan. 1	374	272	120	469	1 235
During the year					
provisions made	290	95	139	132	656
provisions used	–182	–126	–118	–150	–576
provisions reversed	–2	–2	–1	–172	–177
Acquired subsidiaries	1	-	2	39	42
Translation differences for the year	–32	–23	–7	–18	–80
Closing balance, Dec. 31	449	216	135	300	1 100
Non-current	25	49	6	59	139
Current	424	167	129	241	961
	449	216	135	300	1 100

Costs of 138 associated with agreements with banks for employee option programs were included in the other provisions made during 2002 as well as in the year-end balances. This provision was reversed during 2003.

24 Long-term liabilities to credit institutions

Long-term interest-bearing liabilities to credit institutions and others are as follows:

	2003	2002
Parent Company		
Bond loan MUSD 375	2 722	3 297
Bond loan MUSD 392.5	2 850	3 516
Promissory notes MUSD 75	544	659
Promissory notes MSEK	53	53
Available under		
"MSEK 5 000 Medium Term Note Program"		
Outstanding MSEK 2 530	2 530	2 530
Outstanding MEUR 65	590	596
Available under		
"MEUR 500 Medium Term Note Program"		
Outstanding MUSD 10	73	88
Less: current portion	–2 484	–53
The Parent Company's loan liabilities	6 878	10 686
Subsidiaries		
Finance leasing contracts	40	49
Other long-term loans	55	110
Less: current portion	–16	–23
Group loan liabilities	6 957	10 822

The future maturities of loan liabilities are detailed in note 28 on page 53.

Atlas Copco has currently a long-term debt rating of A-/A3.

Group loan liabilities include liabilities under finance leasing contracts as follows:

Future minimum lease payments	67
Future finance charges	–27
Present value of lease liabilities	40

Future payments will fall due as follows:

	Future minimum lease payments	Present value of lease liabilities
2004	16	12
2005–2008	23	10
2009 and later	28	18
	67	40

25 Current liabilities to credit institutions

	Group		Parent Company	
	2003	2002	2003	2002
Liabilities to credit institutions, etc.	542	2 374	-	1 513
Current portion of long-term liabilities	2 500	76	2 484	53
Liabilities to Group companies			2 724	3 604
Total interest-bearing liabilities	3 042	2 450	5 208	5 170

The Group's current loan liabilities to credit institutions and others are as follows:

		2003	2002
Parent Company			
Available under "MUSD 200 Euro Commercial Paper Program"			
Outstanding	MEUR (29.7)	-	273
Available under "MUSD 1 000 U.S. Commercial Paper Program"			
Outstanding	MUSD (118.8)	-	1 044
Available under "MSEK 4 000 Commercial Paper Program"		-	196
The Parent Company's loan liabilities		-	1 513
Subsidiaries		542	861
Group loan liabilities		542	2 374

Atlas Copco AB has commercial paper programs for short-term borrowing in the United States, Sweden, and in other European countries, with a combined volume of about MUSD 2 050, corresponding to 14 900. These programs have a K1 rating in Sweden and an A2/P2/F2 rating internationally. During 2003, the Parent Company repaid amounts that were outstanding under the Commercial Paper Programs.

The Atlas Copco Group's short-term and long-term loans are distributed among the following currencies. The table also reflects the effect of derivatives at year end.

Currency	Amount (M)	MSEK	2003 %	2002 %
USD	1 301	9 448	94.5	96.6
EUR	22	196	2.0	0.6
AUD	10	56	0.5	0.3
CAD	10	53	0.5	1.2
SEK	53	53	0.5	0.4
Others		193	2.0	0.9
		9 999	100.0	100.0

26 Operating liabilities

	Group		Parent Company	
	2003	2002	2003	2002
Advances from customers	377	376	-	-
Accounts payable	3 407	3 075	6	16
Notes payable	44	66	-	-
Other operating liabilities	1 808	2 073	26	10
Accrued expenses and prepaid income	2 439	2 395	363	342
Total non-interest-bearing liabilities	8 075	7 985	395	368

Accrued expenses and prepaid income include items such as social costs, vacation pay liability, commissions, and accrued interest.

27 Assets pledged and contingent liabilities

	Group		Parent Company	
	2003	2002	2003	2002
Assets pledged for debts to credit institutions				
Real estate mortgages	2	2	-	-
Chattel mortgages	8	4	-	-
	10	6	-	-
Contingent liabilities				
Notes discounted	45	62	-	-
Sureties and other contingent liabilities	1 852	1 735	226	261
	1 897	1 797	226	261

Sureties and other contingent liabilities include bank and commercial guarantees as well as performance bonds. Of the contingent liabilities reported in the Parent Company, 221 (238) relates to contingent liabilities on behalf of subsidiaries.

28 Financial Exposure and Principles for Control of Financial Risks

Objectives

In line with its overall targets for growth, operating margin, and return on capital, the objective of Atlas Copco's financial risk policy is to minimize the financial risks to which the Group is exposed. The policy is designed to create stable conditions for the business operations of the divisions and contribute to steady growth in shareholders' equity and dividends, while protecting the interests of creditors.

Currency risk

Changes in exchange rates affect Group earnings and equity in various ways:

- Group earnings—when revenues from sales and costs for production and sourcing are denominated in different currencies (transaction risk).
- Group earnings—when earnings of foreign subsidiaries are translated into SEK (translation risk).
- Group shareholders' equity—when the net assets of foreign subsidiaries are translated into SEK (translation risk).

Transaction risk

The Group's net cash flows in foreign currency which correspond to an equivalent of approximately 6 500 annually give rise to transaction risks. The largest surplus currencies, i.e. those in which inflows exceed outflows, and the deficit currencies, are shown in graph 1. Graph 2 gives an indication of effects on Group pre-tax earnings of one-sided variations in USD and EUR against all other currencies, if no hedging transactions had been undertaken to cover the exposure and before any impact of price adjustments and similar measures.

Each division hedges foreign currency flows against sudden exchange rate fluctuations, but only for the period estimated necessary to adjust prices and/or costs to the new exchange rates. These periods vary among the divisions and average 3–4 months for the Group.

This hedging of currencies, for which forward contracts are normally used, is aimed at securing calculated gross margins and not maximizing them through speculation. The amount of outstanding hedges including options as at December 31, 2003, is also shown in graph 1.

Given the development of exchange rates and the Group's transaction exposure during year 2003, hedging activity had an estimated positive impact on profit after financial items of approximately 3 %.

If all outstanding hedges of cash flows had been closed on December 31, 2003, the net pre-tax effect on Group earnings would have been a positive 92.

Translation risk

The risk policy states that the translation effect of currency changes on the Group's equity, expressed in SEK, shall be reduced by matching the currency of loans with the currency of the net assets in foreign entities.

Current policy stipulates that derivative contracts such as forwards, swaps and options shall not be used for equity hedging purposes, since derivative contracts give rise to cash flow risks at roll-over dates. Likewise, no derivatives are used to hedge the translation risk on earnings.

The value of the net assets of foreign subsidiaries at year-end 2003 corresponded to approximately 12 790 and is shown in graph 3, by main currencies.

Graph 4 shows the approximate sensitivity to currency translation effects of Group annual earnings when the earnings of foreign subsidiaries are translated to SEK.

Interest rate risk

Atlas Copco's net interest expense as well as its overall competitive position is affected by changes in market interest rates. The impact of a permanent change in the interest rate level on Group earnings depends on the duration of the fixed interest rate periods of loans and financial investments. The Group's earnings and competitive position are also influenced by the degree to which other cash flows from both assets and liabilities are variable or fixed and can be adjusted for changes in market interest levels.

According to the financial risk policy, the duration of the

Note 28, to be continued.

Graph 1
Estimated Annual Transaction Exposure
(in the most important currencies)



Billions SEK
6
4
2
0
-2
-4
-6
USD
CAD
AUD
HKD
EUR
SEK
Transaction exposure
Outstanding outright contracts
Outstanding options

Graph 2
Transaction exposure
—effect of USD and EUR fluctuations before hedging



MSEK
300
200
100
0
-100
-200
-300
-5
-4
-3
-2
-1
0
1
2
3
4
5
%
USD
EUR
% change against all other currencies

Note 28, continued.

interest periods of liabilities should match as much as possible the duration of cash flows of assets in order to hedge the impact of changes in market interest rates.

In view of the current structure of assets, the average duration of the fixed interest rates of liabilities should be kept at about 6 months. In December 2003, the average interest-rate period for loans was approximately 18 months. This discrepancy is explained mainly by the steady decline in external debt during the year, through redemption of all outstanding commercial paper.

Funding risk

Atlas Copco's financial policy states there should always be sufficient funds in cash and committed credit facilities to cover expected requirements for the next 12 months. Furthermore, a substantial portion of the total debt shall always be long-term.

The funding risk is controlled by limiting the amount of debt maturing in any single year, as well as by always keeping the average tenor of outstanding debt above a minimum YTFM (years to final maturity). According to policy, the Group's interest-bearing debt should have a minimum average YTFM of 3 years, and a maximum of MUSD 500 of interest-bearing debt is allowed to mature in any single 365 days period (rolling basis). In December 2003, average YTFM was about 4.55 years and the Group had committed unutilized credit facilities of 3 868.

Credit rating

Atlas Copco's long-term debt is currently rated by Standard & Poor's (A-) and Moody's (A3). The short-term debt is rated by S&P (A2), Moody's (P2) and also by Fitch (F2).

Credit risk

Customers

Atlas Copco is exposed to the risk of non-payment by any of its extensive number of end customers, to whom sales are made on credit. To mitigate this risk, all customer centers apply credit policies limiting the amounts and tenors outstanding for any single customer at any moment in time. The average outstanding receivables are approximately 2 months, and as a result of the very high geographical and industry diversification in sales, no major concentration of credit risk exists. The provision for bad debt amounted to 3.5% of gross total customer receivables, which is deemed sufficient based upon experience. For certain customers who demand long term financing from the supplier, a centralized financing operation called Atlas Copco Customer Credit has recently been created. Its credit portfolio at year end 2003 was 165, a major part of which was covered by guarantees from export credit agencies.

Other counterparties

Credit risk is also incurred when investing liquidity surpluses. The majority of such investments are handled by the Group Internal Bank (see further below), and are governed by policies stipulating minimum rating, maximum limit and maximum tenor on each counterparty. Cash and investments totalled 4 178 at December 31, 2003, which comprised primarily short-term deposits with highly rated banks. Certain investments were also made in government bonds and fixed-income instruments issued by highly rated companies.

The use of financial derivatives implies taking risk on the counterparties with which the transactions are made. The resulting credit risk, which is calculated taking into account the nominal value of the transaction, a time add-on and the market value (if positive for Atlas Copco) and which is monitored daily amounted to 2 144 at year end 2003. ISDA (International Swaps and Derivatives Association) master agreements are in force with all derivative counterparties.

Financial Instruments

Swedish accounting standards (RR 27) require certain disclosure of information about assets and liabilities classified as financial instruments which are included in the following sections. Reference is also made to the preceding text of this note.

Market valuation of financial instruments

Fair values are based on market prices or – in case such prices are not available – derived from an assumed yield curve, after deduction of estimated transaction costs. Amounts are indicative and will not necessarily be realized.

The table on the following page shows book values and fair values of the Group's financial instruments.

Graph 3
Net assets
in foreign currency



Billions SEK
10
8
6
4
2
0
USD
EUR
GBP
OTHER

Graph 4
Translation effect
on earnings before tax



Change in exchange rate SEK, %
7.5
5.0
2.5
0
–2.5
–5.0
Change in earnings, MSEK
+200
+100
0
–100
–200

Graph 5
Effective interest rate on Atlas Copco AB's outstanding debt (including derivatives).



%
5.0
4.5
4.0
3.5
3.0
2002
2003

Financial instruments

2003	Group Carrying value	Group Fair value	Parent company Carrying value	Parent company Fair value
Assets				
Other long-term securities	30	30	23	23
Other long-term receivables	243	251	7 530	7 530
Other long-term financial assets	273	281	7 553	7 553
Trade receivables	7 810	7 810	-	-
Other receivables	877	877	8 765	8 765
Forward contracts	209	218	224	233
Interest rate swaps	86	636	86	636
Cross currency interest rate swaps	483	441	483	441
FX options	59	59	59	59
Other prepaid expenses and accrued income	432	432	64	64
Current receivables	9 956	10 473	9 681	10 198
Short-term investments, cash and bank	4 178	4 178	2 435	2 435
Total	14 407	14 932	19 669	20 186
Liabilities				
Long-term liabilities to credit institutions	6 957	7 975	6 878	7 897
Other long-term liabilities	191	191	26	26
Long-term liabilities	7 148	8 166	6 904	7 923
Current liabilities to credit institutions	542	542	-	-
Current portion of long-term liabilities	2 500	2 535	2 484	2 519
Liabilities to Group Companies			2 724	2 724
Current liabilities to credit institutions	3 042	3 077	5 208	5 243
Forward contracts	19	19	72	72
Interest rate swaps, incl. swaptions	3	2	3	2
Cross currency interest rate swaps	-	1	-	1
FX options	6	6	58	58
Other accrued expenses and prepaid income	2 411	2 411	230	230
Other operating liabilities	5 636	5 636	32	32
Current operating liabilities	8 075	8 075	395	395
Total	18 265	19 318	12 507	13 561

The difference between fair value and carrying value on long-term loans is explained by the decline in market interest rates and tightening of Atlas Copco AB's corporate spread since the date of issuance.

As of December 31, 2003 the Group's interest bearing borrowings had the maturity structure as shown in the following table.

Maturity structure of interest-bearing liabilities (excluding derivatives)

Maturity	Group Fixed	Group Float	Group Total	Parent Company Fixed	Parent Company Float	Parent Company Total
2004	2 030	470	2 500	2 030	454	2 484
2005	0	27	27	0	0	0
2006	500	229	729	500	209	709
2007	0	548	548	0	544	544
2008	2 776	3	2 779	2 776	0	2 776
2009 and later	2 849	25	2 874	2 849	0	2 849
Total	8 155	1 302	9 457	8 155	1 207	9 362

As of December 2003 the average interest-rate period for loans was approximately 18 months including derivatives.

Parent Company Debt

The development during 2002 and 2003 of the effective interest rate on Atlas Copco AB's outstanding debt is shown in graph 5.

Of Atlas Copco AB's debt 99% is either denominated in USD or swapped into usd. Derivative instruments are also actively used to control interest rate exposure, for example, by extending or reducing the average interest-rate period without replacing the underlying loan or deposit. The extent is shown in the following table.

Notional amounts of derivative instruments related to Atlas Copco AB's debt as at December 31.

	2003	2002
FX	0	475
Interest rate swaps	3 567	5 287
Cross currency swaps	3 120	3 179
Other interest related derivatives	5 263	2 637

Sensitivity of financial instruments to shifts in interest and exchange rates

It is estimated that a parallel upward shift of 1 percentage point (100 basis points) in all interest rates would have reduced the fair value of Atlas Copco AB's loan portfolio (net of investments and including derivatives) by about 99 as at December, 2003. A 1 percentage point weakening of the SEK against all other currencies would have increased the fair value of the same portfolio by 93.

Atlas Copco Internal Bank

In the area of financing and financial risk management centralized management for an international Group like Atlas Copco provides clear and obvious advantages. The Atlas Copco Internal Bank was developed to ensure that these benefits remain in the Group, while recognizing the decentralized operating structure of the Group.

The Internal Bank's mission is to serve the subsidiaries within the Group with working capital financing, hedging of currency and interest rate exposure, and trade finance solutions.

The Internal Bank also manages the inter-company netting system, payments and cash pooling within the Group. It is furthermore the only entity that can take active risk positions in the currency, money, and bond markets. This trading activity is governed by a risk mandate from the Board of Directors and the Internal Bank has provided a steady contribution to the Group's result since its creation.

Exchange rates

	Value	Currency Code	Year end rate 2003	Year end rate 2002	Average rate 2003	Average rate 2002
Australia	1	AUD	5.42	4.95	5.24	5.27
Canada	1	CAD	5.54	5.60	5.74	6.19
European Monetary Union	1	EUR	9.08	9.16	9.13	9.15
Great Britain	1	GBP	12.88	14.09	13.24	14.58
Hong Kong	100	HKD	93.50	112.70	103.80	124.70
United States	1	USD	7.26	8.79	8.08	9.72

29 Shares and Participations Atlas Copco AB

December 2003

	Number of shares	Percent held[1]	Book value
Directly owned product companies			
Atlas Copco Rock Drills AB, 556077-9018, Örebro	1 000 000	100	200
Atlas Copco Craelius AB, 556041-2149, Märsta	200 000	100	20
Atlas Copco Secoroc AB, 556001-9019, Fagersta	2 325 000	100	112
Atlas Copco Construction Tools AB, 556069-7228, Nacka	60 000	100	100
Atlas Copco Tools AB, 556044-9893, Nacka	100 000	100	20
Atlas Copco MAI GmbH, Feistritz an der Drau	1	100	120
Directly owned sales companies			
Atlas Copco CMT Sweden AB, 556100-1453, Nacka	103 000	100	10
Atlas Copco Iran AB, 556155-2760, Nacka	3 500	100	0
Atlas Copco Compressor AB, 556155-2794, Nacka	60 000	100	10
Atlas Copco Ges.m.b.H., Vienna	1	100	7
Atlas Copco Services Middle East OMC, Bahrain	500	100	1
Atlas Copco Brasil Ltda., Sao Paulo	22 909 085	100	65
Chicago Pneumatic Emprendimentos e Participacoes Ltda, Sao Paulo		100	
Chicago Pneumatic Brasil Ltda., Sao Paulo		100	
Atlas Copco Argentina S.A.C.I., Buenos Aires	157	0/100	0
Atlas Copco Chilena S.A.C., Santiago de Chile	24 998	100	6
Atlas Copco (Cyprus) Ltd., Nicosia	99 998	100	0
Atlas Copco Kompressorteknik A/S, Copenhagen	4 000	100	2
Atlas Copco (India) Ltd., Mumbai	7 395 556	66/84	184
Atlas Copco (Ireland) Ltd., Dublin	250 000	100	37
Atlas Copco KK, Tokyo	375 001	100	23
Atlas Copco Kenya Ltd., Nairobi	14 999	100	0
Atlas Copco (Malaysia), Sdn. Bhd., Kuala Lumpur	700 000	70	2
Atlas Copco Maroc SA., Casablanca	3 852	96	1
Atlas Copco (Philippines) Inc., Paranaque	121 995	100	3
Soc. Atlas Copco de Portugal Lda., Lisbon	1	100	22
Atlas Copco (South-East Asia) Pte. Ltd., Singapore	2 500 000	100	8
Atlas Copco (Schweiz) AG, Studen/Biel	7 997	100	12
Atlas Copco Venezuela S.A., Caracas	37 920	100	14
Directly owned holding companies and subsidiaries			
Oy Atlas Copco Ab, Vantaa	150	100	30
Oy Atlas Copco Kompressorit Ab, Vantaa		100	
Oy Atlas Copco Louhintatekniikka Ab, Vantaa		100	
Oy Atlas Copco Tools Ab, Vantaa		100	
Atlas Copco France Holding S.A., St. Ouen l'Aumône	221 111	100	118
Compresseurs Mauguière S.A.S., Meru		100	
Atlas Copco Compresseurs S.A.S., St. Ouen l'Aumône		100	
Atlas Copco Applications Industrielles S.A.S., St. Ouen l'Aumône		100	
Atlas Copco Forage et Démolition S.A.S., St. Ouen l'Aumône		100	
Atlas Copco France Holding S.A., continued			
ETS Georges Renault S.A.S., Nantes		100	
Compresseurs Worthington Creyssensac S.A.S., Meru		100	
Atlas Copco Crépelle S.A.S., Lille		100	
Atlas Copco Holding GmbH, Essen	1	99/100	219
Atlas Copco Energas GmbH, Cologne		100	
Atlas Copco MCT GmbH, Essen		100	
Atlas Copco Tools Central Europe GmbH, Essen		100	
Atlas Copco Kompressoren und Drucklufttechnik GmbH, Essen		100	
Desoutter GmbH, Maintal		100	
IRMER+ELZE Kompressoren GmbH, Bad Oeynhausen		100	
Atlas Copco Elektrowerkzeuge GmbH, Essen		100	
Atlas Copco Electric Tools GmbH, Winnenden		100	
Chicago Pneumatic Tool Verwaltungs GmbH, Maintal		100	
Atlas Copco ACE GmbH, Essen		100	
Atlas Copco Construction Tools GmbH, Essen		100	
DreBo Werkzeugfabrik GmbH, Altshausen		100	
Atlas Copco UK Holdings Ltd., Hemel Hempstead	28 623 665	100	294
Atlas Copco Compressors Ltd., Hemel Hempstead		100	
Atlas Copco Construction & Mining Ltd., Hemel Hempstead		100	
Atlas Copco Tools Ltd., Hemel Hempstead		100	
Worthington Creyssensac Air Compressors Ltd., Hemel Hempstead		100	
Atlas Copco International Holdings Ltd., Hemel Hempstead		100	
Desoutter Brothers (Holdings) PLC, Hemel Hempstead		100	
Desoutter Ltd., Hemel Hempstead		100	
Desoutter Sales Ltd., Hemel Hempstead		100	
Atlas Copco Masons Holding Ltd, Stroud		100	
Atlas Copco Masons Ltd, Stroud		100	
Atlas Copco Beheer b.v., Zwijndrecht	15 712	100	604
Atlas Copco Airpower n.v., Wilrijk		100	
Atlas Copco Coordination Center n.v., Wilrijk		100	
Atlas Copco Compressor International n.v., Wilrijk		100	
Atlas Copco A.D., Novi Belgrad		100	
Atlas Copco Rental Europe n.v., Rumst		100	
Atlas Copco S.A.E., Madrid		100	
Worthington Internacional Compresores S.A., Madrid		100	
Desoutter S.A., Madrid		100	
Puska Pneumatic S.A., Vizcaya		100	
Atlas Copco Internationaal b.v., Zwijndrecht		100	
Atlas Copco South Pacific Holdings Pty Ltd., Blacktown		100	
Atlas Copco Australia Pty Ltd., Blacktown		100	
Atlas Copco (NZ) Ltd., Mt Wellington		100	
Atlas Copco Belgium n.v., Overijse		100	

	Number of shares	Per-cent held[1]	Book value
Atlas Copco Internationaal b.v., continued			
Atlas Copco Makinalari Imalat A.S., Istanbul		98	
Atlas Copco Ecuatoriana SA, Quito		100	
Abird Holding B.V., Rotterdam		100	
Technische Handelmaatschappij ABIRD B.V., Rotterdam		100	
Grass-Air Holding B.V., Oss		100	
Grass-Air Compressoren B.V., Oss		100	
Power Tools Distribution n.v., Hoeselt	1	0/100	0
Atlas Copco Tools Europe n.v., Overijse		100	
Atlas Copco ASAP n.v., Wilrijk		100	
Tool Technics n.v., Limburg		100	
Atlas Copco Colombia Ltda., Bogota		100	
Atlas Copco Equipment Egypt S.A.E., Cairo		80	
Atlas Copco Hellas AE, Rentis		100	
Atlas Copco Mfg. Korea Co. Ltd, Seoul		100	
Atlas Copco (China) Investment Co. Ltd., Shanghai		100	
Atlas Copco (Shenyang) Construction and Equipment Ltd., Shenyang		100	
Liuzhou Tech Machinery Co. Ltd., Liuzhou		100	
Nanjing Atlas Copco Construction Machinery Ltd, Nanjing		92	
Wuxi-Atlas Copco Compressor Co. Ltd., Wuxi		100	
Wuxi-Hobic Diamond Bit Co. Ltd., Wuxi		60	
Atlas Copco (Shanghai) Trading Co. Ltd., Shanghai		100	
Atlas Copco (China/Hong Kong) Ltd., Kowloon		100	
PT Atlas Copco Indonesia, Jakarta		100	
Atlas Copco Italia S.p.A., Milan		100	
Ceccato Aria Compressa S.p.A., Vicenza		100	
Worthington Aria Compressa S.p.A., Milan		100	
Desoutter Italiana S.r.l., Milan		100	
Inversora Capricornio S.A. de C.V., Tlalnepantla		100	
Atlas Copco Mexicana S.A. de C.V., Tlalnepantla		100	
Prime Equipment S.A. de CV, Monterrey		100	
Atlas Copco Nederland b.v., Zwijndrecht		100	
Atlas Copco Canada Inc., Lasalle		100	
Atlas Copco Peruana SA, Lima		100	
Atlas Copco Boliviana SA, La Paz		100	
ZAO Atlas Copco, Moscow		100	
Atlas Copco Holdings South Africa (Pty) Ltd., Benoni		100	
Atlas Copco Secoroc (Pty) Ltd., Springs		100	
Atlas Copco South Africa (Pty) Ltd., Boksburg		100	
Alliance Tools SA (Pty) Ltd., Boksburg		100	
Atlas Copco (Botswana) (Pty) Ltd., Gaborone		100	
Atlas Copco Namibia (Pty) Ltd., Windhoek		100	
Atlas Copco Taiwan Ltd., Taipei		100	
Atlas Copco (Thailand) Ltd., Bangkok		100	
Atlas Copco Vietnam Ltd., Hanoi		100	
Sickla Holding (Thailand) Ltd., Bangkok		49	
Atlas Copco Service (Thailand) Ltd., Bangkok		74	
Atlas Copco Ghana Ltd., Accra		100	
Atlas Copco (Zambia) Ltd., Chingola		100	
Atlas Copco Zimbabwe (Private) Ltd., Harare		100	
Atlas Copco s.r.o, Prague		100	
AEG Electric Tools s.r.o., Prague		100	

	Number of shares	Per-cent held[1]	Book value
Atlas Copco Internationaal b.v., continued			
Milwaukee Electric Tools s.r.o., Prague		100	
Atlas Copco Polska Sp. z o.o., Warsaw		100	
Atlas Copco Kompresszor Kft., Budapest		100	
Atlas Copco A/S, Langhus	2 498	100	32
Atlas Copco Kompressorteknikk A/S, Langhus		100	
Atlas Copco Anlegg- og Gruveteknikk A/S, Langhus		100	
Berema A/S, Langhus		100	
Atlas Copco Tools A/S, Langhus		100	
Atlas Copco Nacka Holding AB, 556397-7452, Nacka	100 000	100	2 692
Monsun-Tison AB changing name to Atlas Copco Sickla Holding AB 556309-5255, Nacka	1 000	100	433
Atlas Copco North America Inc., Pine Brook, NJ	35 506	40/100	1 389
Atlas Copco Retep AB, 556113-5541, Nacka		100	
Atlas Copco North America Finance LLC, Pine Brook, NJ		100	
Atlas Copco Raise Boring Inc., Dover, DE		100	
Atlas Copco Construction Tools Inc., Norwalk, MA		100	
Atlas Copco Compressors Inc., Holyoke, MA		100	
Roto-Property Inc., Wilmington, DE		100	
Atlas Copco Tools & Assembly Systems Inc., Farmington Hills, MI		100	
Atlas Copco Assembly Systems Inc., Sterling Heights, MI		100	
Atlas Copco Construction Mining Technique USA Inc., Commerce City, CO		100	
Atlas Copco Wagner Inc., Portland, OR		100	
D.L.C. America Inc., Coal Center, PA		100	
Chicago Pneumatic Tool Company, Rock Hill, SC		100	
Chicago Pneumatic International Inc. Rock Hill, SC		100	
Chicago Pneumatic Tool Co NV/SA, Brussels		100	
Chicago Pneumatic Tool Company Canada Ltd., Toronto		100	
Esstar Inc., Pine Brook, NJ		100	
Esstar Industries Inc., New Haven, CT		100	
Milwaukee Electric Tool Corporation, Brookfield, WI		100	
Rental Service Corporation, Scottsdale, AZ		100	
Prime Equipment Company, Houston, TX		100	
Rental Service Corporation Canada Ltd., Calgary		100	
Other directly owned subsidiaries			
Atlas Copco Construction & Mining Technique AB, 556277-9537, Nacka	700 500	100	356
Atlas Copco Customer Credit AB, 556109-9150, Nacka		100	
Atlas Copco Customer Leasing AB, 556397-7429, Nacka		100	
Industria Försäkrings AB, 516401-7930, Nacka	50 000	100	5
Atlas Copco Reinsurance SA, Luxembourg	4 999	100	8
PAIR Ltd., London	3	100	0
13 dormant companies		100	31
TOTAL BOOK VALUE			**7 190**

1) Percentage of number of shares equal to percentage of votes. In cases where two figures representing percentage of ownership are presented, the first number refers to percent held by Atlas Copco AB, whereas the second number represents total percent held by the Group.

Appropriation of Profit

Proposed distribution of profit

As shown in the balance sheet of Atlas Copco AB, the following funds are available for appropriation by the Annual General Meeting:

Unappropriated earnings from preceding year	SEK	3 733 709 358
Profit for the year	SEK	2 048 600 185
	SEK	5 782 309 543

The Board of Directors and the President propose that these earnings be appropriated as follow:

To the shareholders, a dividend of SEK 7.50 per share	SEK	1 572 016 380
To be retained in the business	SEK	4 210 293 163
	SEK	5 782 309 543

Nacka, February 2, 2004

Sune Carlsson
Chairman

Jacob Wallenberg Kurt Hellström Ulla Litzén Thomas Leysen

Charles E. Long Anders Ullberg Staffan Bohman Gunnar Brock *President and CEO*

Bengt Lindgren Håkan Hagerius

The consolidated and parent company financial statements are subject to the approval of the Annual General Meeting of Shareholders to be held on April 27, 2004.

Auditors' Report

To the General Meeting of the shareholders of Atlas Copco AB (publ), Corporate identity number 556014-2720

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Atlas Copco AB (publ) for the year 2003. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Board of Directors' Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Nacka, February 18, 2004

KPMG Bohlins AB
Stefan Holmström
Authorized Public Accountant

Definitions

Operating profit/loss
Revenues less all costs related to operations, but excluding financial items (income and expenses) and taxes.

Operating profit margin
Operating profit/loss as a percentage of revenues.

Earnings before depreciation and amortization (EBITDA)
Operating profit plus depreciation and amortization.

EBITDA margin
Earnings before depreciation and amortization as a percentage of revenues.

Profit margin
Profit/loss after financial items as a percentage of revenues.

Capital employed
Total assets less non-interest-bearing liabilities/provisions.
Capital employed for the business areas excludes cash, tax liabilities and tax receivables.

Return on capital employed (ROCE)
Profit after financial items plus interest paid and foreign exchange differences (for business areas: operating profit) as a percentage of average capital employed.

Return on operating capital
Operating profit excluding goodwill amortization as a percentage of average capital employed, excluding goodwill.

Return on equity
Profit after financial items less taxes and minority interest as a percentage of average shareholders' equity.

Equity/assets ratio
Shareholders' equity and minority interest, as a percentage of total assets.

Capital turnover ratio
Revenues divided by average total assets.

Net indebtedness
Interest-bearing liabilities/provisions less liquid funds.

Debt/equity ratio
Net indebtedness in relation to shareholders' equity, including minority interest.

Operating cash flow = Cash flow from operations before financing
Cash flow from operations and cash flow from investments, excluding company acquisitions/divestments.

Net cash flow
Change in net indebtedness excluding currency exchange-rate effects.

Net interest expense
Interest expense less interest income.

Interest coverage ratio
Profit after financial items plus interest paid and foreign exchange differences divided by interest paid and foreign exchange differences.

Earnings per share
Profit after financial items less taxes and minority interest, divided by the average number of shares outstanding.

Weighted average cost of capital (WACC)

$$\frac{\text{interest-bearing liabilities} \times i + \text{market capitalization} \times r}{\text{interest-bearing liabilities} + \text{market capitalization}}$$

i: The Swedish risk-free interest rate (10-year government bonds) plus 0.5 percentage points to compensate for the premium Atlas Copco pays on borrowings compared to that of the Swedish state.

r: The Swedish risk-free interest rate, plus a risk premium (5.0%).

Five Years in Summary

Atlas Copco Group

MSEK unless otherwise noted	1999	2000	2001	2002	2002*	2003
Operating profit/loss	4 470	6 392	6 130	–1 689	5 261	5 310
Operating profit margin, %	12.3	13.7	12.0	–3.6	11.1	11.9
Profit/loss after financial items	3 412	4 689	4 700	–2 469	4 481	4 913
Profit margin, %	9.4	10.1	9.2	–5.2	9.4	11.0
Profit/loss for the year	2 247	2 924	3 067	–3 889	2 909	3 274
Return on capital employed, %	14.1	14.5	12.6	–3.2	12.3	16.8
Return on equity, %	13.6	13.2	11.7	–16.2	10.9	16.0
Equity/assets ratio, %	39.3	39.2	43.2	41.8	48.2	45.9
Equity per share, SEK	101	115	133	97	126	101
Earnings/loss per share, SEK	11.50	13.95	14.63	–18.55	13.88	15.62
Dividend per share, SEK	4.75	5.25	5.50	5.75	5.75	7.50**
Orders received	36 534	46 628	50 916	47 946	47 946	45 149
Revenues	36 234	46 527	51 139	47 562	47 562	44 619
Change, %	7	28	10	–7	–7	–6
Sales outside Sweden, %	97	98	98	98	98	98
Net interest expense	–1 034	–1 660	–1 402	–722	–722	–386
—as % of revenues	*–2.9*	*–3.6*	*–2.7*	*–1.5*	*–1.5*	*–0.9*
Interest coverage ratio	3.8	3.6	3.9	–1.3	5.1	7.5
Total assets	53 650	61 688	64 357	48 668	54 684	45 862
Capital employed	41 688	47 708	49 210	35 404	41 420	32 859
Debt/equity ratio, %	91.7	92.0	72.3	67.3	51.9	36.1
Capital turnover ratio	0.83	0.80	0.78	0.83	0.80	0.95
Cash flow from operations before financing	2 413	1 276	5 744	5 599	5 599	5 609
Investments in property and machinery	939	923	951	965	965	724
—as % of revenues	*2.6*	*2.0*	*1.9*	*2.0*	*2.0*	*1.6*
Investments in rental equipment	2 342	5 679	2 751	2 144	2 144	2 681
—as % of revenues	*6.5*	*12.2*	*5.4*	*4.5*	*4.5*	*6.0*
Average number of employees	24 249	26 392	26 201	25 787	25 787	25 707
Revenues per employee, kSEK	1 494	1 763	1 952	1 844	1 844	1 736

For definitions see page 57.

Key financial data in USD and EUR is published on www.atlascopco-group.com.

*) Excluding impact of goodwill impairment charge.

**) According to the Board of Directors' proposal.

Quarterly Data

Revenues by business area

	2002				2003			
MSEK	1	2	3	4	1	2	3	4
Compressor Technique	3 785	4 039	3 963	4 206	3 721	3 972	4 122	4 230
Rental Service	3 397	3 357	3 191	2 884	2 495	2 607	2 793	2 519
Industrial Technique	2 823	2 827	2 928	2 903	2 422	2 631	2 690	2 783
Construction and Mining Technique	1 784	1 952	1 864	2 018	1 811	2 003	2 075	2 005
Eliminations	–154	–70	–73	–62	–49	–65	–82	–64
Atlas Copco Group	11 635	12 105	11 873	11 949	10 400	11 148	11 598	11 473

Earnings by business area

	2002				2003			
MSEK	1	2	3	4	1	2	3	4
Compressor Technique	657	771	768	809	681	735	766	780
—as a percentage of revenues	*17.4*	*19.1*	*19.4*	*19.2*	*18.3*	*18.5*	*18.6*	*18.4*
Rental Service excluding goodwill impairment	121	169	217	179	104	212	286	235
—goodwill impairment	-	-	*–6 950*	-	-	-	-	-
Rental Service	121	169	–6 733	179	104	212	286	235
—as a percentage of revenues	*3.6*	*5.0*	*6.8**	*6.2*	*4.2*	*8.1*	*10.2*	*9.3*
Industrial Technique	248	188	295	319	184	262	268	337
—as a percentage of revenues	*8.8*	*6.7*	*10.1*	*11.0*	*7.6*	*10.0*	*10.0*	*12.1*
Construction and Mining Technique	186	203	179	112	151	151	198	175
—as a percentage of revenues	*10.4*	*10.4*	*9.6*	*5.6*	*8.3*	*7.5*	*9.5*	*8.7*
Eliminations/Common Group functions	–46	–27	–54	–33	–48	–54	–49	–64
Operating profit excl. goodwill impairment	1 166	1 304	1 405	1 386	1 072	1 306	1 469	1 463
—goodwill impairment	-	-	*–6 950*	-	-	-	-	-
Operating profit/loss	1 166	1 304	–5 545	1 386	1 072	1 306	1 469	1 463
—as a percentage of revenues	*10.0*	*10.8*	*11.8*** *–46.7***	*11.6*	*10.3*	*11.7*	*12.7*	*12.8*
Financial income and expenses	–254	–230	–164	–132	–116	–94	–101	–86
Profit after financial items excl. goodwill impairment	912	1 074	1 241	1 254	956	1 212	1 368	1 377
—goodwill impairment	-	-	*–6 950*	-	-	-	-	-
Profit/loss after financial items	912	1 074	–5 709	1 254	956	1 212	1 368	1 377
—as a percentage of revenues	*7.8*	*8.9*	*10.5*** –48.1**	*10.5*	*9.2*	*10.9*	*11.8*	*12.0*

*) The operating margin of Rental Service including goodwill impairment charge was negative. The margin excluding impairment charge was 6.8% for the third quarter 2002.

**) The margins for the Group is presented excluding and including goodwill impairment charge.




F1
F2
F3
F4












Atlas Copco
XAHS 106










AEG

Atlas Copco

Sustainability Report 2003

Unaudited.

Contents

Sustainability Performance at a Glance

This is the third Sustainability Report for the Atlas Copco Group based on the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines. It addresses all sustainability performance dimensions; economic, environmental, and social, with an emphasis on environmental issues.

The scope of this report is the Atlas Copco Group, and the policy documents and performance data reported cover the entire Group, unless otherwise noted.

The reporting period for the current report is the calendar year 2003, with historical data provided for 2001 and 2002, where performance data is available and appropriate.

Any significant changes in the methods for measuring specific performance indicators are disclosed in the relevant sections of the report.

During 2003, Atlas Copco has achieved improved sustainability performance in some areas including considerably lower accident rate and fewer sick-leave days, and improved environmental results for comparable reporting units. However, the added value decreased, primarily as a result of unfavourable curreny effects.

Economic Performance

The Group's added value decreased 6% in MSEK during 2003. Revenues also decreased 6%, affected by a 10% negative translation effect from foreign exchange rate fluctuations.



Value added
MSEK
KSEK
25 000
1 000
20 000
800
15 000
600
10 000
400
5 000
200
0
0
99
00
01
02
03
Per employee
Value added

	2003	2002	2001
Added value (total), MSEK	19 571	20 871	22 164
Added value per employee, kSEK	761	809	846

Environmental Performance

The Group's environmental performance shows mixed results for 2003. CO_2 emissions, water, and energy usage have been reduced in absolute terms for comparable units. The relative use of these resources measured per MSEK cost of goods sold (COGS) has, however, increased as COGS was negatively affected by foreign exchange rate fluctuations. Almost all major product companies have now certified their environmental management systems according to the ISO 14001 standard. A number of new energy efficient products have been launched.



ISO 14001 certification
% of COGS certified
100
75
50
25
0
99
00
01
02
03

	2003	2003*	2002	2001
ISO 14001 certification, % of COGS	81	81	80	74
Energy use, GWh per MSEK COGS	16.8	17.2	16.7	16.6
Water use, m^3 per MSEK COGS	26.8	22.0	21.9	21.6
Packing materials, tonnes per MSEK COGS	1.1	0.9	0.9	0.9
CO_2 emissions, tonnes per MSEK COGS	4.5	4.5	4.3	4.1

*) Data for units comparable with 2002 and 2001.

Social Performance

Social performance, in terms of workplace health and safety, improved significantly in 2003. Both the relative number of work-related accidents and the level of sick-leave were reduced. The number of training hours per employee increased compared with 2001 and 2002, and approached the Group target of 40 hours of training per employee per year.

	2003	2002	2001
Number of accidents per million hours worked	23.3	32.1	34.1
Sick-leave days, %	2.7	3.0	-
Average training hrs. per employee	37.2	35.2	35.2

Sustainable Development

The Group believes that improvements in sustainability performance will be achieved through a process, taking proper account of the relevant *economic, environmental, and social issues.*

A key challenge within sustainable development targets is balancing each sustainability dimension so that improved performance in one dimension is not achieved at the expense of poorer performance in the other dimensions.

In developing, manufacturing, and selling or renting products, Atlas Copco creates employment and contributes to economic welfare. When producing products, Atlas Copco consumes resources, and the products have an environmental impact when used. By respecting the rights of employees and other stakeholders, the Group lays a foundation for a more equitable and sustainable development.

Challenges

From an economic performance perspective, the key challenge is to continue to generate and distribute increasing added value to key stakeholders. This can best be done by following the well-proven sequence of stability—profitability—growth, while continually improving productivity and developing new and better products.

With regard to environmental performance, the main issue is related to the customers' use and end-of-life disposal of Atlas Copco products. It is therefore of central importance to develop and manufacture new products with lower environmental impact during their useful life than the previous generation of products, while also continuing to reduce the use of resources in the production process.

In the social dimension of sustainability, the key challenges are to recruit, develop, and retain professional people, and ensure that human and labor rights are respected.

Member of Dow Jones Sustainability Indexes 04

Atlas Copco included in Dow Jones Sustainability Index

For the fourth consecutive year, Atlas Copco has been selected as a member of both the Dow Jones Sustainability World Index (DJSI World) and the European DJSI STOXX index, which measure sustainability performance on a global basis across all market sectors and industry groups.

The DJSI methodology involves an annual, comprehensive assessment of the three sustainability dimensions—economical, environmental and social performance—and the indexes include only the leading sustainability companies. See also www.sustainability-indexes.com

Support Operational Progress

Atlas Copco is a decentralized Group of companies and the responsibility for environmental and workplace issues is delegated to the divisions. Common policies and guidelines are established to support divisional progress.

In 2003 the Atlas Copco Group Business Code of Practice was issued, valid for all Group units. It summarizes key policies related to business ethics, and to social and environmental performance, and specifies Atlas Copco's responsibilities towards customers, employees, business partners, shareholders, and the society and environment. The code is based on Atlas Copco's vision to be First in mind – first in choice for its stakeholders, and on its core values interaction, commitment and innovation.

Atlas Copco supports the following international voluntary ethical guidelines: the UN Global Compact principles, the OECD Guidelines for Multinational Enterprises, and the ILO Declarations of labor rights.

Structure and governance

The Atlas Copco Board of Directors is responsible for approving the overall Group strategy and for overseeing the organization. Environmental and social issues are integral parts of the business strategy and are thus addressed by the Board in the course of reviewing the Group's strategy.

Group Management is responsible for developing and following up Group objectives, strategies, and policies, including for example monitoring fulfilment of the Group objectives to certify all major facilities according to the international standard ISO 14001. At Group level, there is a Group Environmental Council, consisting of business area environmental coordinators, who meet periodically to discuss common environmental management problems and share possible solutions.

Atlas Copco is organized into four separate business areas, responsible to develop, implement, and follow up on the objectives, strategy and structure of the business area, including environmental and social performance as appropriate. The operational responsibilities are divided into separate divisions within each business area, working with specific products, services, and markets. The divisions are normally the highest operational units in the Atlas Copco organization, and each division is responsible for operating its respective business in an environmentally and socially sound manner.

The Way We Do Things

One of Atlas Copco's most important management tools is the database of Group principles, policies, and instructions, known as *The Way We Do Things,* accessible to all employees through the Intranet. This database contains documents relating to communications and positioning, finance, controlling, accounting, information technology, insurance, legal issues, people and environmental management.

Atlas Copco and its key stakeholders



Provide a long-term investment return above the industry average
Strive to be a good and reliable corporate citizen
Conduct business with a strictly professional approach
Conduct operations in a manner which preserves the environment for future generations
Shareholders
Society and the environment
Employees
Atlas Copco
Recognize and reward achievement and performance
Provide access to information to enable people to do a good job
Offer a working environment where the rights of people are respected
Business Partners
Customers
Asked to join in the work for a better environment
Operate worldwide with a long-term commitment to customers in each market
Provide quality products and services with an increasing value/cost relation
Develop safe, environmentally friendly, ergonomic, reliable, and functional products and services to enhance customer productivity

Stakeholder relationships

A large multinational company has many individual stakeholders, making it difficult to take all of them into account at all times. Atlas Copco has prioritized those stakeholders who are crucial to the Group's long term business sustainability and has defined the following five groups; society and the environment, employees, customers, business partners, and shareholders. The Group's responsibilities towards these groups are set out in the Atlas Copco Business Code of Practice, and are further explained in internal guidelines.

There is an ongoing and informal dialogue with stakeholders in these categories, to address the issues of concern that arise. In this way stakeholders' views and expected reactions will be considered in those business decisions where they matter most.

Adding Value

The Atlas Copco Group operate in countries all over the world, contributing to the welfare of local economies and generating added value for the Group and its stakeholders.

In 2003, the added value decreased slightly, mainly due to lower revenues in MSEK affected by a large negative translation effect from foreign exchange rate fluctuations. To gauge the Group's sustainability progress, the impact on all key stakeholders must be assessed.

The direct economic impact on some of the Group's key stakeholders is reported in the statement of added value. This statement shows the source and monetary added value by the Group, and how this value is distributed amongst the various stakeholders. The balance is reinvested in the Group to finance further growth and value creation for the benefit of all stakeholders.

Statement of value added

MSEK		2003	2002	2001
Generation of value added:				
Customers	Revenues	44 619	47 562	51 139
Suppliers	Costs for goods and services	–25 048	–26 691	–28 975
	Value added	*19 571*	*20 871*	*22 164*
	Of which retained in business	–5 388	–5 887	–6 509
	Distributed to stakeholders	14 183	14 984	15 655
Distribution of value added:				
Employees	Wages and salaries	8 537	9 275	9 541
Public sector	Taxes and social costs	4 030	3 764	3 559
Creditors	Interest payments	397	780	1 430
Shareholders	Dividend payments	1 219	1 165	1 125

Society and the environment

A portion of revenues generated by Atlas Copco is paid to governments around the world through various duties and taxes. These contribute to economic development as they are used to finance institutions that are necessary for a well-functioning society, and thus a prerequisite for economic growth. Taxes in 2003 amounted to MSEK 1 619 (1 513 excluding the effect of goodwill impairment).

The social costs for employees that Atlas Copco pays in most countries contribute to the funding of pensions, unemployment, and other social benefits that provide security and improve the quality of life for the employees and their families. These social costs amounted to MSEK 2 411 or an average of SEK 94 000 per employee.

Employees

About 26 000 people worldwide are employees of Atlas Copco, and the economic activity generated by the Group's business sustains thousands of additional jobs with business partners. It is critical that Atlas Copco is considered an attractive employer, in order to be able to recruit qualified and motivated people.

Treating employees fairly and paying them reasonable wages is fundamental to being a good employer. See note 4 in the Annual Report and the section on social performance, page 71.

Customers

The source of the added value by Atlas Copco's activities is the ability to satisfy the needs of customers by providing them with high-quality, innovative products and services, that contribute to customers' productivity.

Atlas Copco has been in business for 130 years, which in itself is a testament to the long-term commitment of the Group towards its customers and the Group's ability to adapt to their requirements.

Business partners

Companies within the Group rely on business partners, such as suppliers, subcontractors and joint venture partners, and the quality of their work, to continue providing high quality products and services to customers. Many suppliers of core assembly components are geographically close to Atlas Copco manufacturing plants. This helps reduce the delivery time and creates local employment.

An increasing number of suppliers are also located in Asia, and the Group's purchases contribute to the economic development in this region.

Shareholders and Creditors

Atlas Copco depends on its creditors and shareholders for funds to finance the asset base that is used to create added value. Shareholders receive annual dividends from Atlas Copco, and also have the potential to make capital gains by selling their shares on the stock exchange. Creditors are compensated with regular interest payments for the funding they provide and will eventually be repaid the full value of the amounts borrowed from them.

Limiting Resource Consumption

A key environmental consideration for Atlas Copco is the energy used in the design, manufacture, use and disposal of the Group's products.

All new projects therefore take into account energy consumption at an early stage. Investments in environmentally improved products and processes have been made to adapt to new legislative requirements.

The manufacturing and distribution of products is the phase of the products' life cycle that can be most easily controlled by the Group, and environmental performance in this area is monitored annually. Performance indicators are collected from the major manufacturing sites and distribution centers of Compressor Technique, Construction and Mining Technique, and Industrial Technique, covering approximately 95% of Cost of Goods Sold (COGS) in these business areas. Selected performance indicators are also collected from Rental Service, and presented on page 69.

In 2003, the data has become more complete, as a number of newly acquired and previously non-reporting sites have reported for the first time. In the table, the indicators for 2003 are presented for all reporting units, and separately for those sites that also reported in 2002, to permit more meaningful comparisons with previous years.

Environmental performance indicators

	2003	2003*	2002	2001
ISO 14001, % of COGS	81	81	80	74
Energy use, GWh	304	288	299	308
—in relation to COGS	*16.8*	*17.2*	*16.7*	*16.6*
Water use, '000 m³	485	369	391	402
—in relation to COGS	*26.8*	*22.0*	*21.9*	*21.6*
Packing materials, '000 tonnes	19.6	14.8	16.1	16.5
—in relation to COGS	*1.1*	*0.9*	*0.9*	*0.9*
CO_2 (energy), '000 tonnes	82	75	76	77
—in relation to COGS	*4.5*	*4.5*	*4.3*	*4.1*

*) Data for units comparable with 2002 and 2001.
In 2003 data has become more complete and accurate. Historical data has not been adjusted.

Environmental management systems (EMS)

The Group's main environmental objective is to implement environmental management systems (EMS) in all divisions, and ensure that all major facilities certify their systems according to the international standard ISO 14001.

Considerable progress has been made since the first ISO certificate was awarded to Atlas Copco Electric Tools in 1997 and, at year-end 2003, 81% of the Group's manufacturing and logistics capacity was ISO certified.

Energy use

The use of energy is a significant environmental consideration within the Group's manufacturing facilities, and several programs have been initiated to limit the use of energy. Most of the energy used is electricity and heat purchased from utility companies, but some energy is also generated on site, for example in the heat treatment of components. Fossil fuels are also used for product testing and for the operation of certain on-site equipment.

Energy use is closely related to the level of production activity, and increased production will often result in more energy being used. In 2003, the Group's energy use for comparable units decreased from 299 GWh to 288 GWh in absolute terms, but increased slightly from 16.7 to 17.2 for comparable units, as expressed in terms of COGS. Including all sites reporting in 2003, the energy use totaled 304 GWh or 16.8 GWh per MSEK COGS.

Water use

Water is a scarce resource in many parts of the world, and Atlas Copco is constantly working to reduce the use of water. In 2003, the Group's total water use decreased from 391 000 m³ to 369 000 m³ (for comparable units). With the addition of the new reporting units, the water use was 485 000 m³ in total, or 26.8 m³ per MSEK COGS. This consumption includes both water used in the production process and for sanitary purposes, and also takes into account water extracted from on-site wells.

Packing materials

In 2003, the use of materials for packing products and parts leaving the manufacturing sites decreased from 16 100 tonnes to 14 800 tonnes (for comparable units). For all units, 19 600 tonnes of materials were used. The most common packing materials are wood, paper, and cardboard, accounting for almost 70% of the total mass. The remaining 30% consist mainly of various plastic materials and steel carrying cases used for electric tools.

CO_2 emissions

Carbon dioxide (CO_2) contributes to global warming. CO_2 is produced when fuels are burned either in the course of energy production or for transportation purposes.

Atlas Copco presently only has reliable measures of CO_2 emissions resulting from energy use in production. In 2003, CO_2 emissions for comparable units decreased from 76 000 tonnes to 75 000 tonnes, partly due to a number of sites increasing their purchases of electricity produced from renewable fuels. For all reporting units the CO_2 emissions were 82 000 tonnes or 4.5 tonnes per MSEK COGS.

Products and services

With a life cycle perspective, it becomes clear that Atlas Copco also has an indirect environmental impact downstream during the product use phase. Environmental reviews and life cycle assessments have shown that energy consumption, oil leakage, noise, and dust emissions are the most significant environmental impacts that occur during the useful life of the products. All product development takes these and other relevant environmental and ergonomic aspects into consideration, in order to minimize future negative impacts.

Rental Service environmental performance

In 2002, selected environmental performance indicators from a representative sample of 39 rental stores in the Rental Service business area were reported. Based on the sample data, a weighted estimate of the total resource use for the business area could be calculated. In 2003, all rental locations reported their environmental performance, with a focus on electricity and water use, waste management, and fuel used for transport as well as rental equipment. The numbers showed a substantial decrease from 2002 due to more precise data being collected, but also because of a number of other positive factors, including:

- A focus on sales of used equipment that resulted in rental fleet reduction, resulting in consumables and disposal reductions
- Environmental awareness has been increased in all locations resulting in more efficient use and disposal actions
- Control of waste vendor service has resulted in more efficient disposal and reporting
- Reduction of solvent waste due to the conversion to an environmentally friendly parts washing system



Improved environment in Nasik

Atlas Copco in India has contributed to improving the environment in and around its Nasik plant. With rainfall concentrated to the monsoon season, the open land becomes very dry after October. During 2003, the company planted approximately 700 trees on the site, with the aim of reducing dust problems. India also faces drinking water shortages in most parts of the country. At the Nasik plant, a water harvesting system, tailored to the geographic location, has been installed. The water is collected from the roof, channeled through the existing drain channels, and sent to soak pits and tube wells specially dug for this purpose. This increases the water table in all areas around the factory.

Resource use Rental Service

	2003	2002
Electricity (MWh)	39 232	47 367
—in relation to COGS	*4.8*	*4.6*
Fuel for transports (m^3)	30 282	37 647
—in relation to COGS	*3.7*	*3.7*
Fuel for equipment (m^3)	19 667	-
—in relation to COGS	*2.4*	-
Water (m^3)	283 646	410 434
—in relation to COGS	*34.3*	*40.1*
Liquid waste (m^3)	5 308	6 365
—in relation to COGS	*0.6*	*0.6*

Recycling of scrapped tools

As of September 2003, all divisions that use Power Tools Distribution, Atlas Copco's distribution center in Belgium, have started to recycle scrapped tools. This is done by a company that operates an installation for disassembling used electrical and electronic appliances to facilitate the recycling of components. Tools are sorted and delivered to them, where the tools are manually dismantled into different recyclable fractions, such as electronics, plastics, and metals. Careful checks are carried out to verify if the appliances contain any hazardous parts, which are removed, sorted by type, and shipped for further treatment in specialized installations. At present a recyclability of approximately 83% can be achieved.



Designing recyclable tools

In 2003, CP launched a new grinder, the Tornado, of which more than 95% can be recycled. This high level is achieved through careful selection of materials and suppliers. The motor can use oil-free compressed air, and uses seals and O-rings that do not wear and emit deposits into the exhaust air, thereby minimizing pollution. Maintenance is very simple, and by following a service video, the tool is easily serviced at the customer's site, further reducing down time and transportation costs.


ChemFree®
SmartWasher
Rental Service
RSC

RSC introduces solvent-free parts washers

RSC is the first equipment rental corporation in the United States to convert all of its locations from solvent-based parts washers to a more environment friendly parts washing system. The solvent-based parts washers used by the majority of the locations, generated hazardous waste and as such, were subject to stringent federal and state regulations. The newer parts washing system uses naturally occurring microbes to break down oil and grease. The solution is recyclable, is safe to use, and does not generate any hazardous waste. The conversion is anticipated to reduce RSC hazardous waste by over 94 000 liters per year.

Energy savings with VSD compressors



Conventional compressors provide a constant flow of compressed air and can not adjust the air supply to a specific need. However, in most production processes, the demand for compressed air is not constant and varies depending on the activity in the factory. The VSD line of compressors can vary the speed of their drive motors and thus adjust the air supply to the actual demand. This features permits a more energy-efficient use of the compressor, and considerably reduces lifetime energy costs compared to a conventional compressor. Energy savings can amount to 35%.

Focusing on the Workplace

Atlas Copco aim to offer a safe and healthy working environment in all its operations. The focus in the social sustainability dimension is on employees and workplace performance. In 2003, employee health and safety improved, and the average number of training hours increased.

Workplace performance indicators

	2003	2002	2001
Average number of employees	25 707	25 787	26 201
Workforce structure			
Female employees, %	17	18	18
Female managers, %	10	10	9
Employees[1]			
Below 30 years, %	*21*	*23*	*21*
Between 30 and 50 years, %	*59*	*57*	*59*
Above 50 years, %	*20*	*20*	*20*
Health and safety			
Accidents per million hours worked	23.3	32.1	34.1
Sick-leave days, %	2.7	3.0	-
Competence development			
Average number of training hours per employee	37.2	35.2	35.2

1) Excluding the United States.

The Atlas Copco Group has a long tradition of working with human resource and organizational development issues. There are a number of Group policies to guide the divisions in the recruitment and competence development processes.

Employees are encouraged to take responsibility, ask questions, and work in different positions throughout the Atlas Copco Group. An International Job Market, where vacant positions are posted, has been established to promote job mobility within the Group. Each employee is entitled to an annual performance appraisal and one-on-one discussion with their manager to support professional development.

There are management systems in place to help the divisions work with relevant human resource issues. A set of employee-related indicators measuring workforce structure, health and safety, competence development, and job mobility are collected on a quarterly basis.

Workforce structure

The proportion of men and women in the workforce has been fairly constant over a number of years and 17% of the employees are female.

The age distribution of employees within the Atlas Copco Group has remained stable over several years, and there is a healthy spread of employees of all ages, with a majority (59%) of employees in the 30–50 age category (figures exclude the United States).

Promotion of diversity and equal opportunities is a part of Atlas Copco's basic beliefs. Employees should be selected and placed in an appropriate position solely on the basis of their qualifications for the work to be performed, and regardless of, for example, race, religion, age, or sex.

Health and safety

The well-being of Atlas Copco employees is a key concern. Regrettably, occasional accidents in the workplace do happen, but the frequency of such work-related accidents is continually being reduced, and in 2003 there was a substantial decrease in the accident rate. Fortunately, most of the accidents are not of a serious nature. It is the Group's objective to reduce work-related accidents to a minimum.

For the Group as a whole, the level of sick-leave has dropped to 2.7% (compared with 3.0% in 2002).

Competence development

Developing employee competence is crucial both to business success and to personal development, and ongoing training activities take place throughout the year. In 2003, employees received an average of 37.2 hours of training, which is an increase from 35.2 hours in 2002. The Atlas Copco Group's goal is an average of 40 hours of training and development per employee per year.

The indicators for competence development include many different types of training and development, and there are numerous training programs tailored to different employee categories throughout the Group. These programs are usually designed and carried out locally, and include courses that are specific to Atlas Copco, such as improving knowledge about the Group and its products, as well as more general courses, such as improving computer skills and knowledge of the English language.

Definitions

Carbon dioxide (CO_2) The most common greenhouse gas found in the atmosphere.

Cost of Goods Sold (COGS) All costs incurred to manufacture goods (and provide services) to be sold, including costs for material, salaries, and depreciation of equipment, but excluding overhead costs for marketing and administration.

Environmental Management Systems (EMS) The part of the overall management system that includes organizational structure, planning activities, responsibilities, practices, procedures, processes, and resources for developing, implementing, achieving, reviewing, and maintaining the environmental policy. An EMS involves a systematic and documented approach to environmental management.

Fossil fuels Fuels originating from organisms of an earlier geological age, including coal, oil, natural gas and peat.

ISO 14001 An international standard, developed by the International Organization for Standardization (ISO), for setting up and certifying environmental management systems.

Life Cycle Assessment (LCA) A method for assessing the total environmental impact of a product or service "from cradle to grave," including all phases of production, use, and final disposal.

Megawatt hour (MWh) A measure of electrical energy equal to the power provided by one megawatt in one hour. Mega is the metric prefix for one million. In the report, gigawatt hour (GWh) is also used as a measurement unit. Giga is the prefix for one thousand million.

Sick-leave Absence from work due to the employee's own illness, and does not include absence due to child care or care of relatives and next-of-kin. The sick-leave indicator used in the Atlas Copco Group is measured as number of sick-leave days in relation to total number of working days.

Stakeholder An individual or group who can affect or is affected by the activities of an organization.

Sustainability Meeting the needs of the present without compromising the ability of future generations to meet their own needs. Improving quality of life for everyone, now and for generations to come. Sustainability has three dimensions: economic, environmental, and social sustainability.

Value added A measure of the company's productive contribution, that is, the value added through processing and other activities. Calculated by deducting costs for the purchase of raw materials, wholly and semi-finished goods and services from revenues.

Work-related accident Includes illness or injury resulting in loss of consciousness, restriction of work or motion, or transfer to another job, and requiring medical treatment beyond first aid. This does not include accidents occurring when travelling to or from work.

The Atlas Copco Share

At December 31, 2003, the price of the Atlas Copco A share was SEK 257.50. During 2003, the price of the A share increased 51%, while the Stockholm Exchange's, Stockholmsbörsen, Industrial Index and General Index gained 26% and 30%, respectively. The annual total return on the Atlas Copco A share, equal to dividend plus the appreciation of the share price, averaged 14.9% for the past 10 years and 11.2% for the past five years. The corresponding total yield for the Stockholmsbörsen as a whole was 11.2% (1994–2003) and 1.5% (1999–2003).

Share capital

Atlas Copco's share capital at year-end 2003 amounted to SEK 1 048 010 920 distributed among 209 602 184 shares, each with a par value of SEK 5. Class A shares entitle the holder to one voting right, and class B shares entitle the holder to one-tenth of a voting right. Each round lot consists of 100 shares.

Distribution of shares, December 31, 2003

Class of share	Shares outstanding	% of votes	% of capital
A shares	139 899 016	95.3	66.7
B shares	69 703 168	4.7	33.3
Total	209 602 184	100.0	100.0

Ownership structure

At year-end 2003, Atlas Copco had 37 562 shareholders (38 810). The proportion of shares held by institutional investors was 77% (77). The 10 largest shareholders, by voting rights, accounted for 34% (36) of the voting rights and 30% (36) of the number of shares. Non-Swedish investors held 46% (42) of the shares and represented 51% (47) of the voting rights.



Share price
SEK
Number of shares
700
600
500
400
300
200
100
0
56 000
48 000
40 000
32 000
24 000
16 000
8 000
0
1999
2000
2001
2002
2003
Highest – Lowest Share Price, A share
Traded shares (A+B), thousands, Stockholmsbörsen
General Index
Engineering Index

Ownership structure, December 31, 2003

Number of shares	% of shareholders	% of capital
1 – 500	76.5	2.2
501 – 2 000	17.3	3.1
2 001 – 10 000	4.2	3.1
10 001 – 50 000	1.2	4.8
50 001 – 100 000	0.3	3.9
> 100 000	0.5	82.9
Total	100.0	100.0

Shareholders by country, December 31, 2003

	% of votes	% of capital
Sweden	48.7	54.4
The United States	22.1	19.1
Great Britain	15.4	14.5
Luxembourg	2.4	2.0
Japan	1.7	1.3
France	1.5	1.2
Netherlands	1.3	1.0
Singapore	1.1	0.9
Belgium	1.0	0.9
Germany	0.8	0.6
Others	4.0	4.1
Total	100.0	100.0

Market capitalization

Atlas Copco's market capitalization at December 31, 2003 was MSEK 52 369 (34 552), which corresponds to 2.2% (1.9) of the total market value of the Stockholmsbörsen.

Dividend policy

The dividends to shareholders shall reflect the company's profit and cash flow development as well as growth targets. The Board of director's opinion is that the dividend should correspond to 40–50% of earnings per share.

If the shareholders approve the Board of Directors' proposal for a dividend of SEK 7.50 per share for 2003, the average dividend growth for the five-year period 1999–2003 will equal 11.7%. During that period, the dividend has averaged 41.3% of earnings per share. Expressed as a percentage of shareholders' equity, the dividend proposed for 2003 is 7.4% (5.9).

Earnings and dividend per share


SEK
18
15
12
9
6
3
0
99
00
01
02
03
Earnings*
Dividend (for 2003 proposed)

*) Excluding goodwill impairment charge 2002.

Trading

Trading of the Atlas Copco AB shares primarily takes place on Stockholmsbörsen. In 2003, Atlas Copco shares were the 6th (10th) most actively traded shares on this stock exchange. A total of 451 704 436 shares were traded (365 637 020 class A, 86 067 416 class B), corresponding to a value of MSEK 96 262 (77 945). On average, 1 814 074 shares (1 504 089) were traded each business day. The turnover rate (degree of liquidity) was 216% (179), compared with the stock market average of 124% (122). Foreign trading in the Atlas Copco share showed a net export of MSEK 1 431 (3 326). Atlas Copco shares are also listed on the London and Frankfurt stock exchanges.

ADR program in the United States

In 1990, a program for American Depositary Receipts (ADRs) was established in the United States. Since then, both A and B shares are available as depositary receipts in the United States without being formally registered on a United States stock exchange. One ADR corresponds to one share. The depositary bank is Citibank N.A. At year-end 2003, there were 688 458 (662 316) depositary receipts outstanding, of which 413 510 represented class A shares and 274 948 class B.

Atlas Copco options

The Atlas Copco options listed on the Stockholmsbörsen consist of call options and put options, each linked with 100 shares. Option contracts traded in 2003 corresponded to approximately 22.2 million shares (22.8), or about 11% (11) of the total number of Atlas Copco shares. Every day, an average of 89 341 (91 395) Atlas Copco shares was affected by trading in options. Since the options confer on the holder the right to buy or sell existing shares only, they have no dilution effect.

Statutory limitations on coupon shares and bonus shares

Non-VPC registered shares from 1974 and unclaimed shares from the bonus issue in 1989 have been sold and the right to these shares has been transformed to a right to receive the proceeds. These rights will expire in 2010 and in June 2004, respectively.

12 largest shareholders, December 31, 2003

	Number of shares	A-shares	B-shares	% of votes	% of capital
Investor Group	31 454 971	31 454 971	0	21.4	15.0
SEB Group	4 409 393	2 620 369	1 789 024	1.9	2.1
Fourth National Pension Insurance Fund	3 165 600	2 617 600	548 000	1.8	1.5
Handelsbanken Group (SHB/SPP)	4 709 145	2 316 713	2 392 432	1.7	2.3
First National Pension Insurance Fund	2 991 154	2 470 782	520 372	1.7	1.4
Länsförsäkringar Group	2 767 895	1 925 915	841 980	1.4	1.3
Second National Pension Insurance Fund	2 827 351	1 745 337	1 082 014	1.3	1.4
Government of Singapore	1 932 523	1 516 209	416 314	1.0	0.9
Folksam Group	1 125 123	1 125 123	0	0.8	0.5
Alecta	6 458 681	381 144	6 077 537	0.7	3.1
FöreningsSparbanken Group	7 154 143	156 656	6 997 487	0.6	3.4
Skandia Group	3 785 346	423 444	3 361 902	0.5	1.8
Others	136 820 859	91 144 753	45 676 106	65.2	65.3
Total	209 602 184	139 899 016	69 703 168	100.0	100.0

The table above shows the largest shareholdings, by voting rights, registered with VPC, the Swedish Securities Register Center.

Per share data

SEK	1998	1999	2000	2001	2002	2002*	2003	Avg. growth 99–03,%
Earnings [1]	11.96	11.50	13.95	14.63	–18.55	13.88	15.62	5.5
Dividend	4.32	4.75	5.25	5.50	5.75	5.75	7.50 [2]	11.7
Dividend as % of earnings [3]	36.2	41.3	37.6	37.6	Neg	41.4	48.0	
Offer price, Dec. 31, A	171	252	207	235	170	170	258	8.5
Offer price, Dec. 31, B	169	250	198	220	155	155	235	6.8
Highest price quoted, A	247	260	260	250	263	263	283	
Lowest price quoted, A	141	150	157	163	138	138	156	
Average price quoted, A	197	214	201	212	213	213	218	
Equity [4]	81	101	115	133	97	126	101	4.5
Dividend yield, % [5]	2.2	2.2	2.6	2.6	2.7	2.7	3.4	
Price/earnings [6]	16.5	18.6	14.4	14.5	neg	15.3	14.0	
Price/sales [7]	1.12	1.24	0.91	0.87	0.94	0.94	1.02	
Number of shares	183 515 920	209 602 184	209 602 184	209 602 184	209 602 184	209 602 184	209 602 184	

*) Excluding goodwill impairment charge.

1) Profit after financial items, less tax and minority interests, divided by the average number of shares outstanding.

2) Proposed by the Board of Directors.

3) Dividend divided by earnings per share.

4) Equity and minority interest divided by the number of shares.

5) Dividend divided by the average price quoted during the year.

6) The average price quoted during the year divided by earnings per share as defined in 1).

7) The average price quoted during the fiscal year divided by sales per share.

Share issues 1973–2003

			Increase of share capital, MSEK	Amount paid in, MSEK
1973	Bonus issue	1:2	69.2	
1974	New issue	1:4 SEK 25	51.7	51.7
1976	New issue	1:5 SEK 50	51.7	103.5
1979	Bonus issue	1:6	51.7	
	New issue	1:6 SEK 60	51.7	124.1
1982	Bonus issue	1:4	103.5	
	New issue (non-preferential)	2 765 000 shares at SEK 135	69.1	373.3
1989	Bonus issue	1 B share: 3 A shares	195.5	
1990	New issue (non-preferential)	4 000 000 B shares at SEK 320.13	100.0	1 280.5
	Conversion*	7 930 shares	0.2	1.2
1991	Conversion*	42 281 shares	1.1	6.3
1992	Conversion*	74 311 shares	1.9	11.1
1993	Non-cash issue**	383 500 shares at SEK 317	9.5	121.6
	Conversion*	914 496 shares	22.9	137.2
1994	Split	5:1 par value SEK 5		
1999	New issue	1:7 SEK 160	130.4	4 173.8

*) Pertains to 1987/1993 convertible debenture loan.

**) In connection with the acquisition of The Robbins Company.

Analysts following Atlas Copco

ABG Sundal Collier	Klas Andersson
ABN AMRO- Alfred Berg	Gustaf Lindskog
BNP Paribas	Luc Mouzon
Carnegie	Anders Idborg
Cheuvreux	Sasu Ristimaki
Commerzbank	Glen Liddy
CSFB	Patrick Marshall
Danske Equities	Charlie Dove-Edwin
Deutsche Bank	Kenneth Toll
Dresdner Kleinwort	Colin Grant
Enskilda	Anders Eriksson
Evli	Michael Andersson
Exane	Olivier Esnou
Fischer Partners	Henrik Moberg
Goldman Sachs	Nick Paton
H&Q	Lars Glemstedt
Handelsbanken	Mikael Sens
Human Securities	Mattias Eriksson
JP Morgan	Andreas Willi
Kaupthing Bank	Peder Frölén
Lehman Brothers	Brian Hall
Main First	Werner Friedmann
Merrill Lynch	Mark Troman
Morgan Stanley	Daniel Cunliffe
Nordea Securities	Johan Sivander
Citigroup Smith Barney	Tim Adams
SG Securities	Edward Stacey
Swedbank	Mats Liss
UBS Warburg	Anders Fagerlund
Öhman	Anders Roslund

Board of Directors and Auditors

Holdings at year-end 2003.



Sune Carlsson



Jacob Wallenberg



Gunnar Brock



Kurt Hellström



Ulla Litzén



Thomas Leysen



Charles E. Long



Anders Ullberg



Staffan Bohman

Board of Directors

Sune Carlsson Chairman (1997). Born 1941. Member of the Board of Investor AB, Autoliv Inc, Picanol NV. Holdings: 5 714 B.

Jacob Wallenberg Vice Chairman (1998). Born 1956. Chairman of the Board of SEB and Chairman of the Board of W Capital Management AB. Vice Chairman of Investor AB, The Knut and Alice Wallenberg Foundation, AB Electrolux and SAS AB. Board Member of ABB Ltd and Confederation of Swedish Enterprise. Holdings: 26 657 A.

Gunnar Brock (2002). Born 1950. President and Chief Executive Officer of Atlas Copco. Employed by Atlas Copco since 2002. Member of the Board of OM-Gruppen, Sweden, Lego AS, Denmark. Member of the Royal Swedish Academy of Engineering Sciences (IVA). Holdings: 4 700 A and 44 224 personnel options.

Kurt Hellström (1999). Born 1943. Former President and Chief Executive Officer of Telefonaktiebolaget L M Ericsson. Holdings: 1 142 A.

Ulla Litzén (1999). Born 1956. President W Capital Management AB. Member of the Board of Investor AB, AB SKF, Karo Bio AB, and Posten AB. Holdings: 11 200 A.

Thomas Leysen (2001). Born 1960. Chief Executive Officer of Umicore. Chairman of the Board of VUM Media (Belgium), Chairman of the Board of Eurométaux. Holdings: 3 500 A.

Charles E. Long (2002). Born 1940. Former Vice Chairman of Citicorp and Citibank. Member of the Board of Directors of U.S.-based Introgen Therapeutics, The Drummond Company, Atlas Copco North America Inc., and Sweden-based Gendux AB. Holdings: 2 000 A.

Anders Ullberg (2003). Born 1946. President and Chief Executive Officer of SSAB Svenskt Stål AB. Chairman of the Board of Eneqvistbolagen and Chairman of the Board of the Executive Council of the Swedish Ironmasters' Association. Member of the Board of Tieto Enator and SSAB Svenskt Stål AB. Holdings: 1 500 A.

Staffan Bohman (2003). Born 1949. President of Sapa AB. Chairman of the Board of German-Swedish Chamber of Commerce, Member of the Board of Trelleborg AB and Sapa AB. Holdings: 1 000 A.

Employee Representatives

Bengt Lindgren (1990). Born 1957. Chairman, Atlas Copco Secoroc local of the Metal Workers Union, Fagersta. Holdings: 0.

Håkan Hagerius (1994). Born 1942. Chairman of the Swedish Union of Clerical and Technical Employees in Industry (SIF) at Atlas Copco Rock Drills, Örebro. Holdings: 0.

Lars-Erik Soting Deputy Member (1993). Born 1965. Chairman, Atlas Copco Rock Drills local of the Metal Workers Union, Örebro. Holdings: 0.

Mikael Bergstedt Deputy Member (2000). Born 1960. Chairman, Atlas Copco Tools local of the forman's union (Ledarna), Tierp. Holdings: 0.

Auditors

The audit firm **KPMG Bohlins AB** is the appointed auditor of Atlas Copco AB with authorized public accountant Stefan Holmström as responsible.



Bengt Lindgren



Håkan Hagerius



Lars-Erik Soting



Mikael Bergstedt



Honorary Chairman

Peter Wallenberg Dr Econ. h.c. Employed in various positions within Atlas Copco, 1953–1974. Chairman of the Board 1974–1996. Honorary Chairman of Investor AB. Chairman of The Knut and Alice Wallenberg Foundation.

Group Management



Gunnar Brock
President and Chief Executive Officer for the Atlas Copco Group. Employed since 2002. Born 1950. Holdings: 4 700 A and 44 224 employee stock options.



Bengt Kvarnbäck
Senior Executive Vice President of Atlas Copco AB, and Business Area Executive for Compressor Technique. Employed since 1992. Born 1945. Holdings: 11 371 A, 57 B, 6 414 A call options, and 44 224 employee stock options/rights.



Freek Nijdam
Senior Executive Vice President, and Business Area Executive for Rental Service. Employed since 1970. Born 1940. Holdings: 1 317 A, 1 163 A call options, and 29 482 employee stock options/rights.



Göran Gezelius
Senior Executive Vice President of Atlas Copco AB, and Business Area Executive for Industrial Technique. Employed since 2000. Born 1950. Holdings: 44 224 employee stock options.



Björn Rosengren
Senior Executive Vice President of Atlas Copco AB, and Business Area Executive for Construction and Mining Technique. Employed since 1998. Born 1959. Holdings: 33 168 employee stock options.



Hans Ola Meyer
Senior Vice President Controlling and Finance. Employed since 1991. Born 1955. Holdings: 571 A, 300 B, 2 784 A call options, and 22 112 employee stock options.



Marianne Hamilton
Senior Vice President Organizational Development and Management Resources. Employed since 1990. Born 1947. Holdings: 3 175 A, 2 784 A call options, and 22 112 employee stock options.



Hans Sandberg
Senior Vice President General Counsel. Employed since 1975. Born 1946. Holdings: 200 A, 2 784 A call options, and 22 112 employee stock options.



Annika Berglund
Senior Vice President Group Communications. Employed since 1979. Born 1954. Holdings: 1 300 A, 165 B, 2 784 A call options, and 22 112 employee stock options.

Financial Information

Welcome to the Annual General Meeting

Atlas Copco shareholders are hereby notified that the Annual General Meeting will be held on Tuesday, April 27, 2004, at 5 p.m. in Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm.

Financial information from Atlas Copco

Atlas Copco will publish the following financial reports:

April 27, 2004	Q1—first quarter results
July 16, 2004	Q2—second quarter results
October 21, 2004	Q3—third quarter results
February 2, 2005	Q4—fourth quarter results
March, 2005	Annual Report 2004

Order the Annual Report from

Atlas Copco AB
Group Communications
SE-105 23 Stockholm, Sweden

www.atlascopco-group.com
Phone: +46-8-743 8000
Fax: +46-8-643 3718

www.atlascopco-group.com

The Atlas Copco Group site serves the financial markets with information. Here, you will find financial reports and key figures in ready-to-use digital formats and you can subscribe to information from the Group. Investor presentations can be downloaded and you can view and/or listen to presentations of quarterly reports via your computer. A comprehensive overview of the company and its operations can also be found at the site, with links to the Group's brands and the different countries where the Group has operations.

Addresses

Atlas Copco Group Center
Atlas Copco AB (publ)
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045
www.atlascopco-group.com
Corp. id. no: 556014-2720

Atlas Copco Compressor Technique
Airpower
P O Box 100
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco
Airtec
P O Box 101
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco
Industrial Air
P O Box 103
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2576

Atlas Copco
Oil-free Air
P O Box 104
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco
Portable Air
P O Box 102
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco
Gas and Process
Am Ziegelofen 2
DE-50999 Cologne, Germany
Phone: +49-2236 965 00
Fax: +49-2236 965 05 22

Atlas Copco Rental Service
6929 E. Greenway Parkway, Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1-480-905 3300
Fax: +1-480-905 3400

Rental Service Corporation
6929 E. Greenway Parkway, Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1-480-905 3300
Fax: +1-480-905 3400

Atlas Copco Industrial Technique
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045

Milwaukee Electric Tool Corporation
13135 West Lisbon Road
Brookfield, WI 53005, USA
Phone: +1-262-781 3600
Fax: +1-262-783 8555

Atlas Copco Electric Tools
Postfach 320
DE-71361 Winnenden, Germany
Phone: +49-7195-120
Fax: +49-7195-126 66

Atlas Copco
Tools and Assembly Systems
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9500
Fax: +46-8-640 0546

Chicago Pneumatic
1800 Overview Drive
Rock Hill, SC 29730, USA
Phone: +1-803-817 7000
Fax: +1-803-817 7006

Atlas Copco Construction and Mining Technique
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045

Atlas Copco
Underground Rock Excavation
SE-701 91 Örebro, Sweden
Phone: +46-19-670 7000
Fax: +46-19-670 7070

Atlas Copco
Surface Drilling Equipment
SE-701 91 Örebro, Sweden
Phone: +46-19-670 7000
Fax: +46-19-670 7070

Atlas Copco
Rocktec
SE-701 91 Örebro, Sweden
Phone: +46-19-670 7000
Fax: +46-19-670 7070

Atlas Copco
Secoroc
Box 521
SE-737 25 Fagersta, Sweden
Phone: +46-223-461 00
Fax: +46-223-461 01

Atlas Copco
Construction Tools
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9600
Fax: +46-8-743 9650

Atlas Copco
Craelius
SE-195 82 Märsta, Sweden
Phone: +46-8-587 785 00
Fax: +46-8-591 187 82

Atlas Copco

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
Corp.id.no: 556014-2720
www.atlascopco-group.com

Achieve

Atlas Copco's Magazine 2003/2004


OREGON STATE
UNIVERSITY

Moving 8 800 Kilometers—
Not Such a Big Journey After All

India—Building the Future

Product Development is Part of the
Commitment to a Sustainable Society

Atlas Copco

Welcome to the world of Atlas Copco!

The Atlas Copco Group is a global industrial group of companies developing, manufacturing, and marketing products and services to a wide range of customers and end-users. A world leader, the Group provides compressed air and gas equipment, generators, construction and mining equipment, assembly systems, electric and pneumatic tools, and related services and equipment rental.

These business activities are conducted through separate operating divisions that work globally. The head office is in Stockholm, Sweden. The Atlas Copco Group has about 26 000 employees in some 70 countries.

In 2003, the Group reached revenues of MSEK 44 619, and the operating margin was 11.9%.

Achieve
Achieve is a yearly magazine from the Atlas Copco Group.


Achieve

Publisher: Annika Berglund
Editor-in-chief: Cathrine Gustafsdahl
Editorial committee: Piet Leys, Compressor Technique business area, Ellen Steck, Rental Service business area, Lotta Bynke, Construction and Mining Technique business area, Jo Cronstedt, Industrial Technique business area.
Production: Atlas Copco AB in cooperation with Intellecta Communication AB.
Text: Atlas Copco AB.
Photos: Cover and p. 12–15 Stewen Quigley/Q image, p. 4 Björn Larsson Ask/Scanpix, p. 6–7 Marco Buffa/Pace of Reflections, p. 8 Robert Friberg, p. 9–11 Shan Qi, p. 17 Heinz Meinert, p. 20 Thomas Wiewandt/Getty Images, p. 21 Photo Researchers/IBL Bildbyrå, p. 26–27 John & Lisa Merrill/Getty Images, Sagar Suryakant Gotkhindikar/Sagar's Graphics, Dinodia/IMS Bildbyrå, Jean-Léo Dugast/Phoenix, p. 28–32 Sagar Suryakant Gotkhindikar/Sagar's Graphics, p. 51 Steve Cashin.
Print: Edita Ljunglöfs.
Address: Atlas Copco AB, SE-105 23 Stockholm, Sweden
Web: www.atlascopco-group.com

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

Contents



Solid Achievements

The year that passed proved to be another challenge for Atlas Copco. The economic recovery in our main markets did not materialize to the extent that we had hoped, and the continued decline of the U.S. dollar put further pressure on sales and profits.

As during the preceding year Asia, and particularly China, recorded strong growth. Good development was also seen in Eastern Europe, and during the latter part of the year also in Western Europe and South America.

In spite of these adverse conditions, the Group managed to deliver a solid performance. We had volume increases both in orders received and orders invoiced. The operating profit margin increased from 11.1 % to 11.9 % and the profit after financial items increased by 10% to reach BSEK 4.9. The major contributing factors to this positive development were a high level of new product introductions, an increase in the aftermarket business, and overall productivity improvements.

"The major contributing factors to Atlas Copco's positive development were a high level of new product introductions, increase in the aftermarket business and overall productivity improvements."

The economy picked up slightly during the latter part of 2003, and demand for our products and services increased. We believe that this recent positive demand development for Atlas Copco's products and services will continue in the nearterm; the manufacturing and process industry is foreseen to increase its investments in productivity enhancing equipment and to demand more aftermarket products and services. The demand from the construction and mining industries is likely to remain at present levels.

Geared for the future

During 2003 there was a strong and continuous flow of new machines and aftermarket products and services introduced by *Compressor Technique*. The business area performed well and their presence in key markets improved. Asia, particularly China, and Eastern Europe developed positively. Aftermarket products and services grew in all major markets, and the proportion of revenues that are generated during the time the product is in use increased. In Spain, Compressor Technique acquired compressor company



Puska Pneumatic S.A. The acquisition is in line the strategy to increase its presence in focused markets in order to reach more customers.

The *Industrial Technique* business area successfully launched a number of new industrial tools and systems, including new DC tools for the motor vehicle industry, and corded and cordless professional electric tools. The industrial tools business improved its presence and gained market share in many segments, whilst volumes for professional electric tools were down on a weak market. During the past years, the business area has been working on a number of restructuring projects, including several moves of production to new locations. By and large, these projects are now finalized, and we will benefit from their relocations during the coming year. In line with the use-of-products strategy, DreBo Werkzeugfabrik GmbH, a manufacturer of carbide tipped masonry drilling products, was acquired.

> "We want to be first in mind—first in choice of our customers, as well as of other important stakeholders."

The *Construction and Mining Technique* business area had strong growth in the mining sector, both for equipment and for the aftermarket business. The transfer of the loader production, from the United States to Sweden, was successful and the synergies will begin to materialize during 2004. To further strengthen its position on the fast growing Chinese market, the business area acquired Shenyang Rock Drilling Machinery Co. Ltd. In South Africa, the acquisition of two companies in the exploration drilling field: Professional Diamond Drilling Equipment Pty and Mining Drilling Services Pty, will strengthen our position in the region.

The *Rental Service* business area experienced yet another year with low activity levels in the market, particularity in the nonresidential building sector. Without any help from the economy, the business area has focused their activities on building internal efficiency and on increasing rental rates. One important step has been to decentralize the organization and to reorganize the rental districts, to establish a clear management structure and to provide a better customer support. All these actions contributed to an improved performance in 2003. The business area also focused on enhancing customers' productivity. Through improvements in the online rental applications, the customers can spend less time on routine administration.

Developing the strategy

During the past year, we have developed and refined our Group strategy aimed at reaching our vision; to be first in mind—first in choice of our customers and other important stakeholders.

Our strategic focus is to grow organically, supported by selective acquisitions. The most effective way to grow is by *increasing our customers' competitiveness by delivering* innovative products and systems, through sales or rental, that increase their productivity with a minimal environmental impact. Environmental and ergonomic aspects have been

DEVELOPMENT PROCESS


GROWTH
PROFITABILITY
STABILITY

The foundation for reaching the objectives will follow the proven development process.


RESTAFYAL
DECHETS
MÉNAGERS

integrated into Atlas Copco's product development process for many years. Continuous research and development to secure innovative products are critical for maintaining the competitiveness of Atlas Copco's divisions.

The aftermarket business will be further developed. Through efficient aftermarket and service activities, we can contribute towards increasing the efficiency and reliability in the use of our products. Besides a high growth and profit potential, the aftermarket offers closer relations with the end-users of our products. To enhance the focus on the aftermarket opportunities and to ensure that best practices are shared across business areas and divisions, we have established an aftermarket competence network in the Group.

A requirement on possible acquisition candidates is that they should be *modest in size and close to home.* No doubt, acquisitions are connected with more risks than organic growth. To minimize those risks, we have established a competence pool with representatives from the business areas, as well as from the corporate office. The Group is developing and establishing acquisition processes including pre-acquisition, integration, and post-acquisition audits.

In the world around us, as well as inside the Group, corporations' social responsibility have been discussed and debated. Atlas Copco has strong well-established values, which have been further emphasized and clarified in our strategy. To reinforce those values amongst our companies and safeguard their consistency worldwide, we have issued the *Atlas Copco Group Business Code of Practice,* which summarizes our internal policies related to business integrity and to social and environmental performance.

Looking into 2004

There are still opportunities in the Group to reduce costs, to improve the internal efficiency and to increase prices. At the same time, we must further increase the resources devoted to product innovations and to service development, to meet and exceed our customers' current and future demand. This is the major way to achieve profitable growth, which must also be seen as a priority by those who have invested in the Group. Based on our plans and ambitions, and with the commitment and the competence we have in the Atlas Copco Group, we are well positioned to meet the challenges of 2004.

Thank you for your support!

Gunnar Brock

President and Chief Executive Officer
Stockholm, Sweden, February 2, 2004

Growing People into New Positions

Avoiding stagnation is crucial to every company. Good internal mobility keeps the organization alert and reduces the risk for large restructuring programs.

THE INTERNAL JOB MARKET process is totally transparent today. All employees with access to a computer can, and should, access the Internal Job Market. New positions—international and national vacancies as well as projects—are posted every day.

There is a constant flow of people getting new challenges and moving from one position to another, guaranteeing a long-term competence development for both people and the organization.

"When people change positions, they not only gain new experience, but also share their knowledge with new colleagues," says Marianne Hamilton, Senior Vice President, Organizational Development and Management Resources. She continues: "When we employ people, we try to choose those with a capacity to grow and we encourage them to do so. When people have gained experience from many different positions, they are better prepared for higher positions. Atlas Copco's goal is to appoint 85% of the managers from within the organization, last year we reached 88%."

The environment keeps changing

At Atlas Copco, the recruiting manager has serious responsibilities; he or she has to make sure that the newly recruited person gets the chance to grow into a new position. Since the environment keeps changing, the manager is also responsible for creating an environment of constant internal change. "Each vacancy gives an opportunity to develop the organization. When looking for new people, the manager should never recruit some-one to exactly the same position that the previous person had. We encourage everyone to use that unique opportunity to see if the work can be organized differently," Hamilton says.



"Each vacancy gives an opportunity to develop the organization," says Marianne Hamilton, Senior Vice President, Organizational Development and Management Resources.



Globetrotting Creates Open Minds

Yvo Goossens has moved around within the Atlas Copco Group for 30 years, continuously meeting new cultures, colleagues, languages, and challenges.



"It is very satisfying to build a team," says Yvo Goossens.

BELGIAN-BORN CANADIAN, Yvo Goossens is currently based in Shanghai, China. However, he started his career not far from home as product specialist in Antwerp, where the business area Compressor Technique is based. Four years later, he decided to explore the world by moving to Canada with his wife and first daughter.

"I went with the assumption that it would be for two years only. I had no idea this was the starting point of a life-long journey around the globe," Goossens says.

After completing an international, more extensive management course, he was asked to move to Sweden to work at Atlas Copco Tools.

"Moving from Canada to Sweden was a cultural clash. In Canada during the 1980s, there were many housewives and my wife enjoyed a comfortable social life. Moving to a country where almost every woman worked full-time was something completely different." Yvo Goossens firmly believes that it is very important that the expatriate has full support from the family in order to be successful. "When one of your foreign colleagues is unhappy and cannot adjust to the new country, it is often because the spouse cannot settle down."

In 1982, he moved to Compressor Technique in Singapore and two years later to Hong Kong "It was a very nice period when business was growing rapidly," he says. In 1990, Goossens returned to Singapore for three years. Now he was able to combine his experiences from the two business areas; Compressor Technique and Industrial Technique. In 1996, he was appointed General Manager of Industrial Tools Customer Center in Shanghai, a business that has grown from four to 40 employees. "It is very satisfying to build a team and to see how enthusiastic and eager to learn these young Chinese are."

Moving around has given Goossens experience of the world and friends from different social, cultural, and religious backgrounds. "It is important to speak the local language, since you come so much closer to the people," he says

"I went with the assumption that it would to be for two years only. I had no idea this was the starting point of a life-long journey around the globe."

as an explanation to why he speaks seven languages: Dutch, French, German, English, Finnish, Swedish, and Chinese. "Some people do not want to move because of their children, but children that are exposed to an international environment turn more mature and open-minded. Unfortunately, they cannot visit their grandparents more than once or twice a year, but that is more than compensated by living in an international environment."

Sometimes Goossens misses having a house and garden of his own, as he always lives in temporary housing. He thinks it might be difficult to decide where to settle down when he retires. "However, if I was to relive my life, there is no doubt I would choose the same kind of international career once again."



"If I was to relive my life, there is no doubt I would choose the same kind of international career once again."

Sweden

It's a Small World After All

When the decision was made to relocate the production of underground mining and construction vehicles from Portland, Oregon, in the United States, to Örebro in Sweden, 16 people decided to move to Sweden on assignments of one to three years.






Örebro

Ray Kolberg and Walt Goska have moved 8 800 kilometers with their wives Holly Kolberg and Pam Goska.

TWO OF THEM ARE Walt Goska and Ray Kolberg, who moved 8 800 kilometers with their families to a new country and new experiences.

"Americans have the habit of changing jobs about every fourth year, but I have stayed with Atlas Copco for almost 20 years," Walt Goska says. He now meets similar challenges in his job, working with vendors and bringing the projects up to speed, even if he has moved to another part of the world.

"Walt wanted to continue with the projects he had invested a lot of time in," says his wife Pam Goska, "so our discussion was whether we should move from Portland and our family or not, rather than if we were going to Sweden or not." Walt and Pam have three sons, 23, 21, and 15, and it was only their youngest son, Benjamin, who moved with them. "His willingness to move was a major factor in our decision."

"The fact that I have moved to Sweden has not changed my cooperation with the vendors and companies in Canada."

The decision was easier for Ray and Holly Kolberg. After university, where he studied mechanical engineering and she nursing, they had moved back to Portland. Ray had considered taking advantage of an exchange program within Atlas Copco for a year. "But going from one to three years is more of a long-term commitment. We had to sell the car and the house, and I had to leave my job, which I liked very much," says Holly Kolberg.

A change in working environment

Ray enjoys working in Örebro. He is transferring data from the division in Portland to the systems used in Örebro. He has been in Sweden for more than eight months, and the transfer is supposed to take another four months. After that, he is going to join the design group, designing underground mining vehicles.

"The job is pretty much the same, in terms of responsibility and activity level, but the working environment is slightly different. People in Sweden do not dress up to go to work, they dress up to go to a party, while Americans do it the other way around," says Ray Kolberg.

Both Walt and Ray had traveled to Örebro for work, and their spouses had also visited Sweden before they decided to move. Being able to visualize the office and the city made it easier to make the decision. They could picture where to live and how to fit in. The fact that Örebro's nature is similar to Oregon's may have eased the transition. "We expected a lot of challenges, but it has been fairly smooth," says Ray Kolberg. All details about the move were handled by the HR department, and it continues to help them and make sure they enjoy their new lives.

"We expected that it would be harder to get to know people, but people we've met have been very friendly and easy to get to know," says Holly. A big difference compared to Portland is that there was no involvement with colleagues outside work in Portland, while people in Örebro often meet outside work, they go exercising together, etc.

The world is both bigger and smaller

One of the difficulties is the nine hour time difference, but communications with their families and friends is easy with e-mail and inexpensive telephone calls.

"The fact that I have moved to Sweden has not changed my cooperation with the vendors and companies in Canada," says Walt. "We talk and e-mail just as before. It is only the different time zones we have to take into consideration." The world has both become smaller and larger; communications has made it smaller, yet larger since they have become aware that there is so much out in the world that they did not think about before.


CARGO
CARGO CENTER

Move of Production

Atlas Copco is a worldwide supplier of four-wheel drive diesel and electric-powered underground mining and construction vehicles.
In 2002, Atlas Copco decided to move production from the United States to Sweden to achieve synergies in product development, manufacturing, purchasing, logistics, and administration. The distribution center was sent by air in 2003, and the production plant in Portland closes in 2004.


MINI
CECCATO
ARIA COMPRESSA

Italy

Ceccato Brand Gets into the Flow

Ceccato is an Italian house-brand for compressors. During the past years it has established a solid foundation and is ready for growth.

WHEN CECCATO WAS BOUGHT by Atlas Copco in 1998, it was considered a company with growth potential and, because it targeted a customer segment outside Atlas Copco's traditional market, it was also a good growth complement to Atlas Copco's brand portfolio.

At the time of the acquisition, Ceccato was a company with high production costs and difficult-to-service machines.

During the first one and a half years after the acquisition, the company experienced great internal turmoil. "The first year, we focused on cost savings, but with high quality in mind," says Cesare Manzardo, engineering manager. He continues: "It was a matter of solving immediate problems, and regaining customer confidence."

The recovery plan worked according to the Group's proven foundation; stabilize the operation, return it to profitability, and then grow its business.

Close relations

One of the keys to success was to train people working at Ceccato in flow management, a completely new concept for



Ceccato is an Italian company founded in 1938. It manufactures and sells small- and medium-sized screw and piston compressors, dryers, and filters. It is considered a strong complement to the Atlas Copco brand, aiming at a different customer segment, explain Cesare Manzardo (left) and Ruggero Vencato (right).

them. As a result, strong relations were developed between customers, Ceccato, and suppliers.

"We made a dramatic change in our products; and started to develop a design that facilitated assembly, with fewer components that could be provided by local suppliers thus shortening lead times. We began to focus on how to get the best logistics possible, and how to reduce the time from design to market," says Manzardo.

The people of Ceccato try to find the best and most cost-efficient solution available from the Atlas Copco Group and elsewhere. Their own development of a new simple and reliable design of compressors and dryers is a good complement to Atlas Copco's design. Important to the designers at Ceccato is to focus on the cost savings without sacrificing the technical and environmental performance of the machines.

Ceccato has good market presence both in Italy and in some export markets and is now aiming at growth in a number of markets.

"People in the organization have been working hard to achieve this success, and we are very proud of it. It is like a symphony orchestra; all the instruments have to be tuned and play together to make a nice sound," says Ruggero Vencato, production leader.

The Atlas Copco Group Strives for Global Presence

The growth should primarily be organic, supported by selective acquisitions. Acquisitions help the Group to expand geographically, gain market share, expand the product range, increase the scope of supply, acquire technology, or acquire channels to markets.

The Atlas Copco Group owns more than 20 brands. The multi-brand concept recognizes that each brand has its market position and can thereby focus on well defined market needs.


Atlas Copco

Merging Brands

More than Changing a Shirt

In 2002, Atlas Copco acquired the well-known German manufacturer of rig-mounted hydraulic demolition tools, Krupp Berco Bautechnik GmbH. Two years later, a common range of hydraulic attachments is being introduced under the Atlas Copco brand.

Claus Schiedek, Marketing Manager at Atlas Copco Construction Tools GmbH, formerly Krupp Berco Bautechnik GmbH, and Jaime Huidobro, General Manager Atlas Copco Construction and Mining Technique in Spain, tell us more about the merging of brands.

What were your first thoughts when you heard that Atlas Copco was going to acquire Krupp?

CLAUS SCHIEDEK: "It was not new to us that Krupp Berco Bautechnik was for sale. We thought the right buyer would be a European group, financially sound and with a strong focus on the construction and demolition business, and it turned out to be Atlas Copco. We did not face Atlas Copco as a strong competitor in our segment and did not feel that we would conflict in the market.

JAIME HUIDOBRO: Atlas Copco, strong in the light breaker segment, has fought for years to reach the heavy- and the medium-range segments of demolition tools, while Krupp, strong in the medium and heavy segments, never had been successful in small hydraulic attachments. Thus, the acquisition and expected synergies made a lot of sense to us.


Claus Schiedek


Jaime Huidobro

How did the market react?

CLAUS SCHIEDEK: Naturally, distributors that had worked for Krupp for up to 20 years were worried as they knew Atlas Copco had a good local sales network, with local customer centers in most countries, which they perceived as a threat to them. However, after a successful integration process most of them now continue to work with us as before. One of the targets was not to lose channels and competence during the integration. Our belief was that by keeping the Krupp brand, it would have been more obvious to the market that our heavy breakers and attachments continue with the same high quality and with the same people behind the innovations.

JAIME HUIDOBRO: In Spain, we did not want our competitors to take advantage of the situation, as integrations tend to create some confusion and uncertainties in the market, so we decided to work proactively. We started to address the Spanish market and the distributors from the very beginning, with customer meetings and different campaigns. After an initial integration effort, we began to work as a team in order to develop our markets and strategies. When we discussed the final brand transition, the distributors decided they wanted to paint the blue breakers yellow as soon as possible. The conclusion was that as long as we keep the product range and the high quality, the color and brand name would not be crucial for future success in Spain.

Are there many differences between the two brands?
JAIME HUIDOBRO: Both Atlas Copco and Krupp have long histories, and they have acted in a consistent way through the years. Thus, the brands' personalities have been very close to each other. Both brands are extremely strong and focused on high customer satisfaction.

CLAUS SCHIEDEK: We have always been committed to our customers and to product innovation and it is easy to believe in Atlas Copco's values—commitment, innovation, and interaction.

How are the products going to reach the customers in the future? Through Atlas Copco's customer centers or through a network of distributors?
JAIME HUIDOBRO: In Spain, we think it is good to have specific sales channels to give each product its best chance. Local customer centers can add local flavor to the offer, in order to satisfy local customers' needs. Atlas Copco's own customer centers can sell lighter equipment to specific sales channels such as rental houses or small equipment distributors, while the distributors focus on heavier tools and equipment that is service intensive. In some geographical areas where Atlas Copco's local set-up is not so developed, we will utilize the distributor's channels for faster penetration.

CLAUS SCHIEDEK: Generally, we will follow Atlas Copco's structure and work through the customer centers in the future. However, the market requirements for lightweight and heavy machinery are different. Most of the former Krupp distributors are specialized in heavy construction and have a profound knowledge in that market segment.

Can the customers benefit from the common brand?
JAIME HUIDOBRO: After the acquisition, Atlas Copco has a stronger product portfolio. It is a leader in the market. Also when it comes to hydraulic breakers, we offer a complete product range. We have very good service support based on our distribution network. The distributors are close to the market, which has high service requirements. Thus, we can offer spares and consumables from local stocks, as well as specialized personnel services.

CLAUS SCHIEDEK: To merge the "best of both worlds" was the right step to expand our market position and become the world's leading company in hydraulic attachments. We can serve customers with a worldwide agreement, and here Atlas Copco's local set-up around the whole world is the key to success.

From your personal point of view, is it difficult to make a brand transition?
CLAUS SCHIEDEK: Changing brands is not like changing shirts. There are many emotions connected to the brand and the transfer process takes time and demands consistent work and commitment from many people in order to succeed.

JAIME HUIDOBRO: Changing brands is sometimes more difficult internally than externally. For the customers, the most important thing is that the high quality of products and services is consistent. In the case of our distributors in Spain, as soon as they felt secure and knew what their future would look like, they were ready to change brands really quickly. Information and proactivity were the keys to success.



Facts

Krupp pioneered the hydraulic attachments market starting in the 60s, and has for many years been the market leader in the heavy breaker segment. Atlas Copco has been very successful with its innovative range of light hydraulic breakers. In 2002, Atlas Copco acquired the well-known German manufacturer to strengthen the Group's product offer.

"Our customers claim that quality, safety and having an efficient and qualified after-sales service are essential for the heavy hammers market." Talleres Francint, distributor in Spain.





The United States

Open All Hours for Rental Service

It is Saturday morning and the Marks Construction Company works hard to finish the roof. Suddenly the lift breaks down, and the closest RSC store is called for a replacement.

EVEN THOUGH THE STORE is closed, the call is automatically forwarded to Rental Service's customer call center, and the call center contacts the store's designated on-call employee. Within less than 30 minutes, the call representative has confirmed that the lift will be delivered as the customer requires.

Located in sunny Scottsdale, Arizona, the call center works with the three brands, RSC, Prime Energy and Prime Industrial and is open 24/7. Saturdays, when the rental stores are closed, the call center is very busy with an average of 1 400 calls answered by 19 representatives. Five of them work from their homes, giving cost-effective and flexible backup. Receiving an average of 18 600 calls a month while nearly 500 rental stores are closed, the call center allows customers to both rent and to call equipment off rent on weekends and at night.

"Before we started this call center, we lost some business when our stores weren't open. Our customers' work hours are not always the same as our store hours, but now we can fully support them, regardless of what day or time they need help," Call Center Manager Marilyn Steiger-Vandever says.

Unique service

In the rental business, you can only differentiate yourself by the service level and by the commitment of your staff. Being open 24/7 is unique within the rental industry. No other major rental competitors offer this highly responsive service level with their own, trained employees.



Marilyn Steiger-Vandever and her team bring efficiency that customers notice.



During Arizona's hot summer, construction work is done in the middle of the night.

"The biggest benefit is that we are able to help most customers in the first call, bringing efficiency that customers are really noticing! When a call comes to us, it is our concern that the call is handled properly," Steiger-Vandever says. "And our internal 'trouble ticket' tracking system gives us additional information. If a store is closed, we can see if the equipment asked for is available, a great benefit for the store manager who does not have to drive to the store just to check inventory availability. Another benefit is that we know exactly who to call, avoiding the need to bother other off-duty employees unnecessarily.

> "Now we can fully support the customers, regardless of what day or time they need help."

Every phone call is logged, allowing others in the call center to answer a second call and instantly know the customer's situation without asking the customer to repeat the problem. And, when the stores open again, the managers can see which customers called, why, and the resolution.

The call center not only takes care of the after-hours service for Rental Service's stores, they also answer hundreds of general rental calls during the business day and answer e-mails and chat inquiries, used equipment inquiries, and risk and safety inquiries sent to the company. Occasionally calls are answered that originate in Mexico from Spanish speaking customers who want to rent equipment in Mexico. Since the southern part of the United States is becoming more and more bilingual, the call center is also able to answer calls where Spanish is the preferred language.

Production at the Bambanani Mine of Welkom's Harmony Gold Mining Company in South Africa suffered only minimal interruption when a compressor supplying underground operations suddenly failed without warning.



South Africa

Rapid Response Saves Gold Production

THE SHORTFALL IN COMPRESSED AIR, representing some 40% of the mine's underground requirement, was quickly made up by portable compressors hired from Rand-Air's Welkom depot, which is equipped and trained to handle mine emergencies rapidly.

Delivery and connection of twenty compressors to the mine's main air line was completed in less than ten hours from Rand-Air's receiving the alert.

"The prompt service from Rand-Air and the reliability of the portable compressors ensured that the production machine was not interrupted. With this experience, we managed to make major overhauls to two of our compressors which were long overdue. We can now, with confidence, do any major work on compressors, knowing well the back-up service we have from Rand-Air," says Massimo Mameli, Engineer at the Bambanani Mine.

After the shortfall was fully restored, smaller diesel powered compressors were withdrawn and replaced with larger electric motor compressors, reducing the number of machines on site to seventeen, and cutting fuel costs. Field service personnel from the Rand-Air depot carried out daily inspections and machine maintenance to ensure compressor reliability and uninterrupted compressed air supply.



Rand-Air, with 15 stores and 165 employees, is specialized in rental in South Africa and Botswana. The majority of its customers are in construction, mining, and general industry. Rand-Air was bought by Atlas Copco in 1999.

Outsourcing is an ongoing trend

The use-of-products strategy, to grow the aftermarket revenues generated during the time the product is in use, is one of Atlas Copco's three strategic directions. Use-of-products includes accessories, consumables, spare parts, service and maintenance, training and rental.

Outsourcing, to rent instead of own, is an ongoing trend, and rental is offered not only in the Rental Service business area.

The offering of use-of-products creates closer customer relations. Knowing what the customers desire makes it possible to create the right products. This is how close customer relations lead to success.



Tools and parts can be purchased online from anywhere at any time.

The United States

Ordering Online is a Reliable Time-Saver

Never has the phrase "time is money" been more true than in these days. Within the motor-vehicle industry in the United States, more and more of the distributors have discovered that ordering products and parts online saves precious working hours and serves customers better.

IN THE UNITED STATES, where Atlas Copco Tools and Assembly Systems chiefly works with distributors, many of its major distributors have started to use an online business solution developed by Atlas Copco. The solution reduces up to one hour a day on routine work and administration and, most importantly, increases service levels.

"I like placing orders with Atlas Copco Connect because they instantly appear in the system, and if you have 15 pieces, they can all be checked at the same time," says Jim Toler, Inside Sales Manager at Air Power Inc, one of Atlas Copco Tools and Assembly Systems' largest U.S. distributors.

Richard Kirk, Purchasing Manager at Industrial Power Sales agrees: "It is the best source for pricing and delivery. Delivery is normally so quick we almost don't need to check it. The order process is simplified and reliable."

The business solution was launched in 2003, and already the majority of Atlas Copco Tools and Assembly Systems' distributors in the United States put their orders online, and the number of order lines increases every day.



Michael Donohue, Atlas Copco Tools and Assembly System Inc. and Brent Covan from Ohio Tool Systems agree that ordering online saves precious time.

There are several reasons for the success of this e-commerce project: It is available in 12 languages, customers are easily guided through the program, electronic product catalogues and lists with parts are available on the Web, and it is possible to download pdf files with drawings and manuals.

E-business Achievements

In 1999, Atlas Copco's first Internet policy was published. The vision was to broaden and deepen the sales reach, to improve customer services, and enhance efficiency. To reach the vision, standardized platforms and applications were targeted. Through cooperation across business areas, know-how and resources could be shared. Atlas Copco's multi-brand concept was a challenge in itself, each one of the applications developed had to allow for easy rebranding.

The first common application developed was a **gateway to the Atlas Copco brand** on a country level. The Atlas Copco brand is used by 11 divisions out of 16, and usually more than one customer center in a country. The objective was to safeguard the brand identity, and to make it easy for customer centers worldwide to use the Internet as a marketing and communications channel.

The Atlas Copco Connect **e-commerce application** was developed bearing all operations and brands in mind. Through a common hub, data from all divisions regarding products, pricing, deliveries, etc. can be accessed, enabling a potential one-stop-shop for customers buying from more than one business area.

The **Village**-project was established to create **a portal for employees**, aiming at better internal positioning of the Group by providing well-structured and relevant information, with the objective to create value for the operational units and solve their needs within this common framework.

The United States

Challenging the Traditional Methods

In a big manufacturing plant, with many people and a lot of different equipment needs, it is difficult to know what rental equipment is needed, where it is located, and if it is actually being used. This was discovered at the Bayer Corporation's Baytown plant in the United States.

"WE DIDN'T KNOW EXACTLY what equipment was needed in our factory, and sometimes we could see one type of equipment go out the gates, and an equivalent coming in. We did not have a good method of tracking or transferring equipment internally, nor did we know how long the equipment was rented. It was a nightmare both for people who needed the equipment and for the accounting department. We had rental equipment everywhere, and at times we kept renting even when a project was closed. We were using some 30 different companies to rent from through the course of a year. We needed control," says Dale Bara, Procurement manager at Bayer Corporation's Baytown plant. "Also our accounting department wanted the invoice problems to go away. They wanted a more uniform billing structure and we wanted to make sure that the equipment we were paying for was actually being used and not forgotten."



Dale Bara, Bayer Corporation

"By using one supplier for rental equipment, the amount of manual work has decreased."

As a result, Bayer Corporation formed a quality team to look at the process of handling rental equipment. With their internal people's needs in focus, the team surveyed and approved or qualified about 10 of the 30 companies that they felt could help them solve their problems. "We learned a tremendous amount about the different processes that some of the companies had implemented at some of their customer's sites.



Renting at Baytown

Bayer Corporation in the United States is part of the German Company Bayer, represented by some 350 companies employing 117 500 people on all continents. Baytown is a large production site for chemicals and polymers in Houston, Texas.


236453
RSC
GVW 26000
US DOT 222506

The most promising options for us appeared to be an on-site managed rental system." The year was 1994—and the embryo of Prime's and RSC's on-site store with an integrated Total Control™ software was invented. After ten years on site, it has proved to be a success; and the software has been fine-tuned over the years to handle the processes. Simplicity has been the key driver.

Challenge conventional ways

"Reports are sent automatically, but everyone knows that reporting is like reading yesterday's news. It is more than a software program," says creator Gordon McDonald, who leads Total Control™ development with the Rental Service business area. "It's a management process that really challenges conventional ways of doing business. When the software is integrated into the customer's accounting system, the customer gets total control of the handling of rental equipment and their owned equipment as well, and the paper work is held to a minimum," he says.

One way for a company to save money is to put equipment off rent when it is not in use, and this software helps the customer to manage this process. If a fork-lift is supposed to be rented for two weeks, an e-mail will automatically notify the customer when this time has passed. Another way of saving money is to handle re-rents professionally, and in this process transparency is important. The customer can see the bid tabulation when the on-site store needs to rent equipment outside of RSC owned equipment, such as fences, tents, and many other items. Without having to deal with the bidding, the customer can see that the process is handled in a correct way.



Gordon McDonald

By using one supplier for rental equipment, the amount of manual work has decreased, and the company can control its rental equipment better.

"One of the best paybacks for Bayer was that we did not have to create a purchase order for every rental or order the equipment in advance any longer. It was always on-site waiting for us to start the job. The available reports and tracking by this software is the reason it has become a beneficial and powerful tool to us," says Dale Bara at Bayer Corporation.

When it comes to the rental industry, the standard of equipment is given. What Prime Energy and RSC add is the drive of efficiency.

Total Control™

Total Control™ is an interactive management system for both rental and customer-owned inventories of equipment and small tools. Total Control™ is trademarked software, developed by and for Rental Service, that creates a seamless process, from the initial inquiry to final invoicing.

By design, Total Control™ reduces expenses by creating a single process for all rental and equipment activity, regardless of ownership, billing platform, equipment type, accounting codes, and invoice requirements. All processes are automated and electronically date stamped, which reduces the need for paper activity and ensures a more complete audit trail. The customer can be confident that the transactions handled through Total Control™ will achieve the most efficiency for their company.

A country of Multiple Lan
ndia's 1 027 million Peop





Delhi
Kolkata (Calcutta)
Mumbai (Bombay)
Chennai (Madras)

The Government of India has launched a major infrastructure upgrade project. There is a special focus on the development of roads and highways, with emphasis on connectivity between ports and villages. The Golden Quadrilateral Road Project will connect the country's 4 major cities, Delhi, Kolkata (Calcutta), Chennai (Madras), and Mumbai (Bombay). A lot of Atlas Copco equipment is used by contractors in building India's modern infrastructure.




guages and Religions,
e are Building the Future



Structure in a Booming Town

A century ago, urbanization transformed the West. Now it's Asia's turn as people pour into cities. Roads are jammed, but Delhi is creating a better environment by building a metro.

DELHI'S POPULATION has experienced tremendous growth. In 1981 it was 5.7 million people, now it is approximately 13 million, and in 2015 it is estimated to be 21 million people*. Roads are jammed with traffic as the city booms, and the air is full of pollution. There are now more than 4 million motor vehicles in Delhi, more than in the large Indian cities Mumbai, Kolkata, and Chennai put together. The traffic on Delhi's roads is a mix of pedestrians, cycles, scooters, buses, cars, and rickshaws jostling with each other.

To bring some order in this chaotic situation, a 228-kilometer metro is under construction. The first phase of the network, to be fully opened in 2005, consists of a 41-station metro with 62 kilometers of track, of which 12.5 kilometers will be under ground.

In October 2003, the first 12-kilometer section was opened, reducing the time spent on travelling from 1 hour 20 minutes by bus to only 20 minutes by metro. Atlas Copco has assisted both joint ventures of international contractors building this part of the metro by supplying them with several pneumatic and some surface and underground drill rigs to excavate hard rock by cautious blasting. Many hydraulic breakers have also been used to break rock wherever blasting has not been allowed. For soft rock they have installed self-drilling anchors to reinforce the roof and walls of the tunnel. Portable diesel compressors have also been widely used on the work sites.

Top modern facilities

To ensure passenger comfort, all underground stations will be air-conditioned and the tunnels will be ventilated. All stations will be equipped with modern facilities like synchronized clocks on the platforms, passenger information on a real-time basis, online announcements, telecommunication facilities, and exit and entry through automatically controlled gates.

* United Nations.

With over 900 employees in two manufacturing plants and 8 sales offices, Atlas Copco India operates with a long-term commitment.

1955 The distributor, Vulcan Trading Company Private Ltd., Bombay is authorized to sell Atlas Copco's products in India.





Delhi Metro
UNDERGROUND
ELEVATED
AT GRADE
BARWALA
Depot
Pehlad Pur
Daulat Pur
Rithala
Rohini (West)
Rohini (East)
Pitam Pura
Kohat Enclave
Wazir Pur
Lawrence Road
Kanhaiya Nagar
TRINAGAR
Vivekandanpuri
VISHWA VIDYALAYA
Depot
Old Sectt.
Civil Lines
ISBT
Shastri Park
Shastripark Depot
Gautampur
Seelampur
Shahdara
Pratap Nagar
Pulbangash
Tis Hazari
Delhi Main
Chawri Bazar
New Delhi
Connaught Place
Barakhamba Road
Patel Chowk
CENTRAL SECTT.
Dwarka Mor
Prem Nagar
Om Vihar
Uttam Nagar
Janakpuri
Ganesh Nagar
Tilak Nagar
Subhash Nagar
Tagore Garden
Rajouri Garden
Ramesh Nagar
Moti Nagar
Kirti Nagar
Shadipur
Patel Nagar
Rajendra Place
Pusa Road
Jhandewalan
Panchkuin Road
Najafgarh Depot
DWARKA
Dwarka I
Dwarka II
Dwarka III
Dwarka IV
Dwarka V
Dwarka VI

Top 10 Metro Systems

1. London, England	408 km
2. New York, the United States	368 km
3. Seoul, South Korea	287 km
4. Moscow, Russia	270 km
5. Singapore	249 km
6. Madrid, Spain	228 km
7. Mexico City, Mexico	202 km
8. Paris, France	199 km
9. Tokyo, Japan	183 km
10. Chicago, the United States	173 km

The first metro was built in London in 1863.



The joint ventures of international contractors use equipment from Atlas Copco.

1960 Atlas Copco (India) Ltd. is established as a wholly owned subsidiary of Atlas Copco AB. A factory is built in Pune to manufacture compressors and rock drills.

1972 Ownership is reduced to 60% in compliance with a change in Indian law; 40% of the shares are offered to the Indian public and Atlas Copco (India) Ltd. becomes a public limited company listed on the Mumbai Stock Exchange.

Only 400 Milliseconds Apart

Engineering Center in India Supports Belgium

Two years ago, Atlas Copco opened an engineering center in India to support the Atlas Copco compressor product company in Belgium. The initiative, named GECIA, has proved to be very beneficial to all concerned.

ONE REASON BEHIND the creation of GECIA was that project leaders, designers, and test engineers at Atlas Copco's business area in Belgium, are under constant pressure to deliver the most competitive and innovative products to the market in the shortest possible timeframe. A local shortage of qualified and experienced engineers lead to creative rethinking. The result was the establishment of an engineering center in India, where there is a large base of highly educated people with the right background.

Design at a distance

New products have to be ever more efficient, lighter, and quieter, while remaining at a high level of quality and a competitive cost. Development time has become shorter through the use of such tools as 3D design and computer simulations. Most of the assistance required is in mechanical design activities, from digitizing drawings to complete layout work in 3D, support with calculations and spare parts design.

Using state-of-the-art communication lines and network connections, engineers in Belgium and India are now only 400 milliseconds apart. This is a huge benefit when working on the same projects, sharing files from opposite sides of the world.

Communication skills are key to success, and it is not always easy to describe tasks well enough for a third party to carry them out perfectly. Therefore, information is exchanged using new computerized communication tools, such as meetings on the Net, sharing screens, etc. People from India are also sent to Belgium to be trained in principles and to develop personal relations.

"After meeting people face to face it becomes easier to work remotely," says Pankaj Tale, engineer at GECIA. "The communication becomes better and better the more we interact."

Beneficial to both parties

Since the start up in 2002, many different project leaders and designers within Compressor Technique's divisions have shared activities with the engineers in India. They understand the mutual needs, and the work is always carried out with the same Atlas Copco mindset and culture.

"There is a good climate for creativity and we get the opportunity to challenge our skills," says Ashwini Agashe, engineer. "We get every kind of job, and it is a huge benefit that we can follow the process from scratch to end-result," says engineer Rakesh Nyamagoudar. Subodh Patwardhan, engineer, adds "We get regular feedback, and the transparency within the Group gives us an opportunity to learn from previous jobs, something that would not have been possible if we were consultants."

> 1978 A change in Indian law limits foreign ownership to 40%. The new shares are offered to existing local owners and employees.

1987 Chicago Pneumatic Tool Company (CP) with its subsidiary in India, is bought by Atlas Copco. Manufacturing facilities for production of screw compressors are established









From top left: Amol Pingle, Ashwini Agashe, Rakesh Nyamagoudar, and Pankaj Tale are all engineers at GECIA.

1993 Chicago Pneumatic Tool company increases its holdings in Chicago Pneumatic India Ltd. from 30% to 51%.

2000 Atlas Copco AB increases its holding in Atlas Copco (India) Ltd. to 45% and Chicago Pneumatic Tool company increases its holding in Chicago Pneumatic India to 56%.



Product Tests Hold Water

Before introducing a new compressor model for water well drilling applications, the prototype compressor was tested for its performance.

WATER FOR DAY-TO-DAY is scarce in many parts of India. The village Khed Sivapur in the Maharashtra state has not received sufficient amounts of rain for the last four years and people have to walk a few kilometers to fetch water.

Atlas Copco Compressor in India took the opportunity to provide drinking water to school children and inhabitants of Khed Sivapur when a prototype compressor was to be tested.


XRH 1100

Successful in three cases

"The head of the village chose four locations. We drilled sufficiently deep bore holes and we were successful in striking water in three cases," says business manager Sajjalgud Srinivas at Atlas Copco Compressor in India. "During these trials to solve the drinking-water problem of the villagers, compressor data were recorded, which gave us information for further improvements of the compressor," says Srinivas.

The well-drilling rig was provided by M/S Pavai Agro, that has been associated with Atlas Copco for more than twenty years.

2001 CP India is merged into Atlas Copco (India) Ltd.

2002 The 40% ownership in Revathi Equipment Ltd. is sold.

2003 Atlas Copco AB launches a public tender offer regarding all outstanding shares in Atlas Copco (India) Ltd. Atlas Copco AB now holds more than 83% of the shares.

Innovative Spirit Prospers

The Atlas Copco Group aims at contributing actively to improve the customer's productivity and, consequently, profitability.

At the same time, as a global high-technology manufacturing company, Atlas Copco is committed to minimizing the environmental impact of all activities. Concern for the environment is a natural element in all operations.

Every tool and machine is designed with ergonomics in mind, to enhance the operators' productivity, performance, and job satisfaction, as well as to reduce the risk of physical harm.

One might say that product development is part of Atlas Copco's commitment to sustainable development, balancing economic progress with environmental care and social responsibility.

Read more about the Group's innovators and the innovations on *www.atlascopco-group.com*


John Munck


Sverker Hartwig


Ludo Van Nederkassel


Carl Carlin


Rolf Jacobsson


Guido Luyts


Gunnar Wijk


Chris Lybaert


Richard De Bock


Kurt Andersson


Jörgen Rodert


Åke Eklöf


Sten Åke Hilbers


Christer Hansson

Innovation is one of Atlas Copco's core values and once a year Atlas Copco's prestigious John Munck Award is presented to reward the best innovative technical development contribution during the year.





Best comfort for grinding, cutting off, and sanding operations.

Low vibration and low sound. Higher productivity, better ergonomics.

With the increased material removal possibilities, greater operator comfort, and advanced ergonomics, the payback, as a result of increased productivity that Tornado can achieve, can be very quick, without compromising safety.

Industrial Technique

Cutting-edge Technology

Man's first attempt at material removal was with his own hands and a piece of flint. Today, the Chicago Pneumatic (CP) division is pleased to announce the launch of its new range of grinders, called Tornado, bringing the very latest technology into material removal operations.

CP's new tool offers higher productivity and better ergonomics when it comes to grinding or sanding. With a powerful turbine motor, grinding or sanding time can be cut substantially. With dust extraction options for sanding, it is a tool for serious material removal operations.

Tough targets in product specification

Important considerations from CP's end-users had to be part of the product master specification even before the design started. CP's French industrial design team and a Swedish specialist ergonomic design company, visited numerous users, and found that just as important as the tool function, were issues such as:

Environmental
- Tools must be environmentally friendly
- No pollution from the exhaust
- Parts and packaging should be recyclable

Ergonomics
- Low sound
- Low vibration
- Better operator comfort

Reliability, and low maintenance
- Increased productivity

All to be achieved without compromising safety.



Maintenance is very simple, a service video is available for the tools, making service easy at the customer's site further reducing downtime, and transportation costs.



The motor can use oil-free compressed air.



It uses seals and O-rings that do not wear and emit deposits into the exhaust air, thereby minimizing pollution. Dust extraction options for sanding.

Extremely high power to weight ratio.

Over 95% of the material used can be recycled.



Powerful turbine motor—you can cut your grinding or sanding time substantially.

Tough targets were set in the product master specification, and the design teams started to see how these challenges could be satisfied.

A totally new technology was used in the design of the motor, and a single stage turbine was found to provide the power and speed characteristics required. The positioning, size, and type of materials used on the handles had to be verified in field tests to confirm the optimum ergonomic design. Suppliers of components such as seals and O-rings had to provide solutions to ensure that the environmental and reliability criteria were met, so these could be incorporated in the design.

With these targets met, and after comprehensive field testing to ensure that CP's solution met the demands from the end-users, the new range was launched.

Best operator comfort

The tool allows the operator the best comfort for grinding, cutting off and sanding operations. With the combination of an extremely high power-to-weight ratio, low vibration, and low sound, it can offer huge savings in material removal costs, as well as maximizing the utilization of the consumables.

Minimizing pollution

Over 95% of the material used in the manufacture can be recycled. This high level is achieved through careful selection of materials available and suppliers. The motor can use oil-free compressed air, it uses seals and O-rings that do not wear and emit deposits into the exhaust air, thereby minimizing pollution.

Maintenance is very simple, and with the service video, the tool is easily serviced at the customer's site, further reducing downtime, and transportation costs. Increased material removal possibilities, greater operator comfort, advanced ergonomics, and increased productivity, without compromising safety.



The right core technology
Atlas Copco masters every compression principle and provides the most energy-efficient technology for the required pressure and flow.



Real savings rely on facts
Atlas Copco technicians assess the air demand profile of the application and suggest the best compressor selection for the job.

The best drive arrangement
Fixed speed machines are fine when they can run at full load most of the time. But when air demand fluctuates, the Variable Speed Drive (VSD) compressor can achieve substantial savings of up to 35%.

The Total Energy Saving Concept...

Energy consumption is the major factor in a compressor installation life cycle cost, thus the focus in the design of new Atlas Copco compressors is on saving energy in every conceivable way. This focus is the basis for a total product development concept that encompasses every stage of research and development, manufacturing, installation, and aftersales service.



Environmental awareness
Saving energy means caring for the environment. The total energy saving concept with the compressors is significantly contributing to the benefit of our planet.



The fully optimized system
A multicompressor installation can be centrally controlled, to have an optimal machine regulation and the lowest overall energy cost.


Atlas Copco

Innovative accessories
Integrated adsorption dryer offers high quality dry air with the lowest pressure drop and uses the heat of the compressor for regeneration. Two features that lead to significant energy savings.



The experienced partner
Atlas Copco is the world leader in compressed air technology, with over 100 years of experience in air compression systems.



The integrated design
Internal piping, integral air dryer, integrated Variable Speed Drive, 100% matched components... the only way to ensure total reliability.

...and the Total Reliability concept

An energy efficient machine saves money only if it runs reliably at all times. And not just today, but day after day, year after year; with minimal service interventions, long overhaul intervals, an extended lifetime of all moving parts, individually and thoroughly tested. During the last century, Atlas Copco has been building compressors that stand the test of time. With the proven compressor technology, reliability has never been so timeless.



Professional follow-up
An Atlas Copco Service Contract will assure the customer of the correct preventive maintenance, immediate response and genuine parts all over the world.



Trouble-free installation and commissioning
An Atlas Copco compressor is ready for easy use. Put the machine on a flat floor, connect the power line and the compressed air outlet, and push the start button.


Atlas Copco

The complete solution
Compressor, dryer, drive, filters, control system... all carry the same mark of quality: The Atlas Copco logotype.



Common components
Usage of common components and systems for both underground and surface drilling equipment offers both Atlas Copco and their customers important future synergies in logistics and training.



Excellent visibility
A window in the roof makes it possible to follow the rock drill all the way down.


F1
F2
F3
F4

Ergonomically designed cabin
Comfort, visibility, and conveniently placed controls and monitors. There are no hydraulics inside the cabin, and all gauges and instruments are replaced by a color display unit. The new cabin layout is ergonomic and user-friendly. The cabin has become a comfort zone!



Radio remote control
A low center of gravity combined with high ground clearance make Atlas Copco's full radio remote controlled drill rigs exceptionally maneuverable in the roughest terrain. The new automatic drill stop is a feature on the radio remote drill rig that eases the operators work.



ROC Manager
Unique software for monitoring and optimizing the drilling operation. Design drill plans in the office and send them to the rig. Log deviation and other key data while drilling and analyze the results back in the office.

Dust collecting system
A continuous dust collecting system connects dust and particles into a filtering system.

Construction and Mining Technique

Design Behind the Success

A drill rig branded Atlas Copco should look solid and powerful. At the same time it should express high functionality, high quality, good ergonomics, and be easy to service.

Computerized drilling
After a few hours of training the operator can reach maximum drilling performance. Rods are automatically added into the drill string to a predetermined depth allowing the driller to carry out other activities while drilling. As drilling can continue during lunch breaks and between shifts, the net result is 10 to 15% more rig utilization.



Environmental concern
Fewer hydraulic hoses, components and valve blocks reduces the risk of hydraulic fluid polluting the environment.

Easier handling
Easier maintenance and repair jobs because trouble-shooting is facilitated by the built-in self-diagnostic system.

Service doors
The canopy doors allow easy access and protection from weather while doing service. Oil-drainage points are easily accessible, to avoid oil spill when changing oil.

Engine pre-heater
Diesel driven engine pre-heater to avoid or decrease exhaust emissions.

Rig Control System (RCS)
This has been successfully used on Atlas Copco's recent series of underground drilling rigs, the drill rig senses all variations in rock conditions, thereby adjusting all drilling functions to achieve smooth and accurate drilling with a minimum consumption of rock drilling tools. The risk of jamming drill rods is virtually eliminated, as the system takes advantage of any changes in rotation resistance without jeopardizing life of the drill string. The changes in rotation resistance also control the impact pressure with a special function.

Data logging
The data from a bore hole probe can be transferred to and displayed on a computer.







For the second consecutive year, Milwaukee has received the prestigious *American Eagle Award*.







Milwaukee Receives Second High Flying Award

The American Eagle Program recognizes companies that have done significant work to develop better employees and better communities.

THE PROGRAM IS SPONSORED by the Industrial Supply Manufacturers Association (ISMA). The Overall winner in the manufacturing category was Milwaukee Electric Tool Corporation, Brookfield, Wisconsin in the United States.

"Their leadership in promoting the free enterprise system is far above the standards of most companies," says Gary Salvatore, chair of the ISMA American Eagle Awards Committee. "Milwaukee is truly raising the bar of excellence for how corporate culture and policies can encourage employees and communities to live and thrive together for the benefit of both."

There are overall program winners in the manufacturing and distributor classifications and individual category awards for the most outstanding programs in support of the community/corporate educational commitment, employee enrichment and involvement; environmental improvement and conservation efforts; and local community involvement. Milwaukee Electric Tool Corporation is the only company that has won the overall award twice in a row.

Many ways to make a better world

As an example, Milwaukee has been a sponsor of Habitat for Humanity since 1993. The company also cares about the environment. In 1999 Milwaukee achieved ISO 14001 certification for sound environmental practices. In addition, in January 2003 they received the ISO 14001 for their new Greenwood, Mississippi, facility which opened in January 2002.

Competence development is part of the culture. "In an effort to develop and maintain a satisfied, solid workforce with skills that can be applied to daily







American Eagle Award The prize was established in 1975 by the Industrial Supply Manufacturers Association (ISMA), the only manufacturing trade association in North America dedicated to helping members sell through industrial distributors.

activities, each employee receives on an average 40 hours of training each year," says Daniel R. Perry, Milwaukee's President.

Geared toward professional, employee, and leadership development, the courses are instructor-led, Internet-based, or a combination of both.

Latest technology

Milwaukee utilizes the latest technologies for training employees and communicating with distributors and end-users. To assist distributors in placing orders and reviewing their account status, Milwaukee is regularly updating its milwaukeeconnect.com web site with new features. This service is available 24/7 and allows distributors instant access to their orders in process.

The web site milwaukeetool.com is focused on the end-user. In addition to being a corporate web site, a large portion of the content is dedicated to Milwaukee's Heavy Duty Club, an online members-only club. The club provides a forum for professional tool users to communicate with Milwaukee and each other. It offers a focus on teaching end-users, tool-use tips, and an area for idea exchanges and safety education. With over 250 000 members, the Heavy Duty Club is popular among loyal Milwaukee tool users with the web site averaging 1.3 million hits a month.

A Day in the Life of Atlas Copco

Atlas Copco's core values—**interaction**, **commitment**, and **innovation**—have built its past, created its present, and made the foundation for the future development of the Group. Safeguarding that these values are kept, and the culture shared worldwide, is critical for its success. That's why the Group established *The Atlas Copco Day.*



Brazil



Malaysia



Sweden



Philippines



Poland



Peru



Zambia



The Netherlands



USA

With own operations in almost 70 countries in five continents, 20 brands, and 26 000 employees, there is a real challenge to safeguard that both brand identity and values are spread to each and every employee, and that everyone has the same understanding. For years, the Atlas Copco Group has been using a special training method called Circles for this type of issue. The most recent Circle activity, launched at *The Atlas Copco Day*, was a rather unusual training program, and very focused. It reached all employees in a short period of time.

The kick-off included all companies in the Group in one day. The first kick-off was in Asia/Australia, followed by Europe and Africa, and finally the Americas.

In each company, the General Manager gathered his or her employees for a discussion about the strategy and things that unite the Group; values, history, culture, processes, and the brand. One of the areas of focus was business integrity, and social and environmental performance.



Employees Support Water for All

More than 2 billion people live in areas where water is a scarce resource. For the last 20 years, Atlas Copco and its Swedish employees have been sponsoring the community activity *Water for All*. Approximately 1 400 wells have been drilled or dug, supplying fresh water to more than 450 000 people.

WATER FOR ALL is an exclusive Atlas Copco project, initiated by some employees and supported by Atlas Copco AB. The organization has successfully supported projects to drill or dig for water in countries like Peru, Kenya, Sudan, Burkina Faso, Afghanistan, India, and Colombia.

To ensure that the new water wells provide people with fresh drinking water for years to come, the beneficiaries have to commit themselves and contribute money to a small maintenance and repair fund. To ensure success, these water digging and drilling projects are always conducted in cooperation with nonpolitical aid organizations with local experience in the relevant countries. Major donations are also made by international aid organizations, in particular SIDA, the Swedish International Development Cooperation Agency.

The Water for All project engages any person who comes across the organization, and the reason is simple: it focuses on one of the necessities for life—water.

Atlas Copco Group

First in mind—first in choice

Atlas Copco has a vision to become and remain first in mind—first in choice of its customers and other key stakeholders. This means to be the leader; to lead in the share of mind and in the share of business; to be seen as an innovator who sets the standards and exceeds expectations.


North America 42 %
Europe 35 %
Africa/Middle East 6 %
Asia/Australia 14 %
South America 3 %
Distribution of revenues by business area and region
Compressor Technique
Rental Service
Industrial Technique
Construction and Mining Technique

The Group seeks global leadership in the market, and aims to be number one in customer share and market share in every product market, product application, and geographic segment where the Group competes. Atlas Copco strives to be the preferred employer and the preferred company for shareholders to invest in. The Group aims to create, and continuously increase, shareholder value. Atlas Copco's ambition is to be the best associate for business partners, and to be their preferred customer who they prioritize. The Group strives to be a good and reliable corporate citizen and to support sustainable development.

Strategic directions

The Atlas Copco Group strives for and develops a global presence, whenever possible utilizing its established sales and distribution network. Strategic directions are; organic and acquired growth, use-of-products, and innovations and continuous improvements.



The growth is primarily organic, supported by selected acquisitions.

Market penetration and expansion will be achieved by offering new products developed from core technologies, by finding new applications in new markets, and by increasing the scope of supply, but also by increasing and/or acquiring businesses that offer complementary products and/or services.

To grow the aftermarket revenues generated during the time the product is in use, *the use-of-products,* is the second strategic direction. Use-of-products comprises accessories, consumables, spare parts, service, maintenance, training, and rental. Use-of-products offers the Group a stable revenue stream, high growth potential, high profit potential, optimized business processes, enhanced product development, and closer relations with end-users. By being close to customers, Atlas Copco is more able to understand and meet the needs and wishes of the users of the products. This enables the Group to develop better products—and at the same time to ensure they are used in the most efficient manner.



Innovations and continuous improvements is the third strategic direction. There is always a better way to do things, and the innovative spirit should be reflected in everything the Group does. The objective is to provide innovative, high-quality products at a price level that reflects a premium offer from a market leader. Breakthrough innovations are a means of staying ahead of the competition and maximizing performance in the long run. The Group continually makes substantial investment in research and development, and supports specific projects to foster innovation in technology, concepts, and methods.



Continuous improvements in manufacturing, products, marketing, organization, and business flows are intended to provide customers with better service and to safeguard short-term profitability.

Financial targets

The overall objective is to grow and to achieve a return on capital employed that will always exceed the Group's average total cost of capital. The financial targets are:

- to have an annual revenue growth of 8%,
- to reach an operating margin of 15%, and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

In the past five years, compound annual growth averaged 5.7%. The Group's operating margin averaged 12.2% for the past five years. In 2003, the operating margin was 11.9% (11.1).


ROCE, %
25
20
15
10
5
0
99 00 01 02* 03
Weighted average cost of capital (pretax)
Return on capital employed


Revenue growth, %
40
30
20
10
0
-10
99 00 01 02* 03
Average 99–03
Target
Growth from previous year


Operating margin, %
15
12
9
6
3
0
99 00 01 02* 03
Average 99–03
Target
Operating margin
*) Excluding goodwill impairment charge

Foundation

The foundation for reaching the objectives will follow the proven development process applicable to all operational units in the Group; stability first, then profitability, and finally growth.

Primary drivers of Atlas Copco revenues

Capital goods investments in various private and public sectors, such as manufacturing, infrastructure, and mining are drivers for Atlas Copco's revenues. Important customer groups in manufacturing and process industries demand and invest in compressed air products and solutions, industrial tools and assembly systems. Such industrial machinery investments are important and influenced by customers' ambitions to improve productivity, quality and capacity. Customers in the construction and mining industries invest in equipment, including drill rigs, drilling tools, breakers, portable compressors, and generators. Large infrastructure investments, such as tunnel construction for roads, railways and hydroelectric power plants often depend on political decisions. Private investments from the construction and mining industries can be influenced by a number of factors, e.g. underlying construction activity, interest rates, metal prices, and metal inventory levels.

Customers also demand service and maintenance, training, parts, accessories, consumables, and equipment rental. This demand arises during the time the capital good, equipment, or product is in use, i.e. during industrial production, construction activity and ore production. Additionally, there is an outsourcing trend that is driving demand as customers increasingly look for suppliers that offer additional services or functions rather than only the equipment.

Primary drivers of Atlas Copco Group revenues

	Equipment, 50%	Rental, consumables, and other aftermarket, 50%
Industry	Industrial machinery investment	Industrial production
Construction	Investment in infrastructure	Construction activity/ outsourcing
Mining	Mining machinery investment	Metal and ore production

Atlas Copco is also looking to offer more services or aftermarket products in line with the Group's use-of-products strategy. Demand for these services and products is relatively stable compared to equipment. Today, use-of-products revenues are generating more than half of Atlas Copco's revenues and its importance is increasing.

Use-of-products revenues account for approximately 35% in the Compressor Technique, more than 85% in Rental Service, approximately 25% in Industrial Technique, and more than 55% in Construction and Mining Technique.

Organization

The divisions operate through product companies and customer centers.

Board of Directors

President and Chief Executive Officer

Executive Group Management and Corporate Functions

Business Areas	Compressor Technique	Rental Service	Industrial Technique	Construction and Mining Technique
Divisions	Airtec Industrial Air Oil-free Air Portable Air Gas and Process	Rental Service Corporation	Milwaukee Electric Tool Atlas Copco Electric Tools Atlas Copco Tools and Assembly Systems Chicago Pneumatic	Underground Rock Excavation* Surface Drilling Equipment* Rocktec* Secoroc Construction Tools Craelius
Product Areas	Industrial compressors Air treatment equipment Portable compressors Generators Specialty rental Gas and process compressors	Equipment rental Sales of merchandise and parts	Industrial tools Assembly systems Professional electric tools	Drilling rigs Rock drilling tools Construction tools equipment Load-Haul-Dump vehicles (LHDs)

* Before December 31, 2003, these were part of the division Atlas Copco Rock Drilling Equipment. As of January 1, 2004, the Atlas Copco Wagner division is part of Underground Rock Excavation.


Atlas Copco

RS








Being local in a global enterprise

Atlas Copco's customers are located almost everywhere on the globe. To them, Atlas Copco is a local company; at the same time, the Atlas Copco Group is a global enterprise with worldwide resources. The Group has market presence in close to 150 countries, with its own sales operations in approximately 70 countries. In the other 80 countries, the products are marketed through distributors and service networks. Atlas Copco manufactures and assembles products in 17 countries. Manufacturing is mainly concentrated in the United States, Belgium, Sweden, Germany, France, and China.

Acquisitions and Divestments 1999–2003

1999

Acquisitions: Rand-Air, South Africa (CT); ABIRD BV, the Netherlands (CT); Rental Service Corporation, the United States (RS); Tool Technics NV, Belgium (IT).

Divestment: Atlas Copco Controls, Sweden (IT).

2000

Acquisitions: Various small rental companies, the United States (RS), Hobic Bit Industries, Canada (CMT).

Divestment: Atlas Copco Rotoflow, the United States (CT).

2001

Acquisitions: Christensen Products, the United States (CMT), Masons, Great Britain (CT), Grassair, the Netherlands (CT), various small rental companies, the United States (RS).

2002

Acquisitions: MAI-Ankertechnik, Austria (CMT), Liuzhou Tech Machinery, China (CT), Krupp Berco Bautechnik, Germany (CMT).

Divestment: Revathi, India (IT).

2003

Acquisitions: DreBo (IT), Puska Pneumatic S.A (CT), Professional Diamond Drilling Equipment Pty (CMT), Mining Drilling Services Pty (CMT), Shenyang Rock Drilling Machinery Co. Ltd (CMT).

Facts in Brief

The Atlas Copco Group is a global industrial group of companies headquartered in Stockholm, Sweden. Revenues for 2003 totaled MSEK 44 619. The Group employs about 26 000 people and manufactures products in 17 countries. The products are sold and rented under different brands through a worldwide sales-and-service network reaching some 150 countries, half of which are served by wholly or partly owned companies.

Products/Business concept | **Brands**

Compressor Technique



Develops, manufactures, markets, and distributes
- Oil-free and oil-injected air compressors
- Portable air compressors
- Gas and process compressors
- Turbo expanders
- Electrical power generators
- Quality Air Solution™ products
- Air management systems
- Condensate management systems
- A wide range of aftermarket products
- Specialty rental services
- Global industry leader

Brands: Atlas Copco, Ceccato, Masons, Worthington Creyssensac, Mauguière, Puska, Liutech, Rand-Air, Chicago Pneumatic, Grassair, Kimark Compressors, Abird, Irmer+Elze

Rental Service



Through approximately 500 stores in the United States, Canada, and Mexico, Rental Service satisfies customer needs for
- Construction equipment rental
- Industrial and energy equipment rentals
- Used equipment sales
- Tools and supplies

Brands: Rental Service Prime, Rental Service Prime, Rental Service RSC

Industrial Technique



Develops, manufactures, markets, and distributes
- Industrial power tools and systems for bolted joints and for material removal
- Professional electric power tools and accessories for light construction and building installations
- A wide range of aftermarket products

Brands: Atlas Copco, Chicago Pneumatic, Milwaukee, Desoutter, AEG Power Tools, Georges Renault

Construction and Mining Technique



Develops, manufactures, markets, and distributes
- Rock drills
- Rock drilling tools
- Tunneling and mining equipment
- Surface drilling equipment
- Construction and demolition tools
- Equipment for exploration drilling and ground engineering applications
- A wide range of aftermarket products
- Specialty rental services

Brands: Atlas Copco, Chicago Pneumatic, Shenyang

Revenues by business area


Construction and Mining Technique 18%
Compressor Technique 36%
Industrial Technique 23%
Rental Service 23%

Revenues by customer category


Other 10%
Service 6%
Mining 10%
Construction 35%
Process 13%
Manufacturing 26%

Revenues by geographic area


Asia/Australia 14%
Africa/ Middle East 6%
North America 42%
Europe 35%
South America 3%

Characteristics	**Customers**	**Markets**

- Continuous research and development in compressor/Quality Air Solutions technology and in fields related to energy savings and environmental care
- Assembly facilities and the manufacturing capability for production of compressor elements and other core components
- All major operations ISO 9001 and ISO 14001 certified
- Development, manufacturing, and assembly are located in Belgium, with units situated in Brazil, China, France, Germany, Great Britain, India, Italy, the Netherlands, and the United States


Other
Construction
Service
Mining
Process
Manufacturing


North America
Asia/Australia
South America
Africa/ Middle East
Europe

- Second largest equipment rental company in North America
- High-quality products and services mainly to the construction and manufacturing industries
- Superior service concepts, like 24/7 Customer Care, short- or long-term rentals, customized rental programs, national account programs, equipment delivery and pick up, used equipment, small tools and supplies for sale
- Efficient information systems
- Economies of scale


Other
Service
Process
Construction
Manufacturing


North America

- World leader in industrial tools and assembly systems for safety-critical joints
- Among the top five manufacturers worldwide of professional electric tools
- Intensive research and development
- Innovative products with extraordinary performance
- Ability to serve customers on a global basis
- Unique distribution system
- Manufacturing plants in the Czech Republic, France, Germany, Great Britain, Mexico, Sweden, and the United States


Other
Process
Construction
Manufacturing


Asia/Australia
Africa/Middle East
North America
Europe
South America

- Global supplier of state-of-the-art products and services for the construction and mining industries
- Aims to safeguard its position as a market leader by offering high productivity at low operating costs
- Focus on a safe and ergonomic working environment
- Manufacturing plants are located in Austria, Canada, Chile, China, Germany, India, South Africa, Sweden, and the United States


Other
Construction
Mining


Asia/Australia
North America
South America
Africa/ Middle East
Europe

Group Management

Gunnar Brock
President and Chief Executive Officer of the Atlas Copco Group.
Employed: Since 2002.
Born: 1950.
Nationality: Swedish.
Education: MBA, Stockholm School of Economics, Sweden, in 1974.
Career: Between 1974 and 1992, Brock held various positions within Tetra Pak, including international assignments as Managing Director in different parts of the world, and Executive Vice President for the Tetra Pak Group. Between 1992 and 1994 he was President and CEO of the Alfa Laval Group, and 1994 to 2000 President and CEO of the Tetra Pak Group. Prior to his present position he was CEO of Thule International.
External directorships: OM-Gruppen, Sweden; Lego AS, Denmark. Member of the Royal Swedish Academy of Engineering Sciences (IVA).
Holdings: 4 700 A and 44 224 employee stock options.

Bengt Kvarnbäck
Senior Executive Vice President of Atlas Copco AB, and Business Area Executive for Compressor Technique.
Employed: Since 1992.
Born: 1945.
Nationality: Swedish.
Education: Graduated from the Royal Institute of Technology in Stockholm, Metallurgical Engineering, in 1970.
Career: Between 1970 and 1982, Kvarnbäck held various positions within Sandvik AB, Sweden. Kvarnbäck was then President for Secoroc AB, Sweden, and later for Invik & Co AB, Sweden. He held the position as Executive Vice President for Industriförvaltnings AB Kinnevik, Sweden, prior to joining Atlas Copco in 1992 as Senior Executive Vice President, Industrial Technique Business Area. Kvarnbäck has held his current position as Business Area Executive since 1997.
External directorships: Member of the Board of Directors of Volvo Penta AB, Sweden.
Holdings: 11 371 A, 57 B, 6 414 A call options, and 44 224 employee stock options/rights.

Freek Nijdam
Senior Executive Vice President, and Business Area Executive for Rental Service.
Employed: Since 1970.
Born: 1940.
Nationality: Dutch.
Education: Graduated from High School, UTS Mechanical Engineering, in 1959.
Career: Nijdam began at Atlas Copco in 1970, after seven years as representative for Bostich staple machines. During his years in the Group, he has held many different positions, in several countries (the Netherlands, Belgium, Mexico, Germany, Sweden, and the United States). He has been President of Atlas Copco's Applied Compressor and Expander Technique division and, prior to his current assignment, Senior Executive Vice President, Construction and Mining Technique Business Area.
External directorships: Putzmeister AG, Germany.
Holdings: 1 317 A, 1 163 A call options, and 29 482 employee stock options/rights.

Göran Gezelius
Senior Executive Vice President of Atlas Copco AB, and Business Area Executive for Industrial Technique.
Employed: Since 2000.
Born: 1950.
Nationality: Swedish.
Education: BSc in Business Administration, Stockholm School of Economics, Sweden, in 1973. M.Sc. in Chemical Engineering, Royal Institute of Technology, Stockholm, in 1977.
Career: Gezelius joined the Sandvik Group in 1982 after being sales engineer at Dow Chemical AB, Sweden, and working with energy-related projects and investigations at the Association of Swedish Heating and Ventilation Engineers, Sweden. Prior to joining Atlas Copco in 2000, he was President of the Sandvik Saws and Tools Business Area. (Renamed Bahco Group in October 1999, when the business area changed ownership from Sandvik AB to Snap-on Inc.)
Holdings: 44 224 employee stock options.

Björn Rosengren
Senior Executive Vice President of Atlas Copco AB, and Business Area Executive for Construction and Mining Technique.
Employed: Since 1998.
Born: 1959.
Nationality: Swedish.
Education: M.Sc. in Technology, Chalmers University of Technology, Gothenburg, Sweden, in 1985.
Career: Between 1985 and 1995, he held various positions within Esab Group, including international assignments as Marketing Manager in Switzerland and Sweden, and other international positions in the field of Marketing. From 1995, he was General Manager, Nordhydraulic, Nordwin AB, Kramfors, Sweden. In 1998, he joined Atlas Copco as President, Atlas Copco Craelius Division, and prior to his present assignment he took the position of President, Atlas Copco Rock Drilling Equipment Division.
External directorship: Pergo, Sweden.
Holdings: 33 168 employee stock options.

Hans Ola Meyer
Senior Vice President Controlling and Finance.
Employed: Since 1991.
Born: 1955.
Nationality: Swedish.
Education: MBA, Stockholm School of Economics, Sweden, in 1977.
Career: Meyer was employed by Atlas Copco in 1978 in Group accounting and controlling. Later he moved to Ecuador as Financial Manager. He left Atlas Copco for a few years beginning 1984 to, among other things lead the asset management at Penningmarknadsmäklarna—later JP Bank, Sweden. In 1991 Meyer rejoined Atlas Copco as Financial Manager in Spain, a position he held until he became Senior Vice President, Finance and member of Group Management in 1993. Meyer has held his current position since 1999.
Holdings: 571 A, 300 B, 2 784 A call options, and 22 112 employee stock options.



Hans Ola Meyer, Hans Sandberg, Annika Berglund, Björn Rosengren, Göran Gezelius, Freek Nijdam, Marianne Hamilton, Bengt Kvarnbäck, and Gunnar Brock.

Marianne Hamilton
Senior Vice President, Organizational Development and Management Resources.
Employed: Since 1990.
Born: 1947.
Nationality: Swedish.
Education: Bachelor of Arts at the Stockholm University, Sweden, in 1972.
Career: In 1973, Hamilton was employed by Astra, working with marketing analysis. Between 1975 and 1990 she was a consultant for Mercuri Urval, an international consultancy agency. In 1990 Hamilton joined Atlas Copco as Vice President, Organizational Development for the Atlas Copco Industrial Technique Business Area, and one year later she began in her present position.
Holdings: 3 175 A, 2 784 A call options, and 22 112 employee stock options.

Hans Sandberg
Senior Vice President General Counsel.
Employed: Since 1975.
Born: 1946.
Nationality: Swedish.
Education: Master of law, Uppsala University, Sweden, 1970. Master of Comparative Jurisprudence (MCJ) New York University, United States, 1972.
Career: In 1972 Sandberg began as an Assistant Judge at Södra Roslagen District Court, thereafter he was an associate at the Lagerlöf Law firm in Stockholm. He joined Atlas Copco in 1975 as Corporate Counsel. In 1980, he was appointed general counsel Atlas Copco North America Inc. In 1984, Sandberg was promoted to his current position, and since 1989, he has been a member of Group Management. Sandberg has been Secretary of the Board of Directors of Atlas Copco AB since 1991.
External directorship: Chairman of the board for legal matters of the Association of Swedish Engineering Industries.
Holdings: 200 A, 2 784 A call options, and 22 112 employee stock options.

Annika Berglund
Senior Vice President Group Communications.
Employed: Since 1979.
Born: 1954.
Nationality: Swedish.
Education: MBA, Stockholm School of Economics, Sweden, in 1980. MBA, University of Antwerp, Belgium, in 1995.
Career: Berglund began her career with marketing analysis in Atlas Copco in 1979. Since then she has had a number of different positions in the Group related to marketing, sales, business controlling. During an assignment in Great Britain, she worked as a sales engineer. Prior to her present position, Berglund was Marketing Manager for Atlas Copco Controls.
Holdings: 1 300 A, 165 B, 2 784 A call options, and 22 112 employee stock options.


The face of commitment

Addresses

Atlas Copco Group Center
Atlas Copco AB (publ)
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045
www.atlascopco-group.com
Corp. id. no: 556014-2720

Atlas Copco Compressor Technique
Airpower
P O Box 100
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco
Airtec
P O Box 101
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco
Industrial Air
P O Box 103
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2576

Atlas Copco
Oil-free Air
P O Box 104
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco
Portable Air
P O Box 102
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco
Gas and Process
Am Ziegelofen 2
DE-50999 Cologne, Germany
Phone: +49-2236 965 00
Fax: +49-2236 965 05 22

Atlas Copco Rental Service
6929 E. Greenway Parkway, Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1-480-905 3300
Fax: +1-480-905 3400

Rental Service Corporation
6929 E. Greenway Parkway, Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1-480-905 3300
Fax: +1-480-905 3400

Atlas Copco Industrial Technique
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045

Milwaukee Electric Tool Corporation
13135 West Lisbon Road
Brookfield, WI 53005, USA
Phone: +1-262-781 3600
Fax: +1-262-783 8555

Atlas Copco Electric Tools
Postfach 320
DE-71361 Winnenden, Germany
Phone: +49-7195-120
Fax: +49-7195-126 66

Atlas Copco
Tools and Assembly Systems
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9500
Fax: +46-8-640 0546

Chicago Pneumatic
1800 Overview Drive
Rock Hill, SC 29730, USA
Phone: +1-803-817 7000
Fax: +1-803-817 7006

Atlas Copco Construction and Mining Technique
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045

Atlas Copco
Underground Rock Excavation
SE-701 91 Örebro, Sweden
Phone: +46-19-670 7000
Fax: +46-19-670 7070

Atlas Copco
Surface Drilling Equipment
SE-701 91 Örebro, Sweden
Phone: +46-19-670 7000
Fax: +46-19-670 7070

Atlas Copco
Rocktec
SE-701 91 Örebro, Sweden
Phone: +46-19-670 7000
Fax: +46-19-670 7070

Atlas Copco
Secoroc
Box 521
SE-737 25 Fagersta, Sweden
Phone: +46-223-461 00
Fax: +46-223-461 01

Atlas Copco
Construction Tools
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9600
Fax: +46-8-743 9650

Atlas Copco
Craelius
SE-195 82 Märsta, Sweden
Phone: +46-8-587 785 00
Fax: +46-8-591 187 82

Atlas Copco

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
Corp.id.no: 556014-2720
www.atlascopco-group.com